SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

●	Interim Consolidated Report as of June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: August 2, 2024

Mission

We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient and sustainable access to energy for all.
Our work is based on passion and innovation,
on our unique strengths and skills,
on the equal dignity of each person,
recognizing diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Eni

Interim Consolidated Report
as of June 30, 2024

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, dividends, buy-back programs, allocation of future cash flow from operations, financial structure evolution, future operating performance, targets of production and sale growth and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new oil and gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and oil and natural gas pricing; operational problems; general macroeconomic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com.

4	INTERIM CONSOLIDATED REPORT 2024

Highlights

Strategic and financial highlights

Strong strategic progress achieving key milestones. In the first half ‘24, Eni delivered efficient growth and portfolio rationalization while remaining financially disciplined.

●	Agreement with Ithaca Energy creating a transformational combination, combining two highly complementary UK upstream portfolios to establish a new satellite and a leading operator in the UKCS able to deliver growth and value by leveraging financial and technical synergies.

●	Also, as part of Eni’s objective for upgrading the E&P portfolio and divesting non-strategic assets, Eni agreed the sale of its Alaska properties, while completing on the divestment of its onshore Nigeria activities.

●	Signed an exclusivity agreement with KKR for the valorization of 20-25% of Enilive. We expect to close the transaction by year end. The sale has been agreed on a valuation of the company between €11.5 billion and €12.5 billion and similar to the deal concluded by Plenitude earlier in 2024 both helps to fund growth and confirms the value being created.

●	Established a Joint Venture between Enilive, Petronas and Euglena Co. Ltd to build and operate a biorefinery within the Pengerang industrial site in Malaysia, which is strategically close to sources of feedstock supply and with easy access to main international shipping routes. The plant, based on Ecofining™ technology and with a processing capacity of about 650 ktons/y, is expected to enter in operation by the second half of 2028 and will produce SAF, HVO and bio-naphtha, addressed to the aviation and transport sectors. This JV is in addition to the one established to build a new biorefinery in South Korea.

●	Enilive and Plenitude are our two competitively advantaged transition businesses delivering high growth and value. Enilive more than doubled bio throughputs year-on-year, while Plenitude grew installed renewable capacity by 24% from the first half ‘23.

●	In addition to building a stronger and more valuable business, Eni is committed to delivering an attractive and competitive distribution policy. The 2024 share buyback program commenced in May with a target amount of €1.6 billion to be completed by April 2025. As of July 19, 2024, around 21 million shares have been purchased, for a cash outlay of €0.3 billion. With the better-than-expected progress we are making in our divestments, we are aiming to accelerate the pace of the buyback above the original plan.

In the first half ‘24 achieved excellent results despite the mixed market environment with good crude oil realizations offsetting by lower gas prices, supportive refining margins albeit declining and weaker margins of chemical products.

●	Group delivered excellent result with a proforma adjusted EBIT of €8.2 billion and adjusted net profit of €3.1 billion. Adjusted cash flow before working capital of €7.8 billion signaled the strong underlying performance supported by our operational execution, growth, valuable assets and financial discipline. Group tax rate was 52% driven by upstream contribution. In particular:

-	E&P proforma adjusted EBIT was €6.9 billion (up by 3% vs. the first half ‘23), helped by production growth of 5% y-o-y to 1.73 million boe/d and a focus on efficiency boosting bottom line;

-	GGP proforma adjusted EBIT was €0.66 billion continuing to successfully optimize gas and LNG portfolio;

-	Enilive generated a proforma adjusted EBIT of €0.30 billion driven by higher biorefinery throughputs and a positive marketing performance, partly offset by lower biofuels margins. Plenitude earned a proforma adjusted EBIT of €0.39 billion, up by 48% vs the first half ‘23, driven by the increased retail businesses performance and the ramp-up in renewable installed capacity and related production volumes;

-	Refining proforma adjusted EBIT was €0.28 billion, slightly lower than the first half ‘23 result due to weaker refining margins and lower throughputs. The chemical business operated by Versalis reported a loss of €0.39 billion reflecting exceptionally adverse market conditions.

●	Overall, in the first half ‘24, Eni generated €7.8 billion of operating cash flow, largely covering the organic capex funding needs of €4.1 billion. Organic free cash flow of €3.7 billion have been used to fuel shareholders cash returns of €2 billion and together with around €1 billion of disposals mainly related to the Plenitude and Saipem transactions has enabled the Company to reduce net borrowings to €12.1 billion after the peak related to the cash-outs for the closing of Neptune acquisition (€2.3 billion).

●	Importantly, leverage is back on a descending trajectory, down to 0.22 as of June 30, 2024.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	5

Operating performance

●	Hydrocarbon production was 1.726 million boe/d, up about 5% compared to the first half of 2023. Production was supported by the Neptune acquisition (about 120 kboe/d), ramp-ups of the Baleine project in Côte d’Ivoire and Mozambique as well as higher contribution from Libya, partially offset by lower production due to the decline of mature fields. In the first half ‘24, added about 1 billion boe of new resources to reserve base mainly due to discoveries in Côte d’Ivoire, Cyprus, and Mexico.

●	As part of the development of transition businesses, as of June 30, 2024, the Group’s installed capacity from renewables amounted to 3.1 GW, up by 0.6 GW compared to June 30, 2023 (2.5 GW) and mainly referred to Plenitude. In the first half of ‘24, bio throughputs were 676 mmtonnes up by about 150% from the comparative period. The higher processed volumes benefitted from the start-up of Chalmette biorefinery, as well as from increased volumes at the Gela and Venice biorefineries.

●	As of June 30, 2024, EV charging points amounted to 20.4 thousand units, up by 23% from June 30, 2023 (16.6 thousand units) and up by 8% from the end of 2023 (19 thousand units as of December 31, 2023).

ESG performance and initiatives

●	TRIR (Total Recordable Injury Rate) of the workforce: affected by higher injuries relating to contractors.

●	Direct GHG emissions (Scope 1): in reduction compared to the first half of 2023, driven by a decrease in GGP, Power and Refining businesses, partly offset by E&P increase due to the acquisition of Neptune Energy and the start-up in Côte d’Ivoire.

●	Direct methane emissions (Scope 1): reducing from the first half of 2023.

●	Volumes of hydrocarbon sent to routine flaring: reducing compared to the first half of 2023.

●	Total volume of oil spills (>1 barrel): remarkable decline driven by a reduction in operational spills as well as fewer events from sabotages.

●	Re-injected produced water: increasing compared to first half of 2023, as a result of both the divestment of some offshore assets in Congo and the increase in reinjected water in Egypt (Melehia).

●	During the “Summit on Clean Cooking in Africa” by the International Energy Agency (IEA), Eni reaffirmed its commitment to promoting improved cooking systems, through the distribution of improved cookstoves to 10 million people in sub-Saharan Africa by 2027, reaching 20 million people with advanced cooking solutions by 2030. Eni has also endorsed the “Clean Cooking Declaration: Making 2024 the pivotal year for Clean Cooking” to accelerate universal access to more modern cooking systems, essential to ensure access to affordable, reliable, and sustainable energy for all.

●	The IFC (International Finance Corporation) and the Italian Climate Fund announced a $210 million investment in the subsidiary Eni Kenya BV to expand the production of agri-feedstock for the manufacturing of advanced biofuels, supporting the decarbonization of the transport industry and the livelihoods of up to 200,000 small-scale Kenyan oilseed farmers.

●	In partnership with Biocarbon Partners (BCP), was launched the Great Limpopo project, the largest initiative ever developed in Mozambique to protect forests and counteract deforestation causes in line with the REDD+ framework, defined and promoted by the United Nations. The program aims to preserve forests within an area up to 4 million hectares across 4 provinces in Mozambique, involving over 320,000 people.

●	Presented Eni’s projects of agricultural redevelopment and environmental biomonitoring linked to Agrivanda, Eni’s initiative managed by FEEM (Fondazione Eni Enrico Mattei), founded in 2018 in Viggiano, in the areas near to the Val d’Agri Oil Centre.

6	INTERIM CONSOLIDATED REPORT 2024

		First Half
KEY ECONOMIC AND FINANCIAL RESULTS		2024	2023
Sales from operations	(€ million)	44,651	46,776
Operating profit (loss)		4,251	4,275
Adjusted operating profit (loss)		6,212	8,022
Proforma adjusted EBIT (a)		8,223	10,101
- subsidiaries		6,212	8,022
Breakdown by segment
E&P		6,852	6,631
Global Gas & LNG Portfolio (GGP)		659	2,563
Enilive and Plenitude		689	605
Refining, Chemicals and Power		(58)	214
Corporate, other activities and consolidation adjustments		81	88
Adjusted net profit before taxes (a)		6,544	8,654
Adjusted net profit (loss) (a)(b)		3,101	4,842
per share (c)	(€)	0.94	1.43
per ADR (c)(d)	($)	2.03	3.09
Net profit (loss) (b)		1,872	2,682
per share (c)	(€)	0.56	0.78
per ADR (c)(d)	($)	1.21	1.69
Comprehensive income (b)	(€ million)	3,476	2,266
Net cash flow from operating activities	(€ million)	6,475	7,425
Capital expenditure		3,952	4,676
of which: exploration		280	366
hydrocarbons development		2,589	3,511
Total assets at period end		147,625	140,420
Shareholders’ equity including non-controlling interests at period end		55,219	55,528
Net borrowings at period end after IFRS 16 (a)		17,454	12,941
Net borrowings at period end before IFRS 16 (a)		12,113	8,215
Net capital employed at period end		72,673	68,469
of which: Exploration & Production		54,287	50,908
Global Gas & LNG Portfolio		(168)	615
Enilive and Plenitude		9,806	8,946
Refining, Chemicals and Power		8,611	8,118
Leverage before IFRS 16	(%)	22	15
Leverage after IFRS 16		32	23
Gearing		24	19
Coverage		13.4	17.6
Current ratio		1.3	1.4
Debt coverage		37.1	57.4
Share price at period end	(€)	14.35	13.18
Weighted average number of shares outstanding	(million)	3,196.3	3,341.7
Market capitalization (e)	(€ billion)	46	45

(a) Non-GAAP measure.

(b) Attributable to Eni’s shareholders.

(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.

(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(e) Number of outstanding shares by reference price at period end.

		First Half
EMPLOYEES		2024	2023
Exploration & Production	(number)	9,342	8,793
Global Gas & LNG Portfolio		662	683
Enilive and Plenitude		5,924	5,409
Refining, Chemicals and Power		11,487	10,821
Corporate and other activities		6,829	6,718
Total group employees		34,244	32,424
of which: women		9,387	8,630
outside Italy		12,210	11,223
Female managers	(%)	29.3	29.0

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	7

		First Half
HEALTH, SAFETY AND ENVIRONMENT (a)		2024	2023
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.41	0.38
employees		0.39	0.49
contractors		0.42	0.33
Direct GHG emissions (Scope 1)	(mmtonnes CO2eq)	19.1	19.6
Direct methane emissions (Scope 1)	(ktonnes CH4)	22.1	26.0
Volumes of hydrocarbons sent to routine flaring upstream	(billion Sm3)	0.4	0.5
Total volume of oil spills (>1 barrel)	(kbarrels)	2.2	10.4
of which: due to sabotage		2.1	2.8
R&D expenditures	(€ million)	79	73

(a) KPIs refer to 100% of the operated/cooperated assets, unless stated otherwise.

		First Half
OPERATING DATA		2024	2023
EXPLORATION & PRODUCTION
Hydrocarbon production (a)	(kboe/d)	1,726	1,638
liquids	(kbbl/d)	787	769
natural gas	(mmcf/d)	4,912	4,549
Production sold	(mmboe)	288	266
Average hydrocarbons realizations	($/boe)	57.83	58.98
Re-injected produced water	(%)	63	61
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	11.80	11.45
Oil spills due to operations (>1 barrel)(b)	(kbarrels)	0.1	0.1
GLOBAL GAS & LNG PORTFOLIO
Natural gas sales	(bcm)	24.83	25.99
of which: Italy		12.64	12.83
outside Italy		12.19	13.16
LNG sales		4.9	5.2
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	0.17	0.59
ENILIVE AND PLENITUDE
Capacity of biorefineries	(mmtonnes/year)	1.65	1.65
Bio throughputs	(ktonnes)	676	276
Average bio refineries utilization rate (c)	(%)	90	59
Retail market share in Italy		21.1	21.1
Retail sales of petroleum and bio products in Europe	(mmtonnes)	3.68	3.64
Average throughput of service stations in Europe	(kliters)	791	786
Retail and business customers at period end	(mln pod)	10.1	10.1
Retail and business gas sales to end customers	(bcm)	3.29	3.79
Retail and business power sales to end customers	(TWh)	8.78	8.81
Renewable installed capacity at period end	(GW)	3.1	2.5
Energy production from renewable sources	(TWh)	2.3	2.0
EV charging points at period end	(thousand)	20.4	16.6
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	0.30	0.24
REFINING, CHEMICALS AND POWER
Throughputs on own account	(mmtonnes)	12.2	13.4
Average oil refineries utilization rate	(%)	78	76
Production of chemical products	(ktonnes)	2,849	2,878
Average chemical plant utilization rate	(%)	51	54
Thermoelectric production	(TWh)	9.23	10.34
Power sales in the open market		12.23	13.73
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	6.86	7.34
SOₓ emissions (sulphur oxide)	(ktonnes SOₓeq.)	0.85	1.16
Direct GHG emissions (Scope 1)/refinery throughputs (raw and semi-finished materials)(b)	(tonnes CO2 eq./ktonnes)	224	223
Direct GHG emissions (Scope 1)/equivalent electricity produced (EniPower)(b)	(gCO2 eq./kWh eq.)	406	396

(a) Includes Eni’s share in joint ventures and equity-accounted entities.

(b) KPIs refer to 100% of the operated/cooperated assets, unless stated otherwise.

(c) Redetermined based on the effective biorefinery capacity.

8	INTERIM CONSOLIDATED REPORT 2024

Operating review

EXPLORATION & PRODUCTION

PRODUCTION AND PRICES

		First half
		2024	2023	Change	% Ch.
Production
Liquids	(kbbl/d)	787	769	18	2.3
Natural gas	(mmcf/d)	4,912	4,549	363	7.8
Hydrocarbons	(kboe/d)	1,726	1,638	88	5.4
Average realizations
Liquids	($/bbl)	76.53	72.06	4.47	6.2
Natural gas	($/kcf)	7.50	8.71	(1.21)	(13.9)
Hydrocarbons	($/boe)	57.83	58.98	(1.15)	(1.9)

In the first half of 2024, oil and natural gas production averaged 1.726 mmboe/d, up by over 5% compared to the first half of 2023. Production growth was driven by the Neptune acquisition (about 120 kboe/d), ramp-ups of the Baleine project in Côte d'Ivoire and the Coral project Mozambique as well as higher contribution from Libyan production, which were partly offset by mature fields decline.

Liquids production was 787 kbbl/d, up by over 2% compared to the first half of 2023 mainly due to the Neptune acquisition and growth in Côte d'Ivoire and Libya. These increases were partly offset by mature fields decline.

Natural gas production amounted to 4,912 mmcf/d, up 8% compared to the first half of 2023, mainly due to the Neptune acquisition, the ramp-up of the Coral Floating LNG project and higher contribution from Libya, offset by mature fields decline.

Oil and gas production sold amounted to 288 mmboe. The 26 mmboe difference over production (314 mmboe) mainly reflected volumes consumed in operations (23 mmboe), changes in inventory levels and other changes.

Liquids price realizations trended broadly in line with benchmarks. Natural gas price realizations reflected the price exposure of the production portfolio, where about 35% of volumes is indexed to the price of crude oil, higher than the share of production linked to European hub pricing (15%). The remainder of E&P produced gas volumes is sold at fixed prices.

PRODUCTION OF OIL AND NATURAL GAS BY REGION
		First half
		2024	2023
Italy	(kboe/d)	65	72
Rest of Europe		258	176
North Africa		314	283
Egypt		294	327
Sub-Saharan Africa		302	288
Kazakhstan		160	164
Rest of Asia		201	179
Americas		129	142
Australia and Oceania		3	7
Production of oil and natural gas (a)(b)		1,726	1,638
- of which Joint Ventures and associates		392	322
Production sold (a)	(mmboe)	288	266

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	9

PRODUCTION OF LIQUIDS BY REGION
		First half
		2024	2023
Italy	(kbbl/d)	27	30
Rest of Europe		139	101
North Africa		120	125
Egypt		62	70
Sub-Saharan Africa		174	168
Kazakhstan		113	115
Rest of Asia		89	85
Americas		63	75
Australia and Oceania			-
Production of liquids		787	769
- of which Joint Ventures and associates		212	175

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2024	2023
Italy	(mmcf/d)	200	218
Rest of Europe		624	390
North Africa		1,014	828
Egypt		1,212	1,348
Sub-Saharan Africa		669	632
Kazakhstan		247	252
Rest of Asia		588	495
Americas		342	351
Australia and Oceania		16	35
Production of natural gas		4,912	4,549
- of which Joint Ventures and associates		944	770

(a) Includes Eni’s share of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (125 and 128 kboe/d in the first half of 2024 and 2023, respectively).

Strategic developments

During the first half, Eni progressed in the objective of upgrading its portfolio trough selected development initiatives while remaining financially disciplined. The main initiatives are as follows:

●	Finalized the business combination with Neptune Energy, in conjunction with associate Vår Energi. This operation represents an exceptional strategic and operational fit by complementing Eni’s asset portfolio and geographies, strengthening Eni’s positions in key areas like Indonesia, Algeria and the UK, and as it aligns with our strategy of growing the natural gas business to provide the market and the customers with affordable, secure, and low-carbon energy.

●	Agreed with the independent upstreamer Ithaca Energy a transformational combination in the UKCS which will bring together two highly complementary asset portfolios to establish a focused, leading operator able to deliver growth and value leveraging financial and technical synergies. The proposed combination builds upon our track record of deploying Eni’s distinctive Satellite Model to adapt to the demands of the changing energy markets.

●	In line with Eni's strategy focused on the rationalization of the upstream activities by rebalancing its portfolio and divesting non-strategic assets, Eni signed a binding agreement with Hilcorp, one of the largest US private company operating in Alaska, to divest 100% of the Nikaitchuq and Oooguruk assets owned by Eni in Alaska. The closing of this transaction is subject to regulatory approvals and other customary terms and conditions.

●	Announced a new discovery with the Yopaat-1 EXP exploration well in Block 9, approximately 63 kilometers off the coast in the mid-deep water of the Cuenca Salina in the Sureste Basin, offshore Mexico. The preliminary estimates indicate a discovered potential of around 300-400 million boe of oil and associated gas in place. This discovery opens new, exciting

10	INTERIM CONSOLIDATED REPORT 2024

opportunities to develop a potential hub with 1.3 bboe of resources in place, including the discoveries in the adjacent Blocks 7/10.

●	Received formal consent from the Nigerian Upstream Petroleum Regulatory Commission for the sale of NAOC Ltd to Oando Plc. Eni has already obtained all other relevant local and regulatory authorities’ authorizations and will proceed to the completion of the transaction.

●	Eni has been named, for the fifth time, the upstream industry’s most valuable explorer in Wood Mackenzie’s industry-leading annual Exploration Survey. The survey recognized Eni’s efforts and discoveries to open new frontiers and find large volumes of advantaged resources.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

As of June 30, 2024, Eni’s mineral right portfolio consisted of 832 exclusive or shared properties for exploration and development oil and gas in 36 countries. Total acreage was 312,283 square kilometers net to Eni. As of December 31, 2023, total acreage was 301,308 square kilometers net to Eni.

In the first half of 2024, main changes derived from: (i) the entry in Netherlands and acquisition of new leases mainly in Australia, Angola, the United Kingdom and Norway for a total acreage of approximately 15,800 square kilometers; (ii) the relinquishment of licenses mainly in Italy, Timor Leste, Egypt and Indonesia for a total acreage of approximately 6,100 square kilometers; (iii) net acreage increase also due to interest changes mainly in Indonesia and Mexico for a total acreage of approximately 2,200 square kilometers; and (iv) net acreage decrease, also due to interest changes, mainly in Egypt and Mexico for a total acreage of approximately 900 square kilometers.

In the first half of 2024, a total of 21 exploratory wells were drilled (9.1 being Eni’s share), as compared to 18 exploratory wells drilled in the first half of 2023 (11.2 being Eni’s share).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	11

GLOBAL GAS & LNG PORTFOLIO

SUPPLY OF NATURAL GAS

In the first half of 2024, Eni’s consolidated subsidiaries supplied 25.53 bcm of natural gas, with a decrease of 0.35 bcm or 1.4% from the first half of 2023.

Gas volumes supplied outside Italy from consolidated subsidiaries (21.69 bcm), imported in Italy or sold outside Italy, represented approximately 85% of total supplies, with a decrease of 1.47 bcm or down by 6.3% from the first half of 2023 mainly reflecting lower volumes purchased in Libya (down by 0.50 bcm), Russia (down by 0.40 bcm) and the UK (down by 0.15 bcm), partially offset by higher purchases mainly in the Netherlands (up by 0.25 bcm), Indonesia (up by 0.16 bcm) and Norway (up by 0.15 bcm).

Supplies in Italy (3.84 bcm) reported an increase of 41.2% from the comparative period.

	First half
(bcm)	2024	2023	Change	% Ch.
Italy	3.84	2.72	1.12	41.2
Algeria (including LNG)	5.95	5.90	0.05	0.8
Norway	3.47	3.32	0.15	4.5
Russia	2.48	2.88	(0.40)	(13.9)
Qatar (LNG)	1.41	1.41	0.00	0.0
Netherlands	1.04	0.79	0.25	31.6
Indonesia (LNG)	1.03	0.87	0.16	18.4
Libya	0.88	1.38	(0.50)	(36.2)
United Kingdom	0.56	0.71	(0.15)	(21.1)
Congo	0.07	0.00	0.07	..
Other supplies of natural gas	3.23	4.06	(0.83)	(20.4)
Other supplies of LNG	1.57	1.84	(0.27)	(14.7)
Outside Italy	21.69	23.16	(1.47)	(6.3)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	25.53	25.88	(0.35)	(1.4)
Offtake from (input to) storage	(0.66)	0.14	(0.80)	..
Network losses, measurement differences and other changes	(0.04)	(0.03)	(0.01)	(33.3)
TOTAL AVAILABLE FOR SALE	24.83	25.99	(1.16)	(4.5)

SALES

		First half
		2024	2023	Change	% Ch.
Spot Gas price at Italian PSV	(€/MWh)	31	47	(16)	(33.9)
TTF		30	44	(15)	(33.7)
Natural gas sales	(bcm)
Italy		12.64	12.83	(0.19)	(1.5)
Rest of Europe		10.70	12.02	(1.32)	(11.0)
of which: Importers in Italy		0.79	1.24	(0.45)	(36.3)
European markets		9.91	10.78	(0.87)	(8.1)
Rest of World		1.49	1.14	0.35	30.7
WORLDWIDE GAS SALES (*)		24.83	25.99	(1.16)	(4.5)
of which: LNG sales		4.90	5.20	(0.30)	(5.8)

(*) Data include intercompany sales.

In the first half of 2024, natural gas sales were 24.83 bcm, down by 1.16 bcm from the first half of 2023, mainly due to lower volumes marketed in the European markets and in Italy. Sales in Italy were 12.64 bcm down by 0.19 bcm or 1.5% from the first half 2023 (12.83 bcm), due to lower sales marketed mainly to wholesalers and industrial segments, partly offset by higher sales to hub. Sales in European markets (9.91 bcm) decreased by 8.1% as result of lower sales mainly in Turkey, Benelux, France and the UK, partly offset by higher sales in Germany, Austria and the Iberian Peninsula.

12	INTERIM CONSOLIDATED REPORT 2024

		First half
	(bcm)	2024	2023	Change	%Ch.
Italy		12.64	12.83	(0.19)	(1.5)
Wholesalers		5.73	5.87	(0.14)	(2.4)
Italian gas exchange and spot markets		3.35	3.23	0.12	3.7
Industries		0.76	0.87	(0.11)	(12.6)
Power generation		0.29	0.25	0.04	16.0
Own consumption		2.51	2.61	(0.10)	(3.8)
International sales		12.19	13.16	(0.97)	(7.4)
Rest of Europe		10.70	12.02	(1.32)	(11.0)
Importers in Italy		0.79	1.24	(0.45)	(36.3)
European markets:		9.91	10.78	(0.87)	(8.1)
Iberian Peninsula		1.60	1.29	0.31	24.0
Germany/Austria		2.05	1.09	0.96	88.1
Benelux		1.44	2.03	(0.59)	(29.1)
United Kingdom		0.56	0.71	(0.15)	(21.1)
Turkey		2.44	3.67	(1.23)	(33.5)
France		1.79	1.95	(0.16)	(8.2)
Other		0.03	0.04	(0.01)	(25.0)
Extra European markets		1.49	1.14	0.35	30.7
NATURAL GAS SALES		24.83	25.99	(1.16)	(4.5)

		First half
	(bcm)	2024	2023	Change	%Ch.
Total sales of subsidiaries		24.83	25.99	(1.16)	(4.5)
Italy (including own consumption)		12.64	12.83	(0.19)	(1.5)
Rest of Europe		10.70	12.02	(1.32)	(11.0)
Outside Europe		1.49	1.14	0.35	30.7
NATURAL GAS SALES		24.83	25.99	(1.16)	(4.5)

LNG SALES

		First half
	(bcm)	2024	2023	Change	%Ch.
Europe		3.4	4.0	(0.6)	(15.0)
Outside Europe		1.5	1.2	0.3	25.0
TOTAL LNG SALES		4.9	5.2	(0.3)	(5.8)

LNG sales (included in worldwide gas sales) amounted to 4.9 bcm, representing a decrease from the comparative period (down by 0.3 bcm). In the first half of 2024, the main sources of LNG supply were Qatar, Nigeria and Indonesia.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	13

ENILIVE AND PLENITUDE

		First half
		2024	2023	Change	% Ch.
Enilive
Bio throughputs	(ktonnes)	676	276	400	144.9
Average bio refineries utilization rate (a)	(%)	90	59	31
Total Enilive sales	mmtonnes	11.81	10.89	0.92	8.4
of which: retail sales		3.68	3.64	0.04	1.0
wholesale sales (b)		6.96	6.00	0.96	16.0
other sales (c)		1.17	1.25	(0.08)	(6.4)
Retail market share in Italy	(%)	21.1	21.1
Plenitude
Retail and business gas sales to end customers	(bcm)	3.29	3.79	(0.50)	(13.2)
Retail and business power sales to end customers	(TWh)	8.78	8.81	(0.03)	(0.3)
Retail/business customers	(mln pod)	10.1	10.1	0.0	0.0
Energy production from renewable sources	(TWh)	2.3	2.0	0.3	15.0
Renewable installed capacity at period end	(GW)	3.1	2.5	0.6	24.0
EV charging points at period end	(thousand)	20.4	16.6	3.8	22.9

(a) Redetermined based on the effective biorefinery capacity.

(b) Starting from 2024, following the business reorganization, the wholesale volumes include sales through bunkering, sales to oil companies and chemicals. The comparative periods have been appropriately restated.

(c) Mainly sales to Group's companies.

Business developments

The Refining business continues the decarbonization process with the final investment decision to convert the traditional Livorno plant into a biorefinery, following the same successful model adopted in Gela and Venice. The start-up of the new biorefining lines is expected in 2026 with a capacity of 500 ktons/y of HVO diesel, VVO naphtha and bio-LPG through the reconfiguration of the existing hub. The project, which has obtained the release of the Health Impact Assessment (HIA) and favorable opinion of the Environmental Impact Assessment (EIA) Commission, is awaiting the signing of the decree by the Ministry of Environment and Energy Security. It includes the construction of a biogenic feedstock pretreatment unit, an Ecofining™ plant and a facility for the production of hydrogen from natural gas.

As part of the expansion of the biofuels business in Asian markets, Enilive, Petronas and Euglena Co. Ltd reached a final investment decision (FID) to build and operate a biorefinery within the Pengerang industrial site in Malaysia, which is strategically close to sources of feedstock supply and with easy access to main international shipping routes. The plant, based on Ecofining™ technology, is expected to be operational by the second half of 2028 and will produce SAF, HVO and bio-naphtha, addressed to the aviation and transport sectors. The expected processing capacity will be about 650 ktons/y.

Furthermore, Enilive and LG Chem thanks to the preliminary agreement of September 2023, signed a joint venture agreement representing a further step towards the final investment decision for the construction of a new biorefinery in South Korea. The target is to reach a treatment capacity of about 400 ktons/y of biogenic raw materials, leveraging on Eni's Ecofining™ technology.

Enilive Iberia finalized the acquisition of 100% of the shares of Atenoil, a company operating in the service station segment. The transaction, which has been approved by the relevant authorities, includes 21 service stations in the regions of Madrid, Andalusia and Castilla-La Mancha.

Signed a Letter of Intent (LoI) between Enilive and Ryanair for the long-term supply of sustainable aviation fuel “SAF” (Sustainable Aviation Fuel) at selected Ryanair airports across Italy. This agreement provides for up to 100 ktons of SAF between 2025 and 2030.

Furthermore, Eni signed an agreement with Fincantieri and RINA, a multinational inspection, certification, and engineering consultancy, to evaluate initiatives in the energy transition, targeting the decarbonization of the maritime sector.

Plenitude and Energy Infrastructure Partners (EIP) finalized the agreement for EIP to enter Plenitude's share capital through a reserved capital increase of approximately €0.6 bln, equal to around 7.6% of the Company’s share capital.

Plenitude has inaugurated the Villanueva II solar plant, with an installed capacity of 50 MW. The park has been developed over an area of about 100 hectares and is connected to the national transmission grid. The plant, consisting of over 76,000 photovoltaic modules, will produce over 100 GWh/year of electricity, equivalent to the energy needs of over 30,000 households.

In addition, in Italy Plenitude started operations at the Ravenna Ponticelle photovoltaic plant, with an installed capacity of 6 MW and completed the Montalto di Castro plant (photovoltaic, 24 MW in Eni's share).

14	INTERIM CONSOLIDATED REPORT 2024

In Spain, started the construction works at the Renopool photovoltaic solar installation, the largest PV plant ever built by the company, with an installed capacity of 330 MW. The solar park will generate 660 GWh/y and it will feature seven photovoltaic plants and one electric substation.

Plenitude, through its subsidiary Be Charge, signed a strategic partnership with MERKUR for the installation and management of innovative electric vehicle charging stations at MERKUR shopping centers across Slovenia. The agreement involves the installation, construction and management of 62 technologically advanced fast and ultra-fast charging points across the Country. The first charging stations of Plenitude will be operational at 24 MERKUR centers by the end of 2024, while the entire project will be completed by early 2026.

Plenitude started the operation at a new onshore wind farm with a capacity of 39 MW in Calabria, Italy. The plant, consisting of nine state-of-the-art wind turbines will produce 84 GWh of electricity per year, equivalent to the annual consumption of more than 30,000 households.

ENILIVE

Bio throughputs were 676 ktonnes, up by around 145% from the same period of 2023. The higher volumes processed benefitted from the entry into full operation of the Chalmette biorefinery, as well as from the increased processing at the Gela and Venice biorefineries, following the higher availability of the plants.

		First half
	(mmtonnes)	2024	2023	Change	%Ch.
Retail		2.60	2.58	0.02	0.8
Wholesale		5.16	4.53	0.63	13.9
Other sales		1.17	1.25	(0.08)	(6.4)
Petrochemicals		0.18	0.20	(0.02)	(10.0)
Sales in Italy		9.11	8.56	0.55	6.4
Retail		1.08	1.06	0.02	1.9
Wholesale		1.62	1.27	0.35	27.4
Sales outside Italy		2.70	2.33	0.37	15.8
TOTAL SALES OF REFINED PRODUCTS		11.81	10.89	0.92	8.4

In the first half of 2024, sales of refined products (11.81 mmtons) increased by 0.92 mmtons compared to the corresponding period of 2023 (up by 8.4%).

Retail sales in Italy were 2.60 mmtons, showing a slight increase of around 1% due to higher volumes of gasoline and HVO, partially offset by lower sales of gasoil. Eni’s retail market share of the first half 2024 was 21.1%, unchanged compared to the first half 2023.

As of June 30, 2024, Eni’s retail network in Italy consisted of 3,899 service stations, recording a decrease from June 30, 2023 (3,985 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (-91 units) and the non-renewal of 3 motorway concession, offset by the increase in owned (5 units) and leased (3 units) service stations. Average throughput in Italy (711 kliters) is in line with the first half of 2023 (712 kliters).

Wholesale sales in Italy were 5.34 mmtons, including 0.18 mmtons to the Petrochemical sector, were up by 13% from the first half of 2023, mainly due to higher sales of gasoline, gasoil and jet fuel. Other sales in Italy (1.17 mmtons) decreased compared to the first half of 2023 (down by 6.4%).

Retail and wholesale sales outside Italy of 2.70 mmtonnes increased by 0.37 mmtonnes from the first half of 2023. This increase mainly reflects higher volumes marketed in Germany and Spain, partly offset by lower sales in Austria and France.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	15

Retail and wholesale sales of refined products		First half
	(mmtonnes)	2024	2023	Change	%Ch.
ITALY		7.94	7.31	0.63	8.7
Retail sales		2.60	2.58	0.02	0.9
Gasoline		0.76	0.74	0.02	2.7
Gasoil		1.59	1.66	(0.07)	(4.2)
LPG		0.16	0.16	0.01	3.2
Other		0.09	0.02	0.07	328.6
Wholesale sales		5.34	4.73	0.61	12.9
Gasoil		2.30	2.15	0.15	7.0
Fuel Oil		0.01	0.01
LPG		0.26	0.24	0.02	8.3
Gasoline		1.00	0.69	0.31	44.9
Lubricants		0.02	0.03	(0.01)	(33.3)
Bunker		0.33	0.34	(0.01)	(2.9)
Jet Fuel		0.95	0.80	0.15	18.8
Other		0.47	0.47
OUTSIDE ITALY (RETAIL + WHOLESALE)		2.70	2.34	0.36	15.4
Gasoline		0.62	0.53	0.09	17.0
Gasoil		1.23	1.20	0.03	2.5
Jet Fuel		0.19	0.13	0.06	46.2
Fuel Oil		0.05	0.05
Lubricants		0.05	0.07	(0.02)	(28.6)
LPG		0.30	0.27	0.03	11.1
Other		0.26	0.09	0.17	188.9
TOTAL RETAIL AND WHOLESALE SALES		10.64	9.65	0.99	10.3

PLENITUDE

RETAIL GAS & POWER

		First half
	(bcm)	2024	2023	Change	% Ch.
Italy		2.29	2.54	(0.25)	(9.8)
Retail		1.67	1.89	(0.22)	(11.6)
Business		0.62	0.65	(0.03)	(4.6)
International sales		1.00	1.25	(0.25)	(20.0)
European markets:
France		0.78	0.99	(0.21)	(21.2)
Greece		0.15	0.17	(0.02)	(11.8)
Other		0.07	0.09	(0.02)	(22.2)
RETAIL AND BUSINESS GAS SALES		3.29	3.79	(0.50)	(13.2)

In the first half of 2024, retail and business gas sales in Italy and the rest of Europe amounted to 3.29 bcm, down by 0.50 bcm or 13.2% from the first half of 2023, mainly due to lower consumptions.

Gas sales in Italy amounted to 2.29 bcm, down by 9.8% from the comparative period, mainly reflecting lower volumes marketed at retail segment.

Gas sales in the European markets (1 bcm) reported a decrease of 0.25 bcm compared to the first half of 2023 as result of lower volumes sold in particular in France.

In the first half of 2024, retail and business power sales to end customers, managed by Plenitude and the subsidiaries outside Italy (France, Iberian Peninsula and Greece) amounted to 8.78 TWh, substantially in line with the first half of 2023.

16	INTERIM CONSOLIDATED REPORT 2024

RENEWABLES

		First half
	(TWh)	2024	2023	Change	% Ch.
Energy production from renewable sources		2.3	2.0	0.3	15.0
of which: photovoltaic		1.2	0.8	0.4	50.0
wind		1.1	1.2	(0.1)	(8.3)
of which: Italy		0.8	0.8	0.0	0.0
outside Italy		1.5	1.2	0.3	25.0

Energy production from renewable sources amounted to 2.3 TWh (of which 1.2 TWh photovoltaic, 1.1 TWh wind) up by 0.3 TWh compared to the first half of 2023, mainly benefitting from the contribution of acquired assets in operation and the start-up of organic projects, partially offset by adverse natural events in Texas.

Installed capacity

Follows breakdown of the installed capacity from renewables by technology:

		First half
	(GW)	2024	2023	Change	% Ch.
Installed capacity from renewables at period end		3.1	2.5	0.6	24.0
of which: photovoltaic (including installed storage capacity)		64%	58%
wind		36%	42%

Breakdown by Country:

	First half
(GW)	2024	2023	Change	% Ch.
ITALY	1.0	0.9	0.1	11.1
OUTSIDE ITALY	2.1	1.6	0.5	31.3
United States	1.3	0.9	0.4	44.4
Spain	0.4	0.4
Kazakhstan	0.2	0.1	0.1	..
France	0.1	0.1
Other	0.1	0.1
Total installed capacity from renewables at period end (including installed storage power)⁽*⁾	3.1	2.5	0.6	24.0

* Installed storage capacity amounted to 21 MW and 21 MW in the first half 2024 and the first half 2023, respectively.

As of June 30, 2024, the total renewable installed capacity was 3.1 GW. Compared to June 30, 2023, the capacity increased by 0.6 GW, mainly thanks to the acquisition in the USA and to the organic development in Italia, Spain, Kazakhstan and the UK.

E-MOBILITY

As of June 30, 2024, the installed charging points for electric vehicles amounted to 20.4 thousand units (of which 97% in Italy), up 23% from June 30, 2023 (16.6 thousand units) and up 7% from the end of 2023 (19 thousand units as of December 31, 2023).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	17

REFINING, CHEMICALS AND POWER

		First half
		2024	2023	Change	% Ch.
Refining
Standard Eni Refining Margin (SERM)(a)	($/bbl)	7.6	8.2	(0.6)	(7.3)
Throughputs in Italy on own account	(mmtonnes)	7.17	8.33	(1.16)	(13.9)
Throughputs in the rest of World on own account		5.03	5.07	(0.04)	(0.8)
Total throughputs on own account		12.20	13.40	(1.20)	(9.0)
Average oil refineries utilization rate	(%)	78	76
Chemicals
Sales of chemical products	(mmtonnes)	1.62	1.58	0.04	2.4
Average plant utilization rate	(%)	51	54
Power
Power sales in the open market	TWh	12.23	13.73	(1.50)	(10.9)
Thermoelectric production		9.23	10.34	(1.11)	(10.7)

(a) From January 1, 2024, the benchmark refining margin has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low-sulfur crudes.

Portfolio developments

Versalis finalized the acquisition of 100% of Tecnofilm SpA, a specialist company operating in the compounding sector. The operation is in line with Versalis’ strategy intended to strengthen the market share in high-value segments.

In addition, Versalis has entered into a collaboration with Crocco (SpA SB), a pioneering flexible packaging company, have launched a collaboration to produce food packaging film made from raw materials partly derived from the recycling of post-consumer plastics, targeting mass production for the large-scale retail market.

REFINING

In the first half of 2024, Eni’s Standard Refining Margin – SERM – amounted to 7.6 $/barrel, reporting decrease of 7.3% compared to the values reported in the same period of 2023 (8.2 $/barrel).

Eni refining throughputs on own account were 12.20 mmtonnes, down from the first half of 2023. In Italy, the reduced throughputs reflected lower volumes processed at Livorno refinery following the new set-up of the plant and the Sannazzaro refinery for planned maintenance. Throughputs in the rest of world are slightly decreasing compared to 2023, due to lower volumes processed by Adnoc for planned maintenance, partly offset by higher throughputs in Germany. Increased by 2 percentage points the average plant utilization rate (78%).

CHEMICALS

Chemicals production of 2,849 ktonnes decreased by 29 ktonnes (down by 1%). The main reduction were reported in the polymers segment, due to the planned standstills at Mantua and Brindisi plants.

Chemicals sales of 1,617 ktonnes increased by 38 ktonnes (up by 2.4%). In particular, higher volumes sales concerned Biochem segment (+61 ktonnes) following the consolidation of Novamont Group and intermediates (+39 ktonnes), partly offset by polymers segment (-54 ktonnes) due to the unfavorable scenario.

Moulding & Compounding sales of 36 ktonnes are related to semi-finished and products of the Finproject Group, particularly the last generation compound based on expandable polyolefins under the Levirex® brand and the ultra-light plastic material under the XL Extralight® brand.

Polyethylene and styrenics margins decreased due to lower prices as a result of a significant drop in demand.

18	INTERIM CONSOLIDATED REPORT 2024

		First half
	(ktonnes)	2024	2023	Change	%Ch.
Intermediates		1,894	1,934	(40)	(2.1)
Polymers		806	895	(89)	(10.0)
Biochem		111	5	106	..
Moulding & Compounding		38	44	(6)	(14.1)
Total productions		2,849	2,878	(29)	(1.0)
Consumption and losses		(1,499)	(1,686)	187	11.1
Purchases and change in inventories		267	387	(120)	(30.9)
Total availability		1,617	1,579	38	2.4
Intermediates		863	824	39	4.7
Polymers		650	704	(54)	(7.6)
Oilfield chemicals		7	13	(6)	(43.9)
Biochem		61	0	61
Moulding & Compounding		36	38	(2)	(6.2)
Total sales		1,617	1,579	38	2.4

POWER

		First half
		2024	2023	Change	% Ch.
Purchases of natural gas	(mmcm)	1,857	2,037	(180)	(8.8)
Purchases of other fuels	(ktoe)	80	94	(14)	(14.9)
Power generation	(TWh)	9.23	10.34	(1.11)	(10.7)
Steam	(ktonnes)	3,367	3,608	(241)	(6.7)

Availability of electricity		First half
(TWh)		2024	2023	Change	% Ch.
Power generation		9.23	10.34	(1.11)	(10.7)
Trading of electricity (a)		3.00	3.39	(0.39)	(11.5)
Availability		12.23	13.73	(1.50)	(10.9)
Power sales in the open market (b)		12.23	13.73	(1.50)	(10.9)

(a) Include positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).
(b) Include sales to Group's companies.

Eni’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantua, Ferrara and Bolgiano. As of June 30, 2024, installed operational capacity of EniPower’s power plants was 2.3 GW (net to Eni). In the first half of 2024, thermoelectric power generation was 9.23 TWh, decreasing from the first half of 2023. Electricity trading (3 TWh) reported a decrease of 11.5% from the comparative period, continuing the optimization of inflows and outflows of power. In the first half of 2024, power sales in the open market were 12.23 TWh, representing a decrease of 10.9%, following the lower volumes sold to the open market, partly offset by higher volumes marketed to Power Exchange.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	19

Financial review

SEGMENT MANAGEMENT INFORMATION

From January 1, 2024, the Eni segment information tracked by the management is articulated as follows:

•	Exploration & Production “E&P”;

•	Global Gas & LNG Portfolio “GGP”;

•	Enilive and Plenitude;

•	Refining, chemical activities managed by Versalis and Power (production of electricity from gas-fired plants);

•	Corporate, financial companies, business support companies, CCS activities and agribusiness.

The aggregation of Enilive (biorefining and retail sale of sustainable mobility products) and Plenitude (retail sale of energy commodities and value added services, production of electricity from renewable sources and management of the network of EV charging stations) in a single reporting segment is motivated by the fact that the two businesses exhibit similar economic characteristics, have a prevalent retail activity as customer-facing segments with a wide range of opportunities for cross-selling, as well as by the common strategic goal to decarbonize customers' CO2 emissions and the attractiveness of dedicated capital.

The Power business, given its less significant relevance in proportion to the Group's main economic and financial figures, has been aggregated with the operating segments with which it shares industrial similarities.

The re-segmentation of the adjusted operating profit for the comparative period of 2023 is disclosed below:

		First Half 2023
	(€ million)	As published	As restated
Adjusted operating profit (loss)		8,022	8,022
of which:
E&P		4,883	4,883
GGP		2,459	2,459
Enilive, Refining and Chemicals		241
- Enilive		340
- Refining		80
- Chemicals		(179)
Plenitude & Power		351
- Plenitude		265
- Power		86
Enilive and Plenitude			605
- Enilive			340
- Plenitude			265
Refining, Chemicals and Power			(13)
- Refining			80
- Chemicals			(179)
- Power			86
Corporate and other activities		(258)	(258)
Impact of unrealized intragroup profit elimination		346	346

For purpose of IFRS statutory financial reporting, Enilive and Plenitude are presented as two separate reportable segments.

20	INTERIM CONSOLIDATED REPORT 2024

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2024	2023	Change	% Ch.
Sales from operations		44,651	46,776	(2,125)	(4.5)
Other income and revenues		1,575	414	1,161	..
Operating expenses		(36,185)	(38,707)	2,522	6.5
Other operating income (expense)		(298)	41	(339)	..
Depreciation, depletion, amortization		(3,886)	(3,725)	(161)	(4.3)
Net impairment reversals (losses) of tangible and intangible and right-of-use assets		(1,503)	(389)	(1,114)	..
Write-off of tangible and intangible assets		(103)	(135)	32	23.7
Operating profit (loss)		4,251	4,275	(24)	(0.6)
Finance income (expense)		(318)	(243)	(75)	(30.9)
Income (expense) from investments		864	1,606	(742)	(46.2)
Profit (loss) before income taxes		4,797	5,638	(841)	(14.9)
Income taxes		(2,865)	(2,917)	52	1.8
Tax rate (%)		59.7	51.7
Net profit (loss)		1,932	2,721	(789)	(29.0)
attributable to:
- Eni's shareholders		1,872	2,682	(810)	(30.2)
- non-controlling interest		60	39	21	53.8

REPORTED RESULTS

The results for the first half of 2024 were achieved in a context characterized by a mixed commodities price scenario: Brent increased from 80 $/barrel in the first half of 2023, to 84 $/barrel in the first half of 2024 (up 5%); natural gas prices strengthened the downward trend underway by the last part of 2022, with a decrease of approximately 80% at the main European hubs (TTF and PSV) compared to the similar decrease experienced during the energy crisis associated with the conflict between the Russia and Ukraine; a similar trend characterized the US market (down 34% compared to the first half of 2023); oil refining margins, albeit down compared to the first half of 2023 (down 7.3%) and on a sequential basis in 2024 benefited from still generally favourable market conditions with an average refining margin of 7.6 $/bbl thanks to the positive trend in fuel demand driven in particular by the civil aviation and road transport segments, bottlenecks in the system/delays in start-ups as well as reduction of gas prices; the downturn of the European chemical business that characterized the 2023 full year continued in the first half of 2024, due to low dynamism in European demand and the fall in industrial production.

In the first half of 2024, net profit attributable to Eni’s shareholders was €1,872 million compared to €2,682 million in the first half of 2023, down 30% driven by lower income from investments, also due to a gain reported in the comparative period in connection to the sale of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights following the agreement with Snam, as well as higher tax rate impacted by lower gas prices and a less favorable geographic profit mix (in terms of an increasing share of taxable income in countries with a higher tax rate).

Net cash provided by operating activities decreased by 13% to €6,475 million, while net borrowings before IFRS 16 was €12,113 million.

The following table shows the main scenario indicators reported in the first half of 2024:

	First Half
	2024	2023	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	84.09	79.83	5.3
Average EUR/USD exchange rate (b)	1.081	1.081
Average price of Brent dated crude oil in euro	77.77	73.85	5.3
Standard Eni Refining Margin (SERM) (c)	7.6	8.2	(7.3)
PSV (d)	31	47	(33.9)
TTF (e)	30	44	(33.7)

(a) Price per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In $/bbl. Source: Eni calculations. From January 1, 2024, the benchmark refining margin has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low-sulfur crudes.

(d) €/MWh.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	21

ADJUSTED RESULTS AND BREAKDOWN OF SPECIAL ITEMS

	First Half
(€ million)	2024	2023	Change	% Ch.
Operating profit (loss)	4,251	4,275	(24)	(0.6)
Exclusion of inventory holding (gains) losses	(6)	609
Exclusion of special items	1,967	3,138
Adjusted operating profit (loss)	6,212	8,022	(1,810)	(22.6)
main JV/Associates adjusted EBIT	2,011	2,079	(68)	(3.3)
Proforma adjusted EBIT	8,223	10,101	(1,878)	(18.6)
Breakdown by segment:
Exploration & Production	6,852	6,631	221	3.3
Global Gas & LNG Portfolio	659	2,563	(1,904)	(74.3)
Enllive and Plenitude	689	605	84	13.9
Refining, Chemicals and Power	(58)	214	(272)	..
Corporate and other activities	(111)	(258)	147	57.0
Impact of unrealized intragroup profit elimination and other consolidation adjustments	192	346	(154)
Adjusted profit (loss) before taxes	6,544	8,654	(2,110)	(24.4)
Adjusted net profit (loss)	3,101	4,842	(1,741)	(36.0)
Net profit (loss)	1,932	2,721	(789)	(29.0)
Net profit (loss) attributable to Eni's shareholders	1,872	2,682	(810)	(30.2)
Exclusion of inventory holding (gains) losses	(4)	436
Exclusion of special items	1,233	1,724
Adjusted net profit (loss) attributable to Eni's shareholders	3,101	4,842	(1,741)	(36.0)

In the first half of 2024, the Group proforma adjused EBIT of €8,223 million was excellent despite the mixed market environment with good crude oil realizations and positive refining margins albeit down compared to first half of 2023, lower gas prices and wholesale margins, and weaker margins of chemical products. The performance was supported by the E&P segment (€6,852 million, up 3% vs. the first half of 2023) due to noticeable production growth (up by 5% compared to the first half of 2023) and better crude liquids realizations (up 7% vs. comparative period of 2023), positive trend in the results of Enilive and Plenitude segment (up 14% compared to the first half of 2023) due to higher biorefinery throughputs and positive marketing performance, and the ramp-up in renewable installed capacity and related production volumes. These positives were offset by the reduction in the GGP result (down 74% vs. the first half of 2023) driven by less favorable price scenario and lower benefits from one-off effects linked to the outcomes of negotiations/settlements, as well as lower performance in the Refining, Chemical and Power segment (a loss of €58 million in the first half of 2024 compared to a profit of €214 million in the first half of 2023).

The Group reported an adjusted net profit of €3,101 million (down 36% from the first half of 2023) reflecting also higher net finance expense due to lower interest income on cash deposits and higher tax rate.

In the first half of 2024 adjusted tax rate was 52% (up approximately 8 percentage points from the first half of 2023) due to the prevailing effect of the Upstream foreign taxation with higher tax rate and a reduced fiscal contribution of other sectors generally operating in OECD jurisdiction with lower tax rate.

22	INTERIM CONSOLIDATED REPORT 2024

	First Half
(€ million)	2024	2023
Special items of operating profit (loss)	1,967	3,138
- environmental charges (expense recovered from third-parties)	(490)	289
- impairment losses (impairment reversals), net	1,503	389
- net gains on disposal of assets	1
- risk provisions	13	16
- provisions for redundancy incentives	35	30
- commodity derivatives	587	1,384
- exchange rate differences and derivatives	104	30
- other	214	1,000
Net finance (income) expense	(117)	(24)
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(104)	(30)
Net income (expense) from investments	(97)	(707)
of which:
- gain on the sale of a 10% stake in Saipem	(166)
- SeaCorridor operation		(824)
Income taxes	(544)	(683)
Total special items of net profit (loss)	1,209	1,724
attributable to:
- Eni’s shareholders	1,233	1,724
- Non-controlling interest	(24)

The breakdown of special items recorded in operating profit by segment (net charges of €1,967 million) is as follows:

•	E&P: net charges of €1,403 million mainly relating to writedowns of oil&gas properties driven by alignment of a disposal group in Alaska to its fair value and a reserves revision at an oil asset in Congo; such assets review was part of a re-prioritization of investment capital away from future phases of the development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy;

•	GGP: net charges of €1,318 million relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charges of €1,028 million); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €58 million);

•	Enilive and Plenitude: net gains of €431 million mainly relating to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity;

•	Refining, Chemicals and Power: net charges of €47 million mainly relating to the writedown of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in both the Refining and the Chemicals businesses (€168 million), and other charges, which were offset by a gain of €184 million due to an agreement covering certain environmental matters as described below;

•	Corporate and other activities: a net gain of €370 million mainly relating to the signing of a comprehensive agreement with an Italian operator enabling a 50-50 sharing of the environmental costs spent in several Italian sites which were jointly managed in late eighties’ – early nineties’ by the two partners, after that cleaning up and environmental activities have been fully carried out by or provisioned Eni[1] at 100%.

The other special items in the first half of 2024 included a gain of €0.2 billion in connection to the sale of a 10% stake in the equity interests of Eni’s interest in Saipem.

1 The overall gain following the comprehensive agreement was approximately €0.8 billion; the amount not considered as special item is included in the adjusted result.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	23

REVENUES

	First Half
(€ million)	2024	2023	Change	% Ch.
Exploration & Production	11,907	11,565	342	3.0
Global Gas & LNG Portfolio	7,003	11,688	(4,685)	(40.1)
Enilive and Plenitude	15,956	16,302	(346)	(2.1)
- Enilive	10,759	10,334	425	4.1
- Plenitude	5,207	5,970	(763)	(12.8)
- Consolidation adjustments	(10)	(2)	(8)
Refining, Chemicals and Power	26,655	24,760	1,895	7.7
- Refining	23,696	20,948	2,748	13.1
- Chemicals	2,243	2,245	(2)	(0.1)
- Power	1,461	2,208	(747)	(33.8)
- Consolidation adjustments	(745)	(641)	(104)
Corporate and other activities	987	936	51	5.4
Consolidation adjustments	(17,857)	(18,475)	618
Sales from operations	44,651	46,776	(2,125)	(4.5)
Other income and revenues	1,575	414	1,161	..
Total revenues	46,226	47,190	(964)	(2.0)

Total revenues amounted to €46,226 million, down 2% from the first half of 2023.

Eni’s sales from operations in the first half of 2024 (€44,651 million), reflecting the effect of the mixed trend in energy commodities: the Brent price increased by 5% in the first half of 2024; natural gas spot prices in Italy and Europe reported a decrease of approximately 40%. The refining business benefited by better product crack spreads in Europe driven by the civil aviation and road transport segments. The Chemical business was affected by weak fundamentals connected to the lack of dynamism in European demand and competitive pressure from geographies with competitive cost. In the Enilive and Plenitude segment higher biorefinery throughputs, positive performance in the marketing, improving retail margins in Italy, and the growth in renewable installed capacity and related production volumes were offset by lower biofuels margins.

Other income and revenues amounting to €1,575 million, increased by €1,161 million from the first half of 2023 due to a gain resulting to a comprehensive agreement with an Italian operator covering a 50-50 sharing of the environmental costs relating to several Italian hubs (see discussion in “the special items section”). In addition, they include the share of lease repayments debited to joint operators in Eni-led upstream projects, as well as revenues from patents, licenses and royalties.

OPERATING EXPENSES

	First Half
(€ million)	2024	2023	Change	% Ch.
Purchases, services and other	34,448	37,107	(2,659)	(7.2)
Impairment losses (impairment reversals) of trade and other receivables, net	76	60	16	26.7
Payroll and related costs	1,661	1,540	121	7.9
of which: provision for redundancy incentives and other	35	30	5
	36,185	38,707	(2,522)	(6.5)

Operating expenses in the first half of 2024 (€36,185 million) decreased by €2,522 million from the first half of 2023.

Purchases, services and other (€34,448 million) decreased by €2,659 million from the same period of 2023, mainly reflecting lower costs for hydrocarbon supplied (gas from long-term supply contracts and refinery and chemical feedstocks).

Payroll and related costs (€1,661 million) increased by 8% from the first half of 2023, mainly due to new business acquisitions finalized at the end of 2023 and the beginning of 2024.

24	INTERIM CONSOLIDATED REPORT 2024

DEPRECIATION, DEPLETION, AMORTIZATION, IMPAIRMENT LOSSES (IMPAIRMENT REVERSALS) NET AND WRITE-OFF

	First Half
(€ million)	2024	2023	Change	% Ch.
Exploration & Production	3,185	3,096	89	2.9
Global Gas & LNG Portfolio	118	113	5	4.4
Enilive and Plenitude	340	320	20	6.3
- Enilive	138	122	16	13.1
- Plenitude	202	198	4	2.0
Refining, Chemicals and Power	186	147	39	26.5
Corporate and other activities	73	66	7	10.6
Impact of unrealized intragroup profit elimination	(16)	(17)	1
Total depreciation, depletion and amortization	3,886	3,725	161	4.3
Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	1,503	389	1,114	..
Depreciation, depletion, amortization, impairments and reversals	5,389	4,114	1,275	31.0
Write-off of tangible and intangible assets	103	135	(32)	(23.7)
	5,492	4,249	1,243	29.3

Depreciation, depletion and amortization (€3,886 million) increased by €161 million from the first half of 2023 (up by 4.3%) mainly in the Exploration & Production segment due to start-ups and ramp-up of new projects. Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net (€1,503 million) are disclosed in the section “Adjusted results and breakdown of special item”.

FINANCE INCOME (EXPENSE)

	First Half
(€ million)	2024	2023	Change
Finance income (expense) related to net borrowings	(300)	(259)	(41)
- Interest expense on corporate bonds	(377)	(315)	(62)
- Net income from financial activities held for trading	188	113	75
- Net income from financial assets measured at fair value through profit or loss	14	12	2
- Interest expense for banks and other financing istitutions	(197)	(111)	(86)
- Interest expense for lease liabilities	(155)	(125)	(30)
- Interest from banks	154	161	(7)
- Interest and other income from receivables and securities for non-financing operating activities	73	6	67
Income (expense) on derivative financial instruments	85	(12)	97
- Derivatives on exchange rate	102	(20)	122
- Derivatives on interest rate	(17)	8	(25)
Exchange differences, net	(43)	104	(147)
Other finance income (expense)	(117)	(108)	(9)
- Interest and other income from receivables and securities for financing operating activities	3	65	(62)
- Finance expense due to the passage of time (accretion discount)	(96)	(151)	55
- Other finance income (expense)	(24)	(22)	(2)
	(375)	(275)	(100)
Finance expense capitalized	57	32	25
	(318)	(243)	(75)

Net finance expense (€318 million) reported a slightly increased (€75 million from the first half of 2023) mainly due to: (i) expense related to net borrowings increasing by €41 million; (ii) recognition of higher losses on exchange rate (down €147 million) offset by the positive change of fair-valued currency derivatives (up €122 million) lacking the formal criteria to be designated as hedges under IFRS 9.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	25

NET INCOME (EXPENSE) FROM INVESTMENTS

	First Half
(€ million)	2024	2023	Change
Share of gains (losses) from equity-accounted investments	611	691	(80)
Dividends	85	92	(7)
Net gains (losses) on disposals	185	418	(233)
Other income (expense), net	(17)	405	(422)
Income (expense) from investments	864	1,606	(742)

Net income from investments amounted to €864 million, decreased compared to the same period of 2023 (down €742 million) and related to:

- gains from equity-accounted investments (€611 million) mainly relating to the share profit of the Vår Energi, Azule Energy and ADNOC R&GT;

- dividends of €85 million paid by minor investments in certain entities which were designated at fair value through OCI under IFRS 9 except for dividends which are recorded through profit. These entities mainly comprised Nigeria LNG (€53 million) and Saudi European Petrochemical Co. (€10 million);

- net gains on disposals of €185 million mainly relating to the sale of a 10% stake in the equity interests of Eni’s interest in Saipem.

26	INTERIM CONSOLIDATED REPORT 2024

SUMMARIZED GROUP BALANCE SHEET2

(€ million)	Dec. 31, 2023	Reclassification to financing receivables (a)	Jan. 1, 2024	Jun. 30, 2024	Change
Fixed assets
Property, plant and equipment	56,299		56,299	58,069	1,770
Right of use	4,834		4,834	4,875	41
Intangible assets	6,379		6,379	6,475	96
Inventories - Compulsory stock	1,576		1,576	1,587	11
Equity-accounted investments and other investments	13,886		13,886	14,547	661
Receivables and securities held for operating purposes	2,335	(1,339)	996	1,054	58
Net payables related to capital expenditure	(2,031)		(2,031)	(2,260)	(229)
	83,278	(1,339)	81,939	84,347	2,408
Net working capital
Inventories	6,186		6,186	6,679	493
Trade receivables	13,184		13,184	11,395	(1,789)
Trade payables	(14,231)		(14,231)	(12,654)	1,577
Net tax assets (liabilities)	(2,112)		(2,112)	(3,562)	(1,450)
Provisions	(15,533)		(15,533)	(15,509)	24
Other current assets and liabilities	(892)		(892)	535	1,427
	(13,398)		(13,398)	(13,116)	282
Provisions for employee benefits	(748)		(748)	(754)	(6)
Assets held for sale including related liabilities	747		747	2,196	1,449
CAPITAL EMPLOYED, NET	69,879	(1,339)	68,540	72,673	4,133
Eni’s shareholders equity	53,184		53,184	54,358	1,174
Non-controlling interest	460		460	861	401
Shareholders’ equity	53,644		53,644	55,219	1,575
Net borrowings before lease liabilities ex IFRS 16	10,899	(1,339)	9,560	12,113	2,553
Lease liabilities	5,336		5,336	5,341	5
- of which Eni working interest	4,856		4,856	4,846	(10)
- of which Joint operators’ working interest	480		480	495	15
Net borrowings post lease liabilities ex IFRS 16	16,235	(1,339)	14,896	17,454	2,558
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	69,879	(1,339)	68,540	72,673	4,133
Leverage before lease liability ex IFRS 16	0.20			0.22
Leverage after lease liability ex IFRS 16	0.30			0.32
Gearing	0.23			0.24

(a) From January 1, 2024, considering Eni’s strategy based on the satellite model which envisages an increasing autonomy of non-consolidated entities, loans granted to certain JVs, previously classified as invested capital, have been reclassified as long-term financing receivables because it has been recognized that Eni is exposed to a credit risk. Therefore, such financing receivables have been netted against gross finance debt to determine Eni’s net borrowings and to calculate the Group leverage. This new classification has been made by restating the opening balance of the group statement of financial position as of January 1, 2024.

As of June 30, 2024, fixed assets (€84,347 million) increased by €2,408 million from January 1, 2024, due to capital expenditures and the acquisition of the Neptune Energy Group, as well as positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.071, down 3.1% compared to 1.105 as of December 31, 2023), thus increasing the book values of dollar-denominated assets and DD&A, impairment charges and write-offs.

Net working capital (-€13,116 million) almost unchanged from January 1, 2024, due to fair value changes of derivative instruments and decreased balance between trade receivables and trade payables (€1,215 million), partly offset by increasing tax payables (up by €1,450 million) as in Italy the payments of excise taxes on fuel sales of the first part of the new fiscal year is brought forward to December of the previous year.

Shareholders’ equity (€55,219 million) increased by €1,575 million compared to January 1, 2024, due to the net profit for the period (€1,932 million) and positive foreign currency translation differences (€1,701 million) reflecting the appreciation of the USD vs. EUR, partly offset by shareholders remuneration (€1,502 million) and buyback (€547 million).

Net borrowings3 before lease liabilities as of June 30, 2024, amounted to €12,113 million.

Leverage4 – the ratio of the borrowings to total equity– was 0.22 as of June 30, 2024.

2 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

3 Details on net borrowings are furnished on page 34.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	27

SUMMARIZED GROUP CASH FLOW STATEMENT5

	First Half
(€ million)	2024	2023	Change
Net profit (loss)	1,932	2,721	(789)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	4,899	3,161	1,738
- net gains on disposal of assets	(184)	(418)	234
- dividends, interests, taxes and other changes	3,165	3,071	94
Changes in working capital related to operations	(1,038)	1,294	(2,332)
Dividends received by investments	1,104	1,340	(236)
Taxes paid	(2,819)	(3,389)	570
Interests (paid) received	(584)	(355)	(229)
Net cash provided by operating activities	6,475	7,425	(950)
Capital expenditure	(3,952)	(4,676)	724
Investments and purchase of consolidated subsidiaries and businesses	(2,308)	(1,810)	(498)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	627	489	138
Other cash flow related to investing activities and disinvestments	48	299	(251)
Free cash flow	890	1,727	(837)
Net cash inflow (outflow) related to financial activities	(120)	666	(786)
Changes in short and long-term financial debt	1,444	1,428	16
Repayment of lease liabilities	(671)	(475)	(196)
Dividends paid and changes in non-controlling interests and reserves	(1,486)	(2,008)	522
Net issue (repayment) of perpetual hybrid bond	(87)	(87)
Effect of changes in consolidation and exchange differences of cash and cash equivalent	45	(15)	60
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	15	1,236	(1,221)
Adjusted net cash before changes in working capital at replacement cost	7,803	9,523	(1,720)

Change in net borrowings	First Half
(€ million)	2024	2023	Change
Free cash flow	890	1,727	(837)
Repayment of lease liabilities	(671)	(475)	(196)
Net borrowings of acquired companies	(478)		(478)
Net borrowings of divested companies		(147)	147
Exchange differences on net borrowings and other changes (a)	(721)	(199)	(522)
Dividends paid and changes in non-controlling interest and reserves	(1,486)	(2,008)	522
Net issue (repayment) of perpetual hybrid bond	(87)	(87)
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(2,553)	(1,189)	(1,364)
Repayment of lease liabilities	671	475	196
Inception of new leases and other changes	(676)	(250)	(426)
Change in lease liabilities	(5)	225	(230)
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(2,558)	(964)	(1,594)

(a) Includes payables due to suppliers recognized as financing payables because of the deferral of payment terms and incurred in connection with expenditures to purchase plant and equipment (€1,056 million and €189 million in the first half 2024 and the first half 2023, respectively).

Net cash provided by operating activities in the first half of 2024 was €6,475 million and included €1,104 million of dividends distributed from Eni’s investments, mainly Azule Energy, Vår Energi and ADNOC R&GT.

Cash outflows for acquisitions net of divestments were about €1.6 billion and mainly related to the acquisition of Neptune Energy (€2.3 billion including acquired net debt) and Plenitude’s renewable assets, a service stations network in Spain, partly offset by the sale of 10% of Saipem, the divestment of Eni’s production licenses in Congo to Perenco, as well as the Plenitude capital contribution of €0.6 billion following the finalization of the agreement with the EIP fund who acquired a minority interest (7.6%).

Cash flow from operating activities before changes in working capital at replacement cost was €7,803 million in the first half of 2024 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, extraordinary charges/gains, the fair value of commodity derivatives lacking the

5 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

28	INTERIM CONSOLIDATED REPORT 2024

formal criteria to be designated as hedges or prorated on an accrual basis.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

	First Half
(€ million)	2024	2023
Net cash provided by operating activities	6,475	7,425
Changes in working capital related to operations	1,038	(1,294)
Exclusion of commodity derivatives	587	1,384
Exclusion of inventory holding (gains) losses	(6)	609
Net cash before changes in working capital at replacement cost	8,094	8,124
Extraordinary charges (gains)	(291)	1,399
Adjusted net cash before changes in working capital at replacement cost	7,803	9,523

CAPITAL EXPENDITURE AND INVESTMENTS

	First Half
(€ million)	2024	2023	Change	% Ch.
Exploration & Production	2,885	3,899	(1,014)	(26.0)
of which: - exploration	280	366	(86)	(23.5)
- oil and gas development	2,589	3,511	(922)	(26.3)
- other	16	22	(6)	(27.3)
Global Gas & LNG Portfolio	5	6	(1)	(16.7)
Enilive and Plenitude	602	367	235	64.0
- Enilive	121	108	13	12.0
- Plenitude	481	259	222	85.7
Refining, Chemicals and Power	332	294	38	12.9
- Refining	187	177	10	5.6
- Chemicals	105	69	36	52.2
- Power	40	48	(8)	(16.7)
Corporate and other activities	137	114	23	20.2
Impact of unrealized intragroup profit elimination	(9)	(4)	(5)
Capital expenditure (a)	3,952	4,676	(724)	(15.5)
Investments and purchase of consolidated subsidiaries and businesses	2,308	1,810	498	27.5
Total capex and investments and purchase of consolidated subsidiaries and businesses	6,260	6,486	(226)	(3.5)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€1,056 million and €189 million in the first half 2024 and the first half 2023, respectively).

Cash outflows for capital expenditure and investments and purchase of consolidated subsidiaries and businesses were €6,260 million (down approximately 3% from the first half of 2023). Investments and purchase of consolidated subsidiaries and businesses amounted to €2,308 million and mainly included the acquisition of Neptune Energy, Plenitude’s renewable assets and a service stations network in Spain in the Enilive business.

In the first half of 2024, capital expenditure amounted to €3,952 million (€4,676 million in the first half of 2023) decreasing by approximately 15% compared to the first half of 2023, in particular:

•	in the Exploration & Production, capital expenditure mainly related to oil and gas development activities (€2,589 million) in particular in Congo, Côte d’Ivoire, Egypt, Italy, Iraq, Algeria, Libya, Kazakhstan and the United Arab Emirates;

•	in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€481 million) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network, while Enilive capital expenditure (€121 million) were related to biorefineries and biomethane activities, HSE initiatives as well as marketing activity for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

•	in the Refining, Chemicals and Power segment mainly related to traditional refining in Italy (€187 million) relating to the new Livorno biorefinery, maintenance and stay-in-business and in the chemical business (€105 million) to circular economy and asset integrity;

•	the Corporate’s capital expenditure was mainly addressed to the CCUS and agro-biofeedstock projects (€85 million).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	29

RESULTS BY SEGMENT6

EXPLORATION & PRODUCTION

	First Half
(€ million)	2024	2023	Change	% Ch.
Proforma adjusted EBIT	6,852	6,631	221	3.3
of which: main JV/Associates	1,885	1,748	137	7.8
Operating profit (loss) of subsidiaries	3,564	4,544	(980)	(21.6)
Exclusion of special items	1,403	339	1,064
Adjusted operating profit (loss) of subsidiaries	4,967	4,883	84	1.7
Adjusted profit (loss) before taxes	5,364	5,418	(54)	(1.0)
tax rate (%)	55.1	52.7
Adjusted net profit (loss)	2,408	2,564	(156)	(6.1)
Results also include:
Exploration expenses:	186	228	(42)	(18.4)
- prospecting, geological and geophysical expenses	81	119	(38)	(31.9)
- write-off of unsuccessful wells	105	109	(4)	(3.7)
Capital expenditure	2,885	3,899	(1,014)	(26.0)

In the first half ’24, Exploration & Production reported a proforma adjusted EBIT of €6,852 million, up by 3% versus the comparative period, leveraging on production growth (+5% vs. the first half ’23), efficiency gains and better realizations driven by higher crude oil prices in USD (the marker Brent was up by 5% vs. the first half ’23).

The segment reported an adjusted net profit of €2,408 million, a decrease of €156 million or 6% compared to the first half ’23. The improved underlying performance was offset by an increase in the adjusted tax rate.

In the first half of 2024, the adjusted tax rate increased by about 2 percentage points compared to the comparative period, reflecting the current mix of geographies driven by the higher relative weight of countries with above average rates and limited impact of the spread gas vs crude oil in the current market environment which might dilute the segment tax rate in case of widening.

6 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

30	INTERIM CONSOLIDATED REPORT 2024

GLOBAL GAS & LNG PORTFOLIO

	First Half
(€ million)	2024	2023	Change	% Ch.
Proforma adjusted EBIT	659	2,563	(1,904)	(74.3)
of which: main JV/Associates	23	104	(81)	(77.9)
Operating profit (loss) of subsidiaries	(682)	814	(1,496)	..
Exclusion of special items	1,318	1,645	(327)
Adjusted operating profit (loss) of subsidiaries	636	2,459	(1,823)	(74.1)
Adjusted profit (loss) before taxes	659	2,488	(1,829)	(73.5)
tax rate (%)	41.0	27.4
Adjusted net profit (loss)	389	1,807	(1,418)	(78.5)
Capital expenditure	5	6	(1)	(16.7)

In the first half ’24, the Global Gas & LNG Portfolio segment achieved a proforma adjusted Ebit of €659 million, including the operating margin of the equity accounted entity SeaCorridor. The result was impacted by less favorable price scenario and reduced volatility which affected trading and optimization opportunities and lower benefits from one-off effects linked to the outcomes of negotiations/settlements.

The adjusted operating profit of subsidiaries benefitted from a reclassification of certain tax items settled by the JV SeaCorridor on behalf of the shipper and comprised into the transport tariff; these items, as accrued year-to-date, were previously reported as operating expenses by subsidiaries and have now been included in income taxes.

The Global Gas & LNG Portfolio segment achieved an adjusted net profit of €389 million, down by €1,418 million vs. the first half of 2023.

ENILIVE AND PLENITUDE

	First Half
(€ million)	2024	2023	Change	% Ch.
Proforma adjusted EBITDA	1,059	931	128	13.7
- Enilive	450	462	(12)	(2.6)
- Plenitude	609	469	140	29.9
Proforma adjusted EBIT	689	605	84	13.9
- Enilive	298	340	(42)	(12.4)
of which: main JV/Associates	(14)		(14)
- Plenitude	391	265	126	47.5
Operating profit (loss) of subsidiaries	1,130	(48)	1,178	..
Exclusion of special items	(419)	653	(1,072)	..
Adjusted operating profit (loss) of subsidiaries	711	605	106	17.5
Adjusted profit (loss) before taxes	650	581	69	11.9
tax rate (%)	33.7	31.0
Adjusted net profit (loss)	431	401	30	7.5
Capital expenditure	602	367	235	64

In the first half ’24 the Enilive business reported a proforma adjusted Ebit of €298 million, down by 12% compared to the same period in 2023, reflecting deteriorated biofuel margins. In biorefining, doubled throughputs driven by capacity addition and higher utilization rates, and maximization of pre-treatment of challenging feedstock have been more than offset by margin pressure due to spot HVO price in EU and lower RIN prices in North America. Marketing steady results benefitted from higher demand, especially in wholesale (jet fuel and gasoil) and valorization of captive demand.

Proforma adjusted Ebitda amounted to €450 million (€462 million in the first half ’23) and its guidance for the year is confirmed approximately €1 billion. Enilive is well-positioned to capitalize on the expected demand increase in the second half of 2024, sustained by the implementation of new obligations in the Netherlands and the impact of EU provisional anti-dumping duty recently published, as well as more stringent policy in California.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	31

In the first half ’24 Plenitude reported a proforma adjusted Ebit of €391 million, up by 48% vs the first half ’23, driven by improving retail margins in Italy, also supported by lower commodity scenario volatility, and the recovery of competitiveness on international markets, as well as the growth in renewable installed capacity and related production volumes.

Proforma adjusted Ebitda amounted to €609 million up by 30% vs first half of ’23.

Adjusted net profit amounted to €431 million, an increase of 8% compared to the first half ’23.

REFINING, CHEMICALS AND POWER

	First Half
(€ million)	2024	2023	Change	% Ch.
Proforma adjusted EBIT	(58)	214	(272)	..
- Refining	282	307	(25)	(8.1)
of which: main JV/Associates	125	227	(102)	(44.9)
- Chemicals	(390)	(179)	(211)	..
- Power	50	86	(36)	(41.9)
Operating profit (loss) of subsidiaries	0	(838)	838	..
Exclusion of inventory holding (gains) losses	(230)	549	(779)
Exclusion of special items	47	276	(229)
Adjusted operating profit (loss) of subsidiaries	(183)	(13)	(170)	..
Adjusted profit (loss) before taxes	(96)	200	(296)	..
tax rate (%)	..	26.0
Adjusted net profit (loss)	(44)	148	(192)	..
Capital expenditure	332	294	38	12.9

In the first half ’24, the Refining, Chemicals and Power segment reported a proforma adjusted loss of €58 million, compared to a profit of €214 million of the first half ’23.

The Refining business delivered a proforma adjusted Ebit of €282 million, slightly below the first half ’23 result as weaker refining margins and lower throughputs. The result included the ADNOC R&GT contribution.

The Chemical business, managed by Versalis, reported a proforma adjusted loss of €390 million in the first half of ’24 (€179 million loss in the first half ’23). Result was negatively affected by lower demand across all business segments driven by a slowdown in the macro environment and comparatively higher production costs in Europe, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market.

The Power generation business from gas-fired plants reported a proforma adjusted Ebit of €50 million in the first half ’24, down by 42% year on year, due to a decrease in the electricity price scenario and a lower demand expressed by the Italian Transmission System Operator in the ancillary services market.

The Refining, Chemical and Power segment reported a net adjusted loss of €44 million, compared to a profit of €148 million of the first half ’23.

32	INTERIM CONSOLIDATED REPORT 2024

ALTERNATIVE PERFORMANCE MEASURES (NON-GAAP MEASURES)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks.

Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	33

ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

EBITDA
Earnings Before Interest, Taxes, Depreciation and Amortization, is calculated summing up the operating profit and DD&A. Represents the company’s profitability as a result of operations management.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

34	INTERIM CONSOLIDATED REPORT 2024

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

		Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

First Half 2024	(€ million)
Reported operating profit (loss)		3,564	(682)	1,130	0	259	(20)	4,251
Exclusion of inventory holding (gains) losses				12	(230)		212	(6)
Exclusion of special items:
- environmental charges (expense recovered from third-parties)		2		4	(111)	(385)		(490)
- impairment losses (impairment reversals), net		1,315		7	168	13		1,503
- net gains on disposal of assets		(1)		1	2	(1)		1
- risk provisions		9				4		13
- provision for redundancy incentives		9		2	7	17		35
- commodity derivatives			1,028	(440)	(1)			587
- exchange rate differences and derivatives		(14)	107	(1)	10	2		104
- other		83	183	(4)	(28)	(20)		214
Special items of operating profit (loss)		1,403	1,318	(431)	47	(370)		1,967
Adjusted operating profit (loss) of subsidiaries (a)		4,967	636	711	(183)	(111)	192	6,212
main JV/Associates adjusted EBIT (b)		1,885	23	(22)	125			2,011
Proforma adjusted EBIT (c)=(a)+(b)		6,852	659	689	(58)	(111)	192	8,223
Finance expenses and dividends of subsidiaries (d)		(157)	(4)	(24)	(17)	(114)		(316)
Finance expenses and dividends of main JV/associates (e)		(207)	10	(16)	(30)			(243)
Income taxes of main JV/associates (f)		(1,124)	(6)	1	9			(1,120)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)		554	27	(37)	104			648
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)		5,364	659	650	(96)	(225)	192	6,544
Income taxes (i)		(2,956)	(270)	(219)	52	39	(53)	(3,407)
Tax rate (%)								52.1
Adjusted net profit (loss) (j)=(h)+(i)		2,408	389	431	(44)	(186)	139	3,137
of which:
- Adjusted net profit (loss) of non-controlling interest								36
- Adjusted net profit (loss) attributable to Eni’s shareholders								3,101
Reported net profit (loss) attributable to Eni’s shareholders								1,872
Exclusion of inventory holding (gains) losses								(4)
Exclusion of special items								1,233
Adjusted net profit (loss) attributable to Eni’s shareholders								3,101

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	35

		Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

First Half 2023	(€ million)
Reported operating profit (loss)		4,544	814	(48)	(838)	(461)	264	4,275
Exclusion of inventory holding (gains) losses				(22)	549		82	609
Exclusion of special items:
- environmental charges		36		5	74	174		289
- impairment losses (impairment reversals), net		209		7	164	9		389
- net gains on disposal of assets		3			(3)
- risk provisions		(7)			15	8		16
- provision for redundancy incentives		8	1	3	5	13		30
- commodity derivatives			687	669	28			1,384
- exchange rate differences and derivatives		13	(8)	(1)	24	2		30
- other		77	965	(8)	(31)	(3)		1,000
Special items of operating profit (loss)		339	1,645	675	276	203		3,138
Adjusted operating profit (loss) of subsidiaries (a)		4,883	2,459	605	(13)	(258)	346	8,022
main JV/Associates adjusted EBIT (b)		1,748	104		227			2,079
Proforma adjusted EBIT (c)=(a)+(b)		6,631	2,563	605	214	(258)	346	10,101
Finance expenses and dividends of subsidiaries (d)		(51)	(1)	(24)	(11)	(121)		(208)
Finance expenses and dividends of main JV/associates (e)		(46)	7					(39)
Income taxes of main JV/associates (f)		(1,116)	(81)		(3)			(1,200)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)		586	30		224			840
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)		5,418	2,488	581	200	(379)	346	8,654
Income taxes (i)		(2,854)	(681)	(180)	(52)	90	(96)	(3,773)
Tax rate (%)								43.6
Adjusted net profit (loss) (j)=(h)+(i)		2,564	1,807	401	148	(289)	250	4,881
of which:
- Adjusted net profit (loss) of non-controlling interest								39
- Adjusted net profit (loss) attributable to Eni’s shareholders								4,842
Reported net profit (loss) attributable to Eni’s shareholders								2,682
Exclusion of inventory holding (gains) losses								436
Exclusion of special items								1,724
Adjusted net profit (loss) attributable to Eni’s shareholders								4,842

36	INTERIM CONSOLIDATED REPORT 2024

EBIT proforma adjusted

	First Half
(€ million)	2024	2023	% Ch.
E&P adjusted Ebit of consolidated subsidiaries	4,967	4,883	1.7
main JV/Associates adjusted Ebit	1,885	1,748	7.8
E&P proforma adjusted Ebit	6,852	6,631	3.3
GGP adjusted Ebit of consolidated subsidiaries	636	2,459	(74.1)
main JV/Associates adjusted Ebit	23	104	(77.9)
GGP proforma adjusted Ebit	659	2,563	(74.3)
Enilive and Plenitude adjusted Ebit of consolidated subsidiaries	711	605	17.5
main JV/Associates adjusted Ebit	(22)		..
Enilive and Plenitude proforma adjusted Ebit	689	605	13.9
Refining, Chemicals and Power adjusted Ebit of consolidated subsidiaries	(183)	(13)	..
main JV/Associates adjusted Ebit	125	227	(44.9)
Refining, Chemicals and Power proforma adjusted Ebit	(58)	214	..
Other segments adjusted Ebit	(111)	(258)	57.0
Impact of unrealized intragroup profit elimination	192	346
Group proforma adjusted Ebit(a)	8,223	10,101	(18.6)

(a) Main JV/Associates are Vår Energi, Azule Energy, Mozambique Rovuma Venture, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	37

LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2023	Reclassification of financing operating receivables	Jan. 1, 2024	June 30, 2024	Change
Total finance debt	28,729		28,729	31,738	3,009
- Short-term debt	7,013		7,013	8,354	1,341
- Long-term debt	21,716		21,716	23,384	1,668
Cash and cash equivalents	(10,193)		(10,193)	(10,180)	13
Financial assets measured at fair value through profit or loss	(6,782)		(6,782)	(7,254)	(472)
Financing receivables held for non-operating purposes	(855)	(1,339)	(2,194)	(2,191)	3
Net borrowings before lease liabilities ex IFRS 16	10,899	(1,339)	9,560	12,113	2,553
Lease Liabilities	5,336		5,336	5,341	5
- of which Eni working interest	4,856		4,856	4,846	(10)
- of which Joint operators’ working interest	480		480	495	15
Net borrowings post lease liabilities ex IFRS 16	16,235	(1,339)	14,896	17,454	2,558
Shareholders’ equity including non-controlling interest	53,644		53,644	55,219	1,575
Leverage before lease liability ex IFRS 16	0.20			0.22
Leverage after lease liability ex IFRS 16	0.30			0.32

38	INTERIM CONSOLIDATED REPORT 2024

COMPREHENSIVE INCOME

	First Half
(€ million)	2024	2023
Net profit (loss)	1,932	2,721
Items that are not reclassified to profit or loss in later periods	(3)	15
Remeasurements of defined benefit plans	8
Change in the fair value of interests with effects on other comprehensive income	(11)	15
Share of other comprehensive income on equity accounted entities	1
Taxation	(1)
Items that may be reclassified to profit or loss in later periods	1,609	(431)
Currency translation differences	1,701	(994)
Change in the fair value of cash flow hedging derivatives	(64)	706
Share of other comprehensive income on equity-accounted entities	(46)	64
Taxation	18	(207)

Total other items of comprehensive income (loss)	1,606	(416)
Total comprehensive income (loss)	3,538	2,305
attributable to:
- Eni’s shareholders	3,476	2,266
- Non-controlling interest	62	39

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)

Shareholders’ equity at January 1, 2023		55,230
Total comprehensive income (loss)	2,305
Dividends paid to Eni’s shareholders	(1,472)
Dividends distributed by consolidated subsidiaries	(31)
Net purchase of treasury shares	(437)
Coupon of perpetual subordinated bonds	(87)
Taxes on hybrid bond	25
Other changes	(5)
Total changes		298
Shareholders’ equity at June 30, 2023		55,528
attributable to:
- Eni’s shareholders		55,107
- Non-controlling interest		421

Shareholders’ equity at January 1, 2024		53,644
Total comprehensive income (loss)	3,538
Dividends paid to Eni’s shareholders	(1,502)
Dividends distributed by consolidated subsidiaries	(50)
Net purchase of treasury shares	(547)
Coupon on perpetual subordinated bonds	(87)
Taxes on hybrid bond	25
Plenitude operation- disposal to EIP	588
Put option on Plenitude	(387)
Other changes	(3)
Total changes		1,575
Shareholders’ equity at June 30, 2024		55,219
attributable to:
- Eni’s shareholders		54,358
- Non-controlling interest		861

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	39

RECONCILIATION OF SUMMARIZED GROUP BALANCE SHEET AND SUMMARIZED GROUP CASH FLOW STATEMENT TO STATUTORY SCHEMES

SUMMARIZED GROUP BALANCE SHEET

Items of Summarized Group Balance Sheet		June 30, 2024		December 31, 2023
(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Fixed assets
Property, plant and equipment			58,069		56,299
Right of use			4,875		4,834
Intangible assets			6,475		6,379
Inventories - Compulsory stock			1,587		1,576
Equity-accounted investments and other investments			14,547		13,886
Receivables and securities held for operating activities	(see note 14)		1,054		2,335
Net payables related to capital expenditure, made up of:			(2,260)		(2,031)
-liabilities for current investment assets	(see note 8)	(64)		(36)
- liabilities for no current investment assets	(see note 8)	(59)		(65)
- receivables related to disposals	(see note 6)	181		200
- receivables related to disposals non-current	(see note 8)	165		205
- payables for purchase of non-current assets	(see note 15)	(2,483)		(2,335)
Total fixed assets			84,347		83,278
Net working capital
Inventories			6,679		6,186
Trade receivables	(see note 6)		11,395		13,184
Trade payables	(see note 15)		(12,654)		(14,231)
Net tax assets (liabilities), made up of:			(3,562)		(2,112)
- current income tax payables		(1,242)		(1,685)
- non-current income tax payables		(42)		(38)
- other current tax liabilities	(see note 8)	(2,807)		(1,811)
- deferred tax liabilities		(5,300)		(4,702)
- other non-current tax liabilities	(see note 8)	(62)		(16)
- current income tax receivables		527		460
- non-current income tax receivables		142		142
- other current tax assets	(see note 8)	744		915
- deferred tax assets		4,343		4,482
- other non-current tax assets	(see note 8)	129		137
- receivables for Italian consolidated accounts	(see note 6)	20		9
- payables for Italian consolidated accounts	(see note 15)	(14)		(5)
Provisions			(15,509)		(15,533)
Other current assets and liabilities, made up of:			535		(892)
- short-term financial receivables for operating purposes	(see note 14)			7
- receivables vs. partners for exploration and production activities and other	(see note 6)	4,011		3,158
- other current assets	(see note 8)	3,924		4,722
- other receivables and other assets non-current	(see note 8)	3,682		3,051
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(4,188)		(4,083)
- other current liabilities	(see note 8)	(2,618)		(3,732)
- other payables and other liabilities non-current	(see note 8)	(4,276)		(4,015)
Total net working capital			(13,116)		(13,398)
Provisions for employee benefits			(754)		(748)
Assets held for sale including related liabilities			2,196		747
made up of:
- assets held for sale		5,091		2,609
- liabilities directly associated with held for sale		(2,895)		(1,862)
CAPITAL EMPLOYED, NET			72,673		69,879
Shareholders’ equity including non-controlling interest			55,219		53,644
Net borrowings
Total debt, made up of:			31,738		28,729
- long-term debt		23,392		21,716
- current portion of long-term debt		3,621		2,921
- short-term debt		4,733		4,092
- other non-current assets	(see note 8)	(8)
less:
Cash and cash equivalents			(10,180)		(10,193)
Financial assets measured at fair value through profit or loss			(7,254)		(6,782)
Financing receivables for non-operating purposes	(see note 14)		(2,191)		(855)
Net borrowings before lease liabilities ex IFRS 16			12,113		10,899
Lease liabilities, made up of:			5,341		5,336
- long-term lease liabilities		4,209		4,208
- current portion of long-term lease liabilities		1,132		1,128
Total net borrowings post lease libilities ex IFRS 16 (a)			17,454		16,235
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			72,673		69,879

(a) For details on net borrowings see also note 17 to the condensed consolidated interim financial statements.

40	INTERIM CONSOLIDATED REPORT 2024

SUMMARIZED GROUP CASH FLOW STATEMENT

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2024		First Half 2023
	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Net profit (loss)		1,932		2,721
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		4,899		3,161
- depreciation, depletion and amortization	3,886		3,725
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,503		389
- write-off of tangible and intangible assets	103		135
- share of profit (loss) of equity-accounted investments	(611)		(691)
- other changes	49		(420)
- net change in the provisions for employee benefits	(31)		23
Gains on disposal of assets, net		(184)		(418)
Dividends, interests, income taxes and other changes		3,165		3,071
- dividend income	(85)		(92)
- interest income	(238)		(236)
- interest expense	623		482
- income taxes	2,865		2,917
Cash flow from changes in working capital		(1,038)		1,294
- inventories	(450)		2,063
- trade receivables	2,457		6,043
- trade payables	(1,951)		(8,444)
- provisions for contingencies	(301)		(140)
- other assets and liabilities	(793)		1,772
Dividends received		1,104		1,340
Income taxes paid, net of tax receivables received		(2,819)		(3,389)
Interests (paid) received		(584)		(355)
- interest received	170		153
- interest paid	(754)		(508)
Net cash provided by operating activities		6,475		7,425
Investing activities		(3,952)		(4,676)
- tangible assets	(3,721)		(4,551)
- intangible assets	(231)		(125)
Investments and purchase of consolidated subsidiaries and businesses		(2,308)		(1,810)
- investments	(466)		(1,182)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,842)		(628)
Disposals		627		489
- tangible assets	213		42
- intangible assets	2		32
- Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of			380
- investments	412		35
Other cash flow related to capital expenditure, investments and disposals		48		299
- investment of securities and financing receivables held for operating purposes	(49)		(148)
- prepaid right of use	(3)
- change in payables in relation to investing activities	(114)		356
- disposal of securities and financing receivables held for operating purposes	20		24
- change in receivables in relation to disposals	194		67
Free cash flow		890		1,727

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	41

SUMMARIZED GROUP CASH FLOW STATEMENT (continued)

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2024		First Half 2023
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		890		1,727
Borrowings (repayment) of debt related to financing activities		(120)		666
- net change of securities and financing receivables	(120)		666
Changes in short and long-term finance debt		1,444		1,428
- increase in long-term debt	3,300		4,050
- repayments of long-term debt	(2,588)		(509)
- increase (decrease) in short-term debt	732		(2,113)
Repayment of lease liabilities		(671)		(475)
Dividends paid and changes in non-controlling interest and reserves		(1,486)		(2,008)
- net reimbursement (capital contribution) to (by) non-controlling interest	590		(16)
- net purchase of treasury shares	(566)		(406)
- acquisition of additional interests in consolidated subsidiaries			(57)
- dividends paid to Eni’s shareholders	(1,495)		(1,509)
- dividends paid to non-controlling interest	(29)		(20)
- other contributions	14
Net issue (repayment) of perpetual hybrid bond		(87)		(87)
- payments on perpetual subordinated bonds	(87)		(87)
Effect of changes in consolidation, exchange differences and cash and cash equivalent		45		(15)
- effect of exchange rate changes on cash and cash equivalents and other changes	45		(15)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		15		1,236

42	INTERIM CONSOLIDATED REPORT 2024

Risk Factors

The Group’s performance is exposed to the volatility of the prices of crude oil and natural gas and to changing margins of refined products and oil-based chemical products

The price of crude oil and natural gas is the main driver of the Company’s operating performance, cash flow, business prospects and its ability to remunerate its shareholders, given the current size of Eni’s Exploration & Production segment relative to other Company’s business segments in terms of key financial metrics like operating profit, returns and invested capital.

The price of crude oil has a history of volatility because, like other commodities, it is influenced by the ups and downs in the economic cycle and by several macro-variables that are beyond management’ s control. In the short-term, crude oil prices are mainly determined by the balance between global oil supplies and demand, the global levels of commercial inventories and producing countries’ spare capacity, as well as by expectations of financial operators who trade crude oil derivatives contracts (futures and options) influencing short-term price movements via their positioning. A downturn in economic activity normally triggers lower global demand for crude oil and possibly oversupplies and inventories build-up, because in the short-term producers are unable to quickly adapt to swings in demand. Whenever global supplies of crude oil outstrip demand, crude oil prices weaken. Factors that can influence the global economic activity in the short-term and demand for crude oil include several, unpredictable events, like trends in the economic growth which shape crude oil demand in big consumer countries like China, India and the United States, financial crisis, monetary variables (the level of inflation and of interest rates), geo-political crisis, local conflicts and wars, social instability, pandemic diseases, the flows of international commerce, trade disputes and governments’ fiscal policies, among others.

Long-term demands for crude oil is driven, on the positive side, by demographic growth, improving living standards and GDP (Gross Domestic product) expansion; on the negative side, factors that in the long-term may significantly reduce demands for crude oil include availability of alternative sources of energy (e.g., nuclear and renewables), technological breakthroughs, shifts in consumer preferences, and finally measures and other initiatives adopted or planned by governments to tackle climate change and to curb carbon-dioxide emissions (CO2 emissions), including stricter regulations and control on production and consumption of crude oil.

In the first half 2024, the price of the benchmark Brent crude oil was 84 $/bbl, a 5% increase over the first half 2023, against the backdrop of fundamentally balanced supplies and demands, with commercial inventories in line with the stocks at the beginning of the year and within historical averages. Global demand for crude oil is expected to grow moderately in 2024 (up by a one/one and half percentage points or an increase of about one million bbl/day vs 2023) driven by a steady US economy and brisk growth in certain developing countries, despite lack of contribution from a stagnant Eurozone and an uncertain recovery of the Chinese economy.

Despite a complex geopolitical scenario, there have been no significant disruptions in crude oil supplies. Members of the OPEC+ alliance producing countries have maintained their commitments to supporting prices, as they have pledged to start relaxing the voluntary production cuts only from the fourth quarter 2024 upon condition to not change materially the market balance.

Listed international oil companies have retained the financial discipline adopted in response to the COVID-19 crisis by allocating only a portion of operating cash flows to sustaining production plateaus and new developments, prioritizing in the cash allocation the restructuring of the balance sheet and the return of cash to shareholders. The wave of mergers and acquisition in the US is consistent with this financial framework. Those have been driven by the achievement of scale economies, operational and technical synergies, and access to new reserves instead of organic replacement due to the perceived low valuation of target entities and have featured small premiums recognized to acquirees with respect to current market values and by arranging in most cases all-stock deals to preserve liquidity. US oil production notwithstanding having recovered to pre-pandemic levels seems to have stabilized around 13.2 million bbl/d and other non-OPEC countries have shown a decelerating growth.

The main risks and uncertainties for the remainder of 2024 could relate to a possible slowdown of the US economy, as it seems to signal sluggish gasoline consumption at the start of the driving season, the retention of a tight monetary policy by the US FED which would negatively affect demands for crude by increasing the cost of imports in currencies other than the dollar and by reducing the purchase power of US consumers, and finally unpredictable developments in the ongoing crises in Ukraine and the Middle East. Eni is forecasting a Brent crude oil prices for the second half of 2024 more or less in line with

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	43

the first half, for a yearly projection of 86 $/bbl, whilst retaining its long-term outlook of 80 $/bbl in real term 2027 with a growth rate of 2% until 2032. Beyond this timeframe, the price of crude oil is forecast to decline in real terms to account for the risks of the energy transition. The Brent price scenario has remained substantially unchanged from the one adopted in the preparation fi the Annual Report 2023.

The short-term drivers of prices and demands for natural gas are like those of crude oil. The development of massive liquefaction capacity that has occurred in recent years in countries like the USA, Qatar and Australia has helped to develop a global liquid market of natural gas, with traders being able to redirect LNG from one geography to another based on price arbitrages. Differently from crude oil, the absolute levels of natural gas prices change from region to region due to specific supply dynamics (e.g. currently the price of natural gas in USA is one fifth that of Europe, because Europe is a net importer, whilst the USA is currently an oversupplied market due to growing domestic production), while consumption of natural gas is significantly exposed to seasonal patterns and competition from renewables. All those trends may result in a higher degree of volatility in natural gas prices compared to crude oil. In the long-term, demands for natural gas are exposed to the risks of the transition to a low-carbon economy.

In 2023, natural gas prices declined significantly compared to the last part of 2022, with European benchmarks down more than 80% compared to prices recorded during the energy crisis during the Russia-Ukraine conflict. The gas sector is experiencing a temporally stage of oversupplied global market and lower consumption driven by lower industrial activity in Europe, sluggish recovery in China, growth of renewable sources, mild winter weather in the North-West hemisphere, high level of storage. The downtrend in natural gas prices has continued in the first half of 2024. The already weak market fundamentals have been compounded by massive growth mainly at shale gas producers, in US natural gas production which has reached the record level of 105 bcf/d and then has stabilized at around 100 bcf/d, fueling large exportation flows of LNG which have found an outlet in Europe where new regassification terminals have been commissioned. In the first half 2024, spot natural gas prices at the main European hub (Title Transfer Facility and the Italian PSV) have averaged about 30 €/MWh, and this is expected also for the second half of the year. We do not expect any significant improvement in the outlook of natural gas prices, and we have retained a long-term outlook of about 35 €/MWh, declining to 24 €/MWh by the end of the decade, driven by the commissioning of new liquefaction capacity in Qatar and the US which are expected to maintain the market well supplied. This outlook is unchanged from our assumptions in the Annual Report 2023.

Based on the reassessment of the commodity scenario for the first half of 2024, the management has concluded that there is no evidence of impairment indicators at oil&gas properties.

The volatility of hydrocarbons prices significantly affects the Group’s financial performance. Lower hydrocarbon prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow; the opposite occurs in case of a rise in prices. This is because lower prices translate into lower revenues recognised in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. Currently, we are estimating our operating cash flow to vary by approximately €0.13 billion for each one-dollar change in the Brent crude oil price with respect to our forecast of 86 $/bbl for the FY2024, and by approximately €0.13 bln for each 1 $/mmbtu in the European spot gas price with respect to a forecasted price of approximately 10 $/mmbtu. It is worth mentioning that these sensitivities are valid just for limited changes compared to the forecast.

In Eni's current portfolio, exposure to price risk concerns approximately 40% of the Group's oil and gas production. The Group does not hedge its exposure to volatile hydrocarbons prices in its business of developing and extracting hydrocarbons reserves and other types of commodity exposures (e.g. exposure to the volatility of refining margins and of certain portions of the gas long-term supply portfolio) except for specific markets or business conditions.

Finally, movements in hydrocarbons prices significantly affect the reportable amount of production and proved reserves under our production sharing agreements (“PSAs”), which represented the remaining portion of our production as of end of 2023. The entitlement mechanism of PSAs foresees the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa.

The oil and gas industry is a capital-intensive business. Eni makes and expects to continue making substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Historically, Eni’s capital expenditures have been financed with cash generated from operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, changes in cost of oil services, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory,

44	INTERIM CONSOLIDATED REPORT 2024

technological and competitive developments. Eni’s cash flows from operations and access to capital markets are subject to several variables, including but not limited to the amount of Eni’s proved reserves; the volume of crude oil and natural gas Eni is able to produce and sell from existing wells; the prices at which crude oil and natural gas are marketed; Eni’s ability to acquire, find and produce new reserves; and the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds considering that adoption of ESG targets by lenders may restrict our access to third-party financing.

If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities or issuance of new bonds is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its results of operations and cash flows and its ability to achieve its growth plans. In the four-year plan we are forecasting significant capital expenditures in a range of €5.5-6 billion on average per year to fund new exploration and development projects and production ramp ups and considering expected continuation of inflationary trends in upstream costs. In case of a decline in hydrocarbons prices, we may be forced to take on new finance debt from banks and financing institutions to pursue our development plans and that could increase our financial risk profile. Finally, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest.

Eni’s Refining and Chemical businesses are in cyclical economic sectors. Their results are impacted by trends in the supply and demand of oil products and plastic commodities, which are influenced by the macro-economic scenario and by product margins. Margins for refined and chemical products depend upon the speed at which products’ prices adjust to reflect movements in oil prices.

In the first half 2024, the Refining business reported a refining margin of 8 $/bbl on average, benefitting from still favourable market conditions reflecting the positive trend of hydrocarbon demand supported by higher consumption in the avio and road transport segments, to system bottlenecks/delays in start-ups and reduction of the cost of gas.

Refining margins are expected to weaken in the medium-term due to the entry of new capacity in the Middle East, Africa and Asia with the start-up of mega-sized plants.

The European refining business is exposed to the competition from players with wider scale and cost advantages which are operating in geographies characterized by lower energy costs and environmental exposures compared to Europe, as well as to the expected reduction of traditional oil products’ demand following the EU decarbonization policies. In the last part of the first half of 2024, refining margins were substantially weaker due to the trend in the feedstock’s cost which is not reflected in products’ crack spreads, mainly in the gasoil one.

The chemical business managed by En’s subsidiary Versalis is characterized by market trends similar to those affecting the refining business and has continued along a downtrend that had featured the whole 2023. The European chemicals sector has been negatively affected by global overcapacity, competition from producers in the US, the Middle East and China which have been benefitting of much lower energy costs and reduced environmental issues as well as by lower domestic demands due to shifting European consumers’ preferences towards less use of plastics. The European chemical business downtrend which featured the whole 2023, continued during the first half 2024 exacerbated by stagnant economic activity in the Eurozone as well as by the fall in industrial production. We believe that those trends will negatively affect our chemicals business in the remainder of the year.

All the above-mentioned risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Risks in connection with Russia’s military aggression of Ukraine and the Middle East conflict in the Gaza strip

Russia’s military aggression of Ukraine began in late February 2022 and has continued to drag throughout 2023 without any prospects of quick solution. This conflict has already negatively impacted the global economy by triggering an energy crisis in Europe, by souring the political relationships between Western countries and Russia, by disrupting supply chains and by increasing cybersecurity threats. In response to Russia’s aggression, the EU nations, the UK, and the USA have adopted massive economic and financial sanctions to curb Russia’s ability to fund the war, which is negatively affecting the economic activity.

An uncertain global macroeconomic backdrop has been further compounded since last October by a resurgence of tensions in Middle East, culminating in Israelis military invasion of the Gaza strip and risks of enlargement of the conflict.

A prolonged armed conflict in those two areas, a possible escalation of the military action in Middle East, and a further tightening up of the economic sanctions against Russia represent elements of uncertainty that could eventually sap

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	45

consumers’ confidence and deter investment decisions, increasing the risks of a worldwide macroeconomic recession and with it, expectations of a reduction in hydrocarbons demands. This scenario would lead to lower commodity prices and would adversely and significantly affect our results of operations and cash flow, as well as business prospects, with a possible lower remuneration of our shareholders.

Risks in connection with our presence in Russia and our commercial relationships with Russia’s State-owned companies

The most important exposure of Eni to Russia is relating to the purchase of natural gas from Russian state-owned company Gazprom and its affiliates, based on long-term supply contracts with take-or-pay clauses. In the past, the volumes supplied from Russia have represented a material amount of our global portfolio of natural gas supplies. In 2023, natural gas supplies from Russia for resale in the Italian market decreased materially to 12% of our total purchases of natural gas (down from 28% in 2022) and in the first half of 2024 they went to zero due to unilateral decisions from our Russian supplier to suspend deliveries, against the backdrop of a commercial dispute between the two parties. We intend to continue our effort to substitute Russian-origin natural gas in our portfolio, with the aim to continue to reduce such dependence in the shortest possible timeframe, including the termination of the current contracts.

The Group’s business plans have been factoring the assumption of reducing to zero the supplies from Russia and sales plans have been adapted accordingly by limiting sales commitments. To cope with the expected reduced availability of Russian natural gas, the Group has increased purchases from other geographies through various commercial initiatives, such as using contractual flexibilities to increase deliveries from existing long-term contracts or by developing integrated upstream-midstream projects leveraging equity natural gas reserves and new liquefactions capacity. The process of replacing Russian-origin natural gas, including terminating existing contracts, may entail operational and financial risks which may be significant.

Other Eni assets in Russia are immaterial to the Group results of operations.

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy and petroleum products to the industrial, commercial, and residential energy markets

The current competitive environment in which Eni operates is characterized by volatile prices and margins of energy commodities, limited product differentiation and complex relationships with state-owned companies and national agencies of the countries where hydrocarbons reserves are located to obtain mineral rights. As commodity prices are beyond the Company’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, the achievement of efficiencies in operating costs, effective management of capital resources and the ability to provide valuable services to energy buyers. It also depends on Eni’s ability to gain access to new investment opportunities.

Rising concerns about climate change and effects of the energy transition could continue to lead to a fall in demand and potentially lower prices for hydrocarbons. Climate change could also have a physical impact on our assets and supply chains. This risk may also lead to additional legal and/or regulatory measures, resulting in project delays or cancellations, potential additional litigation, operational restrictions, and additional compliance obligations.

Societal demand for urgent action on climate change has increased, especially since the Intergovernmental Panel on Climate Change (IPCC) Special Report of 2018 on 1.5°C effectively made the more ambitious goal of the Paris Agreement to limit the rise in global average temperature this century to 1.5°C the default target. This increasing focus on climate change and drive for an energy transition have created a risk environment that is changing rapidly, resulting in a wide range of governmental actions at global, local and company levels, increasing pressure from civil society and the investing and lending community to speed up our decarbonization plans. The potential impact and likelihood of the associated exposure for Eni could vary across different time horizons, depending on the specific components of the risk.

We expect that a growing share of our greenhouse gas (GHG) emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists are challenging the grant of new and existing regulatory permits. We expect that these challenges and protests are likely to continue and could delay or prohibit operations in certain cases. Our strategy to achieve our target of becoming net zero on all emissions from our operations has resulted in and could continue to require additional costs. We also expect that actions by customers to reduce their emissions will continue to lower demand and potentially affect prices for fossil fuels, as will GHG emissions regulation through taxes, fees and/or other incentives. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects and potential impairment of certain assets.

The pace and extent of the energy transition could pose a risk to Eni if we decarbonize our operations and the energy we sell

46	INTERIM CONSOLIDATED REPORT 2024

is not aligned to the demand of to society. If we are slower than society, customers may prefer a different supplier, which would reduce demand for our products and adversely affect our reputation besides materially affecting our earnings and financial results. If we move much faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them.

The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.

Certain investors have decided to divest their investments in fossil fuel companies. If this were to continue, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. Some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected. This could also adversely affect our potential partners’ ability to finance their portion of costs, either through equity or debt.

In some countries, governments, regulators, organizations, and individuals have filed lawsuits seeking to hold oil companies liable for costs associated with climate change or seeking to have oil companies condemned to speed up decarbonization plans based on alleged crimes against the environment or human rights violations. While we believe these lawsuits to be without merit, losing could have a material adverse effect on our business. We expect to see additional regulatory requirements to provide disclosures related to climate risks.

In summary, rising climate change concerns, the pace at which we decarbonize our operations relative to society and effects of the energy transition have led and could lead to a decrease in demand and potentially affect prices for fossil fuels. The Company’s traditional oil and gas business may increase or decrease depending upon regulatory or market forces, among other factors. If we are unable to find economically viable, publicly acceptable solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects and for the products we sell, we could experience financial penalties or extra costs, delayed or cancelled projects, potential impairments of our assets, additional provisions and/or reduced production and product sales. future results of operations, cash flow, liquidity, business prospects, financial condition, shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares may be adversely and significantly affected.

The above-mentioned risks may emerge in the short, medium, and long-term.

a) Regulatory risk: increasing worldwide efforts to tackle climate change may lead to the adoption of stricter regulations to curb carbon emissions and this could lead to increasing expenditures in the short term and may end up suppressing demands for our products in medium-to-long term.

b) Market/Technological risk: in the long-term demands for hydrocarbons may be materially reduced by the projected mass adoption of electric vehicles, the development of green hydrogen, the deployment of massive investments to grow renewable energies also supported by governments fiscal policies and the development of other technologies to produce clean feedstock, fuels, and energy.

c) Legal risk: several lawsuits are pending in various jurisdictions against oil&gas companies based on alleged violations of human rights, damage to environment and other claims and such legal actions may be brought against us.

d) Reputational risk: the consideration of oil&gas companies as poorly performing investments from an environmental standpoint by financial market participants, could reduce the attractiveness of their securities or limit their ability to access the capital markets. Activist investors have been seeking to interfere in companies’ plans and strategies through matter of shareholders’ resolutions.

e) climate change adaptation: extreme weather phenomena, which are allegedly caused by climate change, may disrupt our operations.

As a result of these trends, climate-related risks could have a material and adverse effect on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends and the price of Eni’s shares.

Investments in our low-carbon products and services may not achieve expected returns

We are building our portfolio of low-carbon products and services such as electricity generated from solar and wind power, biofuels, projects for permanent geological sequestration of CO2, charging for electric vehicles and research and development of new energy vectors (like for example a project to bring at industrial scale the magnetic fusion to produce clean electricity). Success of those capital projects is exposed to execution and market risks, which may negatively affect future expected returns.

Furthermore, in expanding our offerings of these low-carbon products and services, we expect to undertake acquisitions and form partnerships. The success of these transactions will depend on our ability to realize the synergies from combining our

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	47

respective resources and capabilities, including the development of new processes, systems and distribution channels. For example, it may take time to develop these areas through retraining our workforce and recruitment for the necessary new skills. It may take longer to realize the expected returns from these transactions.

The operating margins for our low-carbon products and services may not be as high as the margins we have experienced historically in our oil and gas operations.

Therefore, developing our low-carbon products and services is subject to challenges which could have a material adverse effect on future results of operations, cash flow, liquidity, business prospects, financial condition, shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares may be adversely and significantly affected.

The Group is exposed to significant operational and economic risks associated with the exploration and production of crude oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to specific operational and economic risks as well as to natural hazards and other uncertainties. The natural hazards and the economic risks described below could have an adverse, significant impact on Eni’s future growth prospects, results of operations, cash flows, liquidity, and shareholders’ returns. Those risks comprise the following:

a) Operational risks in connection to drilling and extraction operations

b) Exploratory drilling efforts may be unsuccessful

c) Development projects bear significant operational risks which may adversely affect actual returns because they are long-lead times projects and are exposed to the volatility of commodity prices

d) Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition, including cash flows

e) Uncertainties in estimates of oil and natural gas reserves

f) The development of the Group’s proved undeveloped reserves “PUD” may take longer and may require higher levels of capital expenditures than it currently anticipates, or the Group’s proved undeveloped reserves may not ultimately be developed or produced

g) The oil&gas industry is a capital-intensive business and needs large amount of funds to find and develop reserves. In case the Group does not have access to sufficient funds its oil&gas business may decline

h) Oil and gas activity may be subject to increasingly high levels of income taxes and royalties

Oil and gas operations are subject to the payment of royalties and income taxes, which tend to be higher than those payable in other commercial activities. Management believes that the marginal tax rate in the oil and gas industry tends to increase in correlation with higher oil prices, which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices. Adverse changes in the tax rate applicable to the Group’s profit before income taxes in its oil and gas operations would have a negative impact on Eni’s future results of operations and cash flows.

The latest in chronological order was the Italian 2023 Budget Law, introducing a solidarity contribution to be paid in 2023 by companies engaged in the energy sector, calculated by applying a rate of 50% to the 2022 taxable income exceeding the 110% of the average taxable income recorded in the previous four years. The taxable income also included the distribution of certain revaluation reserves of the parent company, the inclusion of which is disputed by Eni which considers this amount to be irrelevant to the profits related to the 2022 energy scenario. The tax liability of €454 million is still pending at the date of this interim report and the payment of the first instalment (€227 million) due in May has been deferred as discussions are ongoing with the Italian State.

Any further increase in the tax burden or any one-off extraordinary withdrawals following the enactment of measures issued by governments of countries where the Group operates, could lead to an increase of taxes with significant impact on the results of operations, balance sheet and financial position of the Group.

i) The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves

48	INTERIM CONSOLIDATED REPORT 2024

The Group may fail to execute in whole or in part its asset disposition plan and/or realise the returns and proceeds expected from it

Our financial plan for the next four-year period 2024-2027 contemplates a gross capital expenditures program of around €35 billion and asset dispositions of about €8 billion (net of expected disbursements for acquisitions) leading to a net cash flow for investing activities of about €7 billion per year on average. The ability of the Group to successfully realize such asset dispositions is exposed to several risks, such as the Group’s failure to find purchasers of the assets and effect the dispositions at the price or on the terms that were anticipated. These risks are particularly significant in the current environment dominated by high interest rates, where, therefore, financing for perspective buyers could be limited, and volatility, where asset valuations can fluctuate significantly and unpredictably. The Group’s failure to realise in whole or in part its disposition plan and/or realise the expected returns and proceeds may adversely affect the Group’s cash flows and, therefore, the Group’s ability to fund its capital expenditure programs and/or distribution policy.

Risks related to political considerations

As at 31 December 2023, about 82% of Eni’s proved hydrocarbon reserves were located in non-OECD (Organisation for Economic Co-operation and Development) countries, mainly in Africa, Central Asia and Middle East where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of political risks and uncertainties, which may impair Eni’s ability to continue operating economically on a temporary or permanent basis, and Eni’s ability to access oil and gas reserves. Particularly, Eni faces risks in connection with the following potential issues and risks:

●	socio-political instability leading to internal conflicts, revolutions, establishment of non-democratic regimes, protests, attacks, and other forms of civil disorder and unrest, such as strikes, riots, sabotage, blockades, vandalism and theft of crude oil at pipelines, acts of violence and similar events. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, loss of assets and threats to the security of personnel;

●	lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;

●	unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalization or forced divestiture of assets and unilateral cancellation or modification of contractual terms, tax or royalty increases (including retroactive claims) and restrictions on exploration, production, imports and export;

●	sovereign default or financial instability since those countries rely heavily on petroleum revenues to sustain public finance;

●	difficulties in finding qualified international or local suppliers in critical operating environments; and

●	complex processes of granting authorizations or licenses affecting time-to-market of certain development projects.

In the current scenario, the Group is exposed to country risk in Venezuela, Egypt, and Nigeria due to the financial difficulties of state-owned oil companies or local companies that are partners with the Group in the execution of oil & gas projects or that purchase the Group's equity production.

Venezuela has been in an economic and financial crisis for several years due to the inability to export oil because of U.S. sanctions aimed at targeting the country's main source of revenue, the Venezuelan government and State Oil Companies. The country's financial outlook poses a risk to the recovery of Eni's investment in the Perla offshore gas field, operated by the local company Cardón IV, a 50-50 joint venture with another international oil company, due to the state of insolvency of the state-owned company Petróleos de Venezuela SA (“PDVSA”) to which the project's entire natural gas production is sold.

Investments and reserves in other Eni projects in the country have been fully written down in previous reporting periods due to risks related to the operating environment. As of the date of this half-yearly report, Eni's credit exposure to PDVSA amounted to approximately €1.8 billion (€0.7 billion net of the impairment provision). During 2024, thanks to the temporary suspension of sanctions granted by the U.S., it was possible to offset part of the receivables accrued in the six-month period with PDVSA-owned crude oil cargoes up to about 60% of the amounts accrued in the period; for the second half of the year, an additional exemption was obtained from the Department Of State. Exposure to Venezuela remains a risk factor in the short to medium term.

The current environment in the Middle East impacts Egypt's economic and financial status. In particular, this situation reduces the creditworthiness of the country's state-owned companies that purchase the equity share of international investors' production. This has led to a delay in the payment of receivables owed by Eni for its equity production. In the first half of 2024, the receivables accrued in the same period were substantially collected and a plan to repay the overdue amount was agreed with the state-owned companies.

The profitability of onshore oil operations operated by Eni in Nigeria has been adversely affected for several years by risks in

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	49

the operating environment (oil theft, damage, oil spill, business interruptions) and by credit losses in connection with the poor financial reliability of partners (state company and local operators) in securing funds for production development. The prospective sale of assets operated in the country's onshore (production licenses OML 60/61/62/63) to the local operator is part of the strategy of high-grading and rebalancing the upstream portfolio with focus on gas developments and exit from long-life oil assets, with major investments in complex and unfavorable operating environments.

Developments in the economic, financial and political environment of the countries in which the Group operates could affect Eni's operating and investment choices, which could also ultimately decide to downsize the Group's presence in certain areas, with possible negative repercussions on the Group’s economic, asset and financial situation.

Sanction targets

There have been no significant developments in this risk in the first half 2024 compared to what has been disclosed in the Annual Report 2023 to which we refer.

Specific risks of the Company’s gas business in Italy a) Current, negative trends in the competitive environment of the European natural gas sector may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

Eni is currently party to a few long-term gas supply contracts with state-owned companies of key producing countries, from where most of the gas supplies directed to Europe are sourced via pipeline (Russia, Algeria, Libya and Norway). These contracts which were intended to support Eni’s sales plan in Italy and in other European markets, provide take-or-pay clauses whereby the Company has an obligation to lift minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to a minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations which arise from contracts with transmission system operators or pipeline owners, which the Company has entered into to secure long-term transport capacity. Long-term gas supply contracts with take-or pay clauses expose the Company to a volume risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price. The structure of the Company’s portfolio of gas supply contracts is a risk to the profitability outlook of Eni’s wholesale gas business due to the current competitive dynamics in the European gas markets. In past downturns of the gas sector, the Company incurred significant cash outflows in response to its take-or-pay obligations. Furthermore, the Company’s wholesale business is exposed to volatile spreads between the procurement costs of gas, which are linked to spot prices at European hubs or to the price of crude oil, and the selling prices of gas which are mainly indexed to spot prices at the Italian hub.

Eni’s management is planning to continue its strategy of renegotiating the Company’s long-term gas supply contracts in order to constantly align pricing terms to current market conditions as they evolve and to obtain greater operational flexibility to better manage the take-or-pay obligations (volumes and delivery points among others), considering the risk factors described above. The revision clauses included in these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, both parties can start an arbitration procedure to obtain revised contractual conditions. All these possible developments within the renegotiation process could increase the level of risks and uncertainties relating the outcome of those renegotiations.

Risks related to environmental, health and safety regulations and legal risks

a) The Group is exposed to material HSE risks due to the nature of its operations

The Group engages in the exploration and production of crude oil and natural gas, processing, transportation and refining of crude oil, transport of natural gas by pipeline, transport of LNG by carriers, storage and distribution of petroleum products and the production of base chemicals, plastics, and elastomers. Due to the intrinsic nature of hydrocarbons (flammability, dangerousness, and toxicity) and of objective risks of industrial processes to explore, develop, extract, refine, handling and transport oil, natural gas, liquified natural gas and products, the Group’s operations expose Eni to a wide range of material health, safety, and environmental risks, like incident to plants and equipment, blowouts, oil spill, fires, release of contaminants in the ground, water and atmosphere, pollution and other similar events. The magnitude of these risks is influenced by the geographic reach, operational diversity, and technical complexity of Eni’s activities. Eni’ s future results of operations, cash flow and liquidity depend on its ability to identify and address the risks and hazards inherent to operating in those industries.

50	INTERIM CONSOLIDATED REPORT 2024

b) Eni expects to incur material operating expenses and expenditures in future years in relation to compliance with applicable environmental, health and safety regulations, including compliance with any national or international regulation on greenhouse gas (GHG) emissions

Eni’s activities are highly regulated. Laws and regulations intended to preserve the environment and to safeguard health and safety of workers and communities impose several obligations, requirements, and prohibitions to the Company’s business. These laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace, the health of employees, contractors and other Company collaborators and of communities involved by the Company’s activities, and impose criminal and civil liabilities for polluting the environment or harming employees’ or communities’ health and safety as result from the Group’s operations.

Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment and the health and safety of employees, contractors and communities involved by the Company operation.

As a further consequence of any new laws and regulations or other factors, like the actual or alleged occurrence of environmental damage at Eni’s plants and facilities, the Company may be forced to curtail, modify or cease certain operations or implement temporary shutdowns of facilities. Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks.

c) the Group is exposed to operational risks in connection with the transportation of hydrocarbons

d) the Group is not insured against all potential HSE risks

Eni retains worldwide third-party liability insurance coverage, which is designed to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to adverse events and in connection with environmental clean-up and remediation. Management believes that its insurance coverage is in line with industry practice and is enough to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico several years ago, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in case of a disaster of material proportions would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such a loss would not have a material adverse effect on the Company.

LEGAL, FINANCIAL AND IT RISKS

a) Eni is exposed to the risk of material environmental liabilities in connection with pending litigation

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities which has given rise to litigation with administrative bodies and third parties. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against the Company. Furthermore, environmental regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, environmental damage, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the management of industrial hubs by prior operators or other third parties, who were subsequently taken over by Eni. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable for violations of any environmental laws or regulations. Due to the history and development of the Group, Eni is particularly exposed to this kind of risk in Italy. The Group is performing remediation and cleaning-up activities at several Italian industrial hub where the Group’s products were produced, processed, stored, distributed, or sold, such as chemical plants, mineral-metallurgic plants, refineries, and other facilities, which were subsequently disposed of, liquidated, closed, or shut down. Eni has been alleged to be liable for having polluted and contaminated proprietary or concession areas where those dismissed industrial hubs were located. State or local public administrations have sued Eni for environmental

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	51

and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company has committed to performing, including allegations of violations of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination, discharge of toxic materials, amongst others). Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations, but were allowed by laws then effective, or because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities. Eni’s financial statements account for provisions relating to the expected costs to clean up and remediate contaminated areas and groundwater at Eni’s shut-down Italian sites, where legal or constructive obligations exist and the associated costs can be reasonably estimated in a reliable manner, representing management’s best estimates of the Company’s existing environmental liabilities.

Although the Company has provisioned for known environmental obligations that are probable and reasonably estimable, it is likely that the Company will continue to incur additional liabilities. The amount of additional future costs are not fully determinable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the Company’s liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties. These future costs may be material to results of operations in the period in which they are recognized, but the Company does not expect these costs will have a material effect on its consolidated financial position or liquidity.

In June 2024, Eni and an Italian operator have reached a settlement agreement covering a 50-50 sharing of the environmental costs relating to several Italian hub which were contributed by that third-party to Eni in the nineties’ and where cleaning up and environmental remediation activities have been carried out in full by Eni for several years and future environmental expenses have been fully provisioned in Eni’s financial statements. Based on the term of the agreement, Eni has been granted a lump sum to reimburse Eni of past environmental expenditures and is expected to discharge 50% of the future expenditures related to the interested sites. Based on that agreement, Eni has recognized a gain of around €0.8 million through profit. This agreement has significantly reduced Eni’s exposure to the environmental risk.

b) Risks related to legal proceedings and compliance with anti-corruption legislation

There has been no major development regarding the legal risks from what has been disclosed in the 2023 Annual Report to which we refer.

c) Risks from acquisitions

Eni is constantly monitoring the market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk: the risk that the acquirer will not be able to effectively integrate the purchased assets to achieve expected synergies. In addition, acquisitions entail a financial risk: the risk of not being able to recover the purchase costs of acquired assets, in case of a prolonged decline in the market prices of commodities. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks related to acquisitions materialize, expected synergies from acquisition may fall short of management’s targets and Eni’s financial performance and shareholders’ returns may be adversely affected. At the beginning of 2024, Eni completed the acquisition of the group Neptune Energy with a transaction value of €2.3 billion, which represent the largest acquisition made by Eni in recent years and this deal could entail integration risks.

d) Eni’s crisis management systems may be ineffective

e) Disruption to or breaches of Eni’s critical IT services or digital infrastructure and security systems could adversely affect the Group’s business, increase costs and damage Eni’s reputation

The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems and digital security. The Group’s IT systems, some of which are managed by third parties, are susceptible to being compromised, damaged, disrupted or shutdown due to failures during the process of upgrading or replacing software, databases or components, power or network outages, hardware failures, cyberattacks (viruses, computer intrusions), user errors or natural disasters. The cyber threat is constantly evolving. The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. Attacks are becoming more sophisticated with regularly renewed techniques while the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of Things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue. The Group and its

52	INTERIM CONSOLIDATED REPORT 2024

service providers may not be able to prevent third parties from breaking into the Group’s IT systems, disrupting business operations or communications infrastructure through denial of service, attacks, or gaining access to confidential or sensitive information held in the system. The Group, like many companies, has been and expects to continue to be the target of attempted cybersecurity attacks. While the Group has not experienced any such attack that has had a material impact on its business, the Group cannot guarantee that its security measures will be sufficient to prevent a material disruption, breach or compromise in the future. In the first half 2024, risks of cyber incidents involving the Group IT infrastructure have remained elevated due to the geopolitical scenario. In case of serious attacks or incidents, the Group’s activities and assets could sustain serious damage, services to clients could be interrupted, material intellectual property could be divulged and, in some cases, personal injury, property damage, environmental harm and regulatory violations could occur.

f) Violations of data protection laws carry fines and expose the Company and/or its employees to criminal sanctions and civil suits

If any of the risks set out above materialize, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

g) Eni is exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk and may incur substantial losses in connection with those risks

Eni’s business is exposed to the risk that changes in interest rates, foreign exchange rates or the prices of energy commodities and products will adversely affect the value of assets, liabilities or expected future cash flows. The Group does not hedge its exposure to volatile hydrocarbons prices in its business of developing and extracting hydrocarbons reserves and other types of commodity exposures (e.g. exposure to the volatility of refining margins and of certain portions of the gas long-term supply portfolio) except for specific markets or business conditions. The Group has established risk management procedures and enters financial derivatives contracts to hedge its exposures to different commodity indexations and to currency and interest rates risks. However, hedging may not function as expected. In addition, Eni undertakes commodity trading to optimize commercial margins or with a view of profiting from expected movements in market prices. Although Eni believes it has established sound risk management procedures to monitor and control commodity trading, this activity involves elements of forecasting and Eni is exposed to the risk of incurring significant losses if prices develop contrary to management expectations and to the risk of default of counterparties.

Eni is exposed to the risks of unfavorable movements in exchange rates primarily because Eni’s consolidated financial statements are prepared in Euros, whereas Eni’s main subsidiaries in the Exploration & Production sector are utilizing the U.S. dollar as their functional currency. This translation risk is unhedged. As a rule of thumb, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in U.S. dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’ s shareholders’ equity.

Given the sensitivity of Eni’s results of operations to movements in the euro versus the U.S. dollar exchange rate, trends in the currency market represent a factor of risk and uncertainty. Currently, we are estimating our adjusted cash flow from operating activities ante working capital to vary by about €0.3 billion for a 5 USD/cent movement in the USD/EUR cross rate with respect to our forecast of an exchange rate of 1EUR = 1.08 USD for the whole 2024.

Eni’s credit ratings are potentially exposed to risk from possible reductions of the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the debt instruments issued by the Company could be downgraded.

Eni is exposed to credit risk. Eni’s counterparties could default, could be unable to pay the amounts owed to it in a timely manner or meet their performance obligations under contractual arrangements. These events could cause the Company to recognize loss provisions with respect to amounts owed to it by debtors of the Company and cashflow shortfall.

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or that the Group is unable to sell its assets on the marketplace to meet short-term financial requirements and to settle obligations. Such a situation would negatively affect the Group’s results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. If any of the risks set out above materializes, this could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	53

Outlook

Full year guidance and increased capacity confirmed for Enilive and Plenitude; upside to E&P and GGP performance expectations

•	Leveraging on the positive operating performance E&P: full year hydrocarbon production is expected towards the top of the anticipated range of 1.69 - 1.71 million boe/d at the forecast Brent price of 86 $/bbl.

•	GGP: proforma adjusted EBIT for the full year is raised to around €1 billion.

•	Enilive and Plenitude:

- confirmed proforma adjusted EBITDA of approximately €1 billion for each segment despite a lower market environment.

- confirmed installed renewable capacity to reach 4 GW by 2024 year-end (+30% vs the previous year).

Financial targets raised and Capex plan on track

•	Group financials based on Eni scenario: the Group proforma adjusted EBIT guidance is raised to around €15 billion; adjusted CFFO before working capital is expected to be over €14 billion for the full year.

•	Organic Capex: projected as planned at about €9 billion for the full year. Including an expected upwardly revised contribution from the ongoing divestment plan, capex net of proceeds from disposals are now streamlined to below €6 billion.

Shareholder Returns: 6% increase in interim dividend and increased pace in the 2024 buyback

•	Next quarterly dividend: following Shareholders’ approval of a dividend of €1 per share for fiscal year 2024, a 6% increase over 2023, the first 2024 quarterly instalment of €0.25 per share is due to be paid on September 25, 2024, with September 23, 2024 being the ex-dividend date, as resolved by the Board of Directors on July 25, 2024.

•	Following Shareholders’ approval of the new buyback plan of up to €3.5 billion, management’s 2024 plan for a share buyback of €1.6 billion is confirmed but will assume a quicker pace in stock repurchases compared with the previous assumptions.

•	Moreover, in line with our distribution policy announced at Capital Markets Day in March 2024, given the lower expected debt in the light of the progress of the M&A, we will be able in the third quarter, to evaluate a further raise of the distribution share up to the maximum limit of 35% of the budgeted CFFO[1] which corresponds to a potential buyback value of additional €500 million.

Progress of divestment program ahead of plan enabling debt reduction program

•	Leverage for the year is expected well below 20%, versus an original expectation between 20-25%. On a proforma basis, taking into account of identified but not yet completed transactions, leverage could be around 15%.

•	The Group disposal plan is proceeding faster than expected with excellent visibility of almost all the €8 billion net disposal proceeds over the four-year plan.

The above-described outlook is a forward-looking statement based on information to date and management’s judgement and is subject to the potential risks and uncertainties of the scenario.

1 On an adjusted basis, before working capital changes.

54	INTERIM CONSOLIDATED REPORT 2024

Other information

Subsequent events

Subsequent business developments are described in Note 35 of the Condensed consolidated interim financial statements.

Transactions with related parties

For the description of the main transactions with related parties, see Note 32 of the Condensed consolidated interim financial statements.

Buyback program

The 2023 share buyback program ended on March 5, 2024 with a total amount of 153.5 million shares for a cash outlay of €2.2 billion.

Eni, following the authorization of the Shareholders' Meeting on May 15, 2024, launched a new share buyback program.

The first tranche was concluded with the purchase of 6.4 million treasury shares (equal to 0.19 percent of the share capital) for a total consideration of €91.8 million. The second tranche, started in June 2024, concerns the purchase of Eni shares up to a maximum of €1.5 billion, a maximum amount of 321.6 million shares (about 9.8 percent of the share capital), and a maximum term until the end of April 2025.

Since the start of the program to July 19, 2024, 21 million shares have been purchased for a cash outlay of €298 million.

2	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Financial statements	58

	Notes to the condensed consolidated interim financial statements	64

	Management’s certification	97

	Report of Indipendent Auditors	98

58	INTERIM CONSOLIDATED REPORT 2024

Consolidated balance sheet

		June 30, 2024		December 31, 2023
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		10,180	5	10,193	3
Financial assets at fair value through profit or loss	(5)	7,254		6,782
Other current financial assets	(14)	623	60	896	19
Trade and other receivables	(6)	15,607	1,218	16,551	1,363
Inventories	(7)	6,679		6,186
Income tax receivables		527		460
Other current assets	(8) (20)	4,668	12	5,637	32
		45,538		46,705
Non-current assets
Property, plant and equipment	(9)	58,069		56,299
Right-of-use assets	(10)	4,875		4,834
Intangible assets	(11)	6,475		6,379
Inventory - Compulsory stock	(7)	1,587		1,576
Equity-accounted investments	(13)	13,225		12,630
Other investments	(13)	1,322		1,256
Other non-current financial assets	(14)	2,622	2,001	2,301	1,840
Deferred tax assets	(19)	4,343		4,482
Income tax receivables		142		142
Other non-current assets	(8) (20)	3,984	165	3,393	168
		96,644		93,292
Assets held for sale	(21)	5,091		2,609
TOTAL ASSETS		147,273		142,606
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(16)	4,733	257	4,092	222
Current portion of long-term debt	(16)	3,621	9	2,921	21
Current portion of long-term lease liabilities	(10)	1,132	22	1,128	21
Trade and other payables	(15)	19,339	3,880	20,654	4,245
Income tax payables		1,242		1,685
Other current liabilities	(8) (20)	5,489	54	5,579	62
		35,556		36,059
Non-current liabilities
Long-term debt	(16)	23,392	79	21,716	65
Long-term lease liabilities	(10)	4,209		4,208	6
Provisions	(18)	15,509		15,533
Provisions for employee benefits		754		748
Deferred tax liabilities	(19)	5,300		4,702
Income tax payables		42		38
Other non-current liabilities	(8) (20)	4,397	512	4,096	511
		53,603		51,041
Liabilities directly associated with assets held for sale	(21)	2,895		1,862
TOTAL LIABILITIES		92,054		88,962
Share capital		4,005		4,005
Retained earnings		35,462		32,988
Cumulative currency translation differences		6,939		5,238
Other reserves and equity instruments		7,585		8,515
Treasury shares		(1,505)		(2,333)
Profit		1,872		4,771
Equity attributable to equity holders of Eni		54,358		53,184
Non-controlling interest		861		460
TOTAL EQUITY	(22)	55,219		53,644
TOTAL LIABILITIES AND EQUITY		147,273		142,606

The effects of the definitive purchase price allocation relating to the 2023 business combinations are disclosed in note 23 - Other information.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	59

Consolidated profit and loss account

		First Half 2024		First Half 2023
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations	(25)	44,651	1,412	46,776	2,283
Other income and revenues		1,575	100	414	73
REVENUES AND OTHER INCOME		46,226		47,190
Purchases, services and other	(26)	(34,448)	(8,444)	(37,107)	(7,349)
Net (impairments) reversals of trade and other receivables	(6)	(76)		(60)	(2)
Payroll and related costs	(26)	(1,661)	5	(1,540)	(3)
Other operating income (expense)	(20)	(298)	110	41	(15)
Depreciation and amortization	(9) (10) (11)	(3,886)		(3,725)
Net (impairments) reversals of tangible, intangible and right-of-use assets	(12)	(1,503)		(389)
Write-off of tangible and intangible assets	(9) (11)	(103)		(135)
OPERATING PROFIT		4,251		4,275
Finance income	(27)	2,830	85	3,196	69
Finance expense	(27)	(3,435)	(39)	(3,552)	(17)
Net finance income (expense) from financial assets at fair value through profit or loss	(27)	202		125
Derivative financial instruments	(20) (27)	85		(12)
FINANCE INCOME (EXPENSE)		(318)		(243)
Share of profit (loss) from equity-accounted investments		611		691
Other gain (loss) from investments		253	(12)	915	410
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)	864		1,606
PROFIT BEFORE INCOME TAXES		4,797		5,638
Income taxes	(29)	(2,865)		(2,917)
PROFIT		1,932		2,721
Attributable to Eni		1,872		2,682
Attributable to non-controlling interest		60		39

Earnings per share (€ per share)	(30)
Basic		0.57		0.79
Diluted		0.56		0.78

60	INTERIM CONSOLIDATED REPORT 2024

Consolidated statement of comprehensive income

(€ million)	First Half 2024	First Half 2023
Profit of the period	1,932	2,721
Other items of comprehensive income
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans	8
Share of other comprehensive income on equity-accounted investments	1
Change of minor investments measured at fair value with effects to OCI	(11)	15
Tax effect	(1)
	(3)	15
Items that may be reclassified to profit or loss in later periods
Currency translation differences	1,701	(994)
Change in the fair value of cash flow hedging derivatives	(64)	706
Share of other comprehensive income on equity-accounted investments	(46)	64
Tax effect	18	(207)
	1,609	(431)
Total other items of comprehensive income	1,606	(416)
Total comprehensive income	3,538	2,305
Attributable to Eni	3,476	2,266
Attributable to non-controlling interest	62	39

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	61

Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2023	(22)	4,005	32,988	5,238	8,515	(2,333)	4,771	53,184	460	53,644
Income for the first six months of 2024							1,872	1,872	60	1,932
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					7			7		7
Change of minor investments measured at fair value with effects to OCI					(11)			(11)		(11)
Share of other comprehensive income on equity-accounted investments					1			1		1
Items that are not reclassified to profit or loss in later periods					(3)			(3)		(3)
Currency translation differences				1,701				1,701		1,701
Change in the fair value of cash flow hedge derivatives net of tax effect					(46)			(46)		(46)
Share of “Other comprehensive income” on equity-accounted investments					(48)			(48)	2	(46)
Items that may be reclassified to profit or loss in later periods				1,701	(94)			1,607	2	1,609
Total comprehensive income of the period				1,701	(97)		1,872	3,476	62	3,538
Dividend distribution of Eni SpA			(1,502)					(1,502)		(1,502)
Dividend distribution of other companies									(50)	(50)
Allocation of 2023 profit			4,771				(4,771)
Capital contribution by non-controlling interests									1	1
Change in non-controlling interest			196					196	392	588
Cancellation of treasury shares					(1,375)	1,375
Purchase of trasury shares			(547)		547	(547)		(547)		(547)
Long-term incentive plan			11					11		11
Coupon on perpetual subordinated bonds			(87)					(87)		(87)
Transactions with holders of equity instruments			2,842		(828)	828	(4,771)	(1,929)	343	(1,586)
Other changes			(368)		(5)			(373)	(4)	(377)
Other changes in equity			(368)		(5)			(373)	(4)	(377)
Balance at June 30, 2024	(22)	4,005	35,462	6,939	7,585	(1,505)	1,872	54,358	861	55,219

(continued)

62	INTERIM CONSOLIDATED REPORT 2024

(continued) Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2022		4,005	23,455	7,564	8,785	(2,937)	13,887	54,759	471	55,230
Profit for the first six months of 2023							2,682	2,682	39	2,721
Other items of comprehensive income
Change of minor investments measured at fair value with effects to OCI					15			15		15
Items that are not reclassified to profit or loss in later periods					15			15		15
Currency translation differences				(994)				(994)		(994)
Change in the fair value of cash flow hedge derivatives net of tax effect					499			499		499
Share of “Other comprehensive income” on equity-accounted investments					64			64		64
Items that may be reclassified to profit or loss in later periods				(994)	563			(431)		(431)
Total comprehensive income of the period				(994)	578		2,682	2,266	39	2,305
Dividend distribution of Eni SpA			(1,472)					(1,472)		(1,472)
Dividend distribution of other companies									(31)	(31)
Allocation of 2022 profit			13,887				(13,887)
Reimbursement to non-controlling interests									(16)	(16)
Change in non-controlling interest			42					42	(42)
Cancellation of treasury shares					(2,400)	2,400
Purchase of treasury shares			(437)		437	(437)		(437)		(437)
Long-term share-based incentive plan			9					9		9
Coupon on perpetual subordinated bonds			(87)					(87)		(87)
Transactions with holders of equity instruments			11,942		(1,963)	1,963	(13,887)	(1,945)	(89)	(2,034)
Other changes			32		(5)			27		27
Other changes in equity			32		(5)			27		27
Balance at June 30, 2023		4,005	35,429	6,570	7,395	(974)	2,682	55,107	421	55,528
Profit for the second six months of 2023							2,089	2,089	50	2,139
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					(21)			(21)		(21)
Share of “Other comprehensive income” on equity-accounted investments					(2)			(2)		(2)
Changes of minor investments measured at fair value with effects to OCI					30			30		30
Items that are not reclassified to profit or loss in later periods					7			7		7
Currency translation differences				(1,007)	(9)			(1,016)		(1,016)
Change in the fair value of cash flow hedge derivatives net of tax effect					(116)			(116)		(116)
Share of “Other comprehensive income” on equity-accounted investments					(10)			(10)		(10)
Items that may be reclassified to profit or loss in later periods				(1,007)	(135)			(1,142)		(1,142)
Total comprehensive income of the period				(1,007)	(128)		2,089	954	50	1,004
Interim dividend distribution of Eni SpA			(1,533)					(1,533)		(1,533)
Dividend distribution of other companies									(5)	(5)
Change in non-controlling interest			5					5	(5)
Purchase of trasury shares			(1,400)		1,400	(1,400)		(1,400)		(1,400)
Long-term incentive plan			11		(41)	41		11		11
Coupon on perpetual subordinated bonds			(51)					(51)		(51)
Transactions with holders of equity instruments			(2,968)		1,359	(1,359)		(2,968)	(10)	(2,978)
Effect of the issue of convertible bonds					79			79		79
Other changes			527	(325)	(190)			12	(1)	11
Other changes in equity			527	(325)	(111)			91	(1)	90
Balance at December 31, 2023	(22)	4,005	32,988	5,238	8,515	(2,333)	4,771	53,184	460	53,644

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	63

Consolidated statement of cash flows

(€ million)	Note	First Half 2024		First Half 2023
Profit of the period			1,932		2,721
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)		3,886		3,725
Net Impairments (reversals) of tangible, intangible and right-of-use assets	(12)		1,503		389
Write-off of tangible and intangible assets	(9) (11)		103		135
Share of (profit) loss of equity-accounted investments	(13)		(611)		(691)
Net gain on disposal of assets			(184)		(418)
Dividend income	(28)		(85)		(92)
Interest income			(238)		(236)
Interest expense			623		482
Income taxes	(29)		2,865		2,917
Other changes			49		(420)
Cash flow from changes in working capital:			(1,038)		1,294
- inventories		(450)		2,063
- trade receivables		2,457		6,043
- trade payables		(1,951)		(8,444)
- provisions		(301)		(140)
- other assets and liabilities		(793)		1,772
Net change in the provisions for employee benefits			(31)		23
Dividend received			1,104		1,340
Interest received			170		153
Interest paid			(754)		(508)
Income taxes paid, net of tax receivables received			(2,819)		(3,389)
Net cash provided by operating activities			6,475		7,425
- of which with related parties	(32)		(6,020)		(3,421)
Cash flow from investing activities:			(6,426)		(6,278)
- tangible assets	(9)		(3,721)		(4,551)
- prepaid right-of-use assets	(10)		(3)
- intangible assets	(11)		(231)		(125)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(23)		(1,842)		(628)
- investments	(13)		(466)		(1,182)
- securities and financing receivables held for operating purposes			(49)		(148)
- change in payables in relation to investing activities			(114)		356
Cash flow from disposals:			841		580
- tangible assets			213		42
- intangible assets			2		32
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(23)				380
- investments			412		35
- securities and financing receivables held for operating purposes			20		24
- change in receivables in relation to disposals			194		67
Net change in securities and financing receivables			(120)		666
Net cash used in investing activities			(5,705)		(5,032)
- of which with related parties	(32)		(1,155)		(892)
Increase in long-term financial debt	(16)		3,300		4,050
Repayments of long-term financial debt	(16)		(2,588)		(509)
Payments of lease liabilities	(10)		(671)		(475)
Increase (decrease) in short-term financial debt	(16)		732		(2,113)
Dividends paid to Eni’s shareholders			(1,495)		(1,509)
Dividends paid to non-controlling interest			(29)		(20)
Net capital contribution by non-controlling interests			590		(16)
Other contributions			14
Acquisition of additional interests in consolidated subsidiaries					(57)
Purchase of treasury shares	(22)		(566)		(406)
Coupon payment on perpetual subordinated bonds			(87)		(87)
Net cash used in financing activities			(800)		(1,142)
- of which with related parties	(32)		1		(205)
Effect of exchange rate changes and other changes on cash and cash equivalents			45		(15)
Net increase (decrease) in cash and cash equivalents			15		1,236
Cash and cash equivalents - beginning of the period			10,205		10,181
Cash and cash equivalents - end of the period (a)			10,220		11,417
(a) As of June 30, 2024, cash and cash equivalents included €40 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item “Assets held for sale”.

64	INTERIM CONSOLIDATED REPORT 2024

Notes on Consolidated Financial Statements

1 Basis of preparation

The Condensed Consolidated Interim Financial Statements as of June 30, 2024 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards (hereinafter also IFRSs) effective from January 1, 2024, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements.

Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements, associates and other significant investments as of June 30, 2024, are presented in the annex “List of companies owned by Eni SpA as of June 30, 2024”. This annex also includes the changes in the scope of consolidation.

On July 25, 2024, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2024. The Interim Financial Statements are subject to limited review, which is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards, carried out by the external auditor PricewaterhouseCoopers SpA.

The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million), except where otherwise indicated.

2 Changes in accounting policies

The amendments to IFRSs effective from January 1, 2024, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements and adopted by Eni, did not have a material impact on the Consolidated Financial Statements.

3 Significant accounting estimates and judgements

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements. The assumptions underlying the impairment review of assets are disclosed in the notes to the Interim Financial Statements.

4 IFRSs not yet effective

Besides the IFRSs not yet effective already disclosed in the last Consolidated Annual Financial Statements, a brief description of the recent pronouncements from the IASB is provided below.

IFRSs ISSUED BY THE IASB AND NOT YET ADOPTED BY THE EU

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements,” which replaces IAS 1. In particular, IFRS 18, in order to increase comparability and transparency of information: (i) requires the presentation of defined subtotals within the profit and loss account and introduces limited changes, essentially, to the statement of cash flows and to the balance sheet; (ii) introduces specific disclosure requirements about management-defined performance measures; and (iii) introduces new criteria for aggregation and disaggregation of information presented in the primary financial statements or disclosed in the notes. IFRS 18 shall be applied for annual reporting periods beginning on or after January 1, 2027.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	65

On May 9, 2024, the IASB issued IFRS 19 “Subsidiaries without Public Accountability: Disclosures”, aimed to reduce disclosures requirements for the preparation of the separate (and, if applicable, consolidated) financial statements of companies (that are neither listed nor financial institutions) controlled, directly or indirectly, by a parent that produces consolidated financial statements that are available for public use and that comply with IFRSs. IFRS 19 shall be applied for annual reporting periods beginning on or after January 1, 2027.

On May 30, 2024, the IASB issued the amendments to IFRS 9 and IFRS 7 “Classification and Measurement of Financial Instruments” aimed, essentially, to clarify the timing of derecognition of financial liabilities settled thought electronic payment systems and to provide clarifications about the classification of financial assets with environmental, social and governance features. The amendments shall be applied for annual reporting periods beginning on or after January 1, 2026.

On July 18, 2024, the IASB issued the document “Annual Improvements to IFRS Standards 2014-2016 Cycle – Volume 11”, which include, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual reporting periods beginning on or after January 1, 2026.

Eni is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the Group’s financial statements.

5 Financial assets at fair value through profit or loss

(€ million)	June 30, 2024	December 31, 2023
Financial assets held for trading
Bonds issued by sovereign states	1,192	1,250
Other	5,473	5,196
	6,665	6,446
Other financial assets at fair value through profit or loss
Other	589	336
	7,254	6,782

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2023.

The fair value hierarchy is level 1 for €5,891 million and level 2 for €1,363 million. During the first half 2024 there were no significant transfers between the different hierarchy levels of fair value.

6 Trade and other receivables

(€ million)	June 30, 2024	December 31, 2023
Trade receivables	11,395	13,184
Receivables from divestments	181	200
Receivables from joint ventures in exploration and production activities	1,866	1,365
Other receivables	2,165	1,802
	15,607	16,551

Changes in trade receivables of €1,789 million related to decreases in the segments Global Gas & LNG Portfolio for €1,808 million and the Plenitude business line for €663 million and increases in the Exploration & Production segment for €396 million.

In the first half of 2024, Eni divested without recourse receivables, essentially trade receivables, due beyond June 30, 2024, of €1,916 million (€1,745 million at December 31, 2023, due in 2024). Derecognized receivables in the first half of 2024 related to the Refining, Chemicals and Power segment for €951 million, to the business lines Enilive for €544 million and Plenitude for €130 million and to the Global Gas & LNG Portfolio segment for €291 million.

At the balance sheet date €1,273 million (€1,156 million at December 31, 2023) of trade receivables were outstanding, part of which past due, in relation to supplies of equity hydrocarbons, mainly natural gas, to Egyptian state-owned companies. In the first half 2024, collections have complied with the agreements settled at the beginning of the year; therefore, the value of the risk provision has been confirmed as equal to the time value.

Increases in receivables from joint operators in exploration and production activities of €501 million related to the carry of

66	INTERIM CONSOLIDATED REPORT 2024

expenditures in oil projects operated by Eni, mainly on behalf of state-owned companies.

Receivables from other counterparties comprised: (i) the recoverable amount of €558 million (€600 million at December 31, 2023) of overdue trade receivables owed to Eni by the state-owned oil company of Venezuela, PDVSA, in relation to equity volumes of natural gas supplied by the joint venture Cardón IV SA, equally participated by Eni and Repsol. Those trade receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts, calculated with an expected credit loss rate deemed suitable to discount the sovereign risk and assuming a structural delay in collecting natural gas invoices. During the first half of the year, under the approval of US authorities within the context of the sanction framework against Venezuela, receivables were collected under a barter scheme, allowing Eni to collect almost the entire turnover of the period. Discussions are underway with the competent US authorities to obtain a specific license for new agreements to offset trade receivables with oil and products; (ii) advances for suppliers for €527 million (€358 million at December 31, 2023); (iii) amounts to be received from customers following the triggering of the take-or-pay clause of long-term natural gas supply contracts for €239 million (€231 million at December 31, 2023).

Trade and other receivables were stated net of a valuation allowance for doubtful accounts of €2,394 million (€2,338 million at December 31, 2023).

The following table analyses the allowance for doubtful accounts for trade and other receivables:

(€ million)	First Half 2024	First Half 2023
New provisions	(203)	(258)
Net credit losses	(27)	(41)
Reversals of unused provisions	154	239
Net (impairments) reversals of trade and other receivables	(76)	(60)

New provisions related to: (i) the Plenitude business line for €97 million, primarily, in the retail business; (ii) the Exploration & Production segment for €93 million for receivables towards joint operators, primarily state-owned companies, for cash calls in oil projects operated by Eni.

Reversals of unused provisions mainly related to the Exploration & Production segment for €100 million of unused provisions of which €93 million in relation to operations of credit offsetting with the Venezuelan state company PDVSA carried out during the semester.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

7 Current and non-current inventories

(€ million)	Current inventories	Non-current inventories
Gross carrying amount at December 31, 2023	6,769	1,641
Write down provisions at December 31, 2023	583	65
Net carrying amount at December 31, 2023	6,186	1,576
Changes of the period	436	14
Other changes	57	(3)
Net carrying amount at June 30, 2024	6,679	1,587
Gross carrying amount at June 30, 2024	7,204	1,589
Write down provisions at June 30, 2024	525	2

Non-current inventories of €1,569 million (€1,555 million at December 31, 2023) are held for compliance purposes and related to Italian subsidiaries in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	67

8 Other assets and liabilities

	June 30, 2024				December 31, 2023
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
Fair value of derivative financial instruments	1,244	64	1,209	157	3,323	46	2,414	153
Contract liabilities			445	673			437	691
Other taxes	744	129	2,807	62	915	137	1,811	16
Other	2,680	3,791	1,028	3,505	1,399	3,210	917	3,236
	4,668	3,984	5,489	4,397	5,637	3,393	5,579	4,096

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets included: (i) current and non-current tax credits of €1,639 million (€812 million at December 31, 2023) and €2,173 million (€2,247 million at December 31, 2023), respectively, deriving from certain Italian tax measures to incentivize the renovation of residential buildings and energy saving; (ii) a receivable of €533 million following the outcome of an agreement with an Italian operator to share past environmental expenses incurred in full by Eni, which will be reimbursed of 50% of past costs. The receivable is net of discounting factor. As part of the same agreement, Eni recorded an asset relating to future costs accounted for as environmental provisions and costs incurred in the first half of 2024, amounting to €222 million, before discounting, net of restorations of provisions previously accounted for; (iii) underlifting positions of the Exploration & Production segment of €322 million (€295 million at December 31, 2023); (iv) gas volumes prepayments that were made in previous years due to the take-or-pay obligations in relation to the Company’s long-term supply contracts, whose underlying current portion Eni plans to recover beyond 12 months for €307 million (same amount as of December 31, 2023); (v) non-current receivables for divesting activities for €165 million (€205 million at December 31, 2023).

Contract liabilities included: (i) advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system connecting Val d’Agri to the Taranto refinery for €479 million (€469 million at December 31, 2023); (ii) prepaid electronic fuel vouchers for €245 million (€292 million at December 31, 2023); (iii) advances received from Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity for €246 million (€275 million at December 31, 2023), of which current for €56 million (same amount as of December 31, 2023); (iv) advances received from customers for future gas supplies for €61 million (€10 million at December 31, 2023).

Other liabilities included: (i) non-current payables to factoring companies connected with the transfer of the tax credits deriving from incentives and energy saving for €1,983 million (€2,040 million at December 31, 2023); (ii) the value of gas paid and undrawn by customers due to the triggering of the take-or-pay clause provided for by the relevant long-term contracts for €399 million (€391 million at December 31, 2023), of which €131 million (same amount as of December 31, 2023) of underlying volumes expected to be drawn within the next 12 months; (iii) a put option recognized by Eni to Energy Infrastructure Partners (EIP), which acquired a non-controlling interest of 7.6% in Eni’s subsidiary Plenitude by subscribing a reserved capital increase of €588 million in March 2024. The put option valorizes Eni’s commitment to repurchase at fair value enough shares of Plenitude held by EIP as required to pay down the financial debt incurred by EIP for the transaction. The book value of the put option is stated at the present value of Eni's maximum financial commitment equal to €387 million with a corresponding reduction in the reserve for retained earnings. The expiry date is 2027; (iv) prepaid revenues and deferred income for €358 million (€343 million at December 31, 2023), of which current for €172 million (€134 million at December 31, 2023); (v) current liabilities for overlifting imbalances of the Exploration & Production segment for €347 million (€312 million at December 31, 2023); (vi) cautionary deposits for €212 million from retail customers for the supply of gas and electricity (€213 million at December 31, 2023); (vii) payables related to investing activities for €123 million (€101 million at December 31, 2023).

Transactions with related parties are described in note 32 — Transactions with related parties.

68	INTERIM CONSOLIDATED REPORT 2024

9 Property, plant and equipment

(€ million)	Property, plant and equipment
Gross carrying amount at December 31, 2023	195,887
Provisions for depreciation and impairments at December 31, 2023	139,588
Net carrying amount at December 31, 2023	56,299
Additions	3,721
Depreciation capitalized	148
Depreciation (a)	(3,247)
Reversals	16
Impairments	(1,500)
Write-off	(101)
Currency translation differences	1,522
Initial recognition and changes in estimates	(36)
Changes in the scope of consolidation	2,525
Other changes	(1,278)
Net carrying amount at June 30, 2024	58,069
Gross carrying amount at June 30, 2024	197,589
Provisions for depreciation and impairments at June 30, 2024	139,520

(a) Before capitalization of depreciation

Capital expenditures primarily related to the Exploration & Production segment for €2,884 million (€3,886 million in the first half of 2023).

More information about Eni’s impairments and reversals is reported in note 12 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

Currency translation differences essentially related to subsidiaries utilizing the US dollar as functional currency.

Changes in the scope of consolidation related for €2,511 million to the 100% acquisition of the Neptune Energy group, based in the United Kingdom and operating in the exploration, development and production of hydrocarbons, mainly natural gas assets, primarily located in Indonesia, Algeria, the United Kingdom and Netherlands.

Other changes included: (i) expenditures for the purchase of property, plant and equipment, whose extensions of payment terms were negotiated resulting in a reclassification as financial debt for €1,056 million; (ii) the reclassification to held-for-sale assets of certain oil assets in the United Kingdom and Alaska relating to the Exploration & Production segment for €2,254 million.

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total
Carrying amount at December 31, 2023	37,421	1,568	9,682	48,671
Additions		280	2,591	2,871
Depreciation capitalized		17	131	148
Depreciation (a)	(2,920)			(2,920)
Impairments	(968)		(337)	(1,305)
Write-off		(99)	(2)	(101)
Changes in the scope of consolidation	1,306	90	1,115	2,511
Currency translation differences	1,137	50	299	1,486
Initial recognition and changes in estimates	(89)	(5)	55	(39)
Transfers	2,052	(6)	(2,046)
Other changes	(1,746)	(34)	489	(1,291)
Carrying amount at June 30, 2024	36,193	1,861	11,977	50,031

(a) Before capitalization of depreciation.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related for €1,993 million to commissioning of wells, plants and machinery primarily in Congo, Mexico, Iraq, Egypt, United Arab Emirates and Italy.

In the first half of 2024, €99 million of capitalized exploration costs were written off as the underlying initiatives were assessed to have not found commercial quantities of hydrocarbons, mainly relating to an initiative in Egypt.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	69

Unproved mineral interests, comprised in assets in progress of the Exploration & Production segment, included the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	USA	Algeria	Egypt	United Arab Emirates	Italy	Indonesia	United Kingdom	Nederlands	Total
Carrying amount at the December 31, 2023	429	924	23	215	2	475	2	89			2,159
Additions					15			720	243	120	1,098
Net impairments	(282)										(282)
Reclassification to Proved Mineral Interest			(3)			(6)					(9)
Currency differences and other changes	9	31	1	7	1	16		27	7		99
Carrying amount at June 30, 2024	156	955	21	222	18	485	2	836	250	120	3,065

Unproved mineral interests comprised the Oil Prospecting License 245 property (“OPL 245”), offshore Nigeria, whose exploration period expired on May 11, 2021, with an initial value of €918 million corresponding to the equivalent value in euro of the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the asset. As of June 30, 2024, the net book value of the property was €1,250 million, including capitalized exploration costs and pre-development costs. Following the fully favorable outcome of all Eni’s legal proceedings relating to allegations of international corruption regarding the initial award of the license, the arbitration started by Eni before an ICSID tribunal has been put on hold by agreement of the parties to explore possible arrangements. Based on available industrial assumptions, no impairment indicators have been identified.

10 Right-of-use assets and lease liabilities

(€ million)	Right-of-use assets	Lease Liabilities
Gross carrying amount at December 31, 2023	7,802
Provisions for amortization and impairment at December 31, 2023	2,968
Net carrying amount at December 31, 2023	4,834	5,336
Additions	531	528
Decreases		(671)
Depreciation (a)	(603)
Impairments	(5)
Currency translation differences	90	98
Change in the scope of consolidation	72	102
Other changes	(44)	(52)
Net carrying amount at June 30, 2024	4,875	5,341
Gross carrying amount at June 30, 2024	8,347
Provisions for depreciation and impairment at June 30, 2024	3,472

(a) Before capitalization of depreciation for tangible and intangible assets

No significant new leasing contracts were reported during the first half of 2024.

Lease liabilities related for €495 million (€480 million at December 31, 2023) to the portion of liabilities attributable to joint operators in Eni-led projects which will be recovered through the mechanism of the cash calls.

Short-term portion of liabilities for leased assets amounted to €1,132 million (€1,128 million at December 31, 2023).

Other changes in right-of-use assets and lease liabilities essentially related to early termination or renegotiation of lease contracts.

Liabilities for leased assets with related parties are described in note 32 — Transactions with related parties.

70	INTERIM CONSOLIDATED REPORT 2024

11 Intangible assets

(€ million)	Intangible assets with finite useful lives	Goodwill	Intangible assets with undefinite useful lives	Total
Gross carrying amount at December 31, 2023	8,088
Provisions for amortization and impairment at December 31, 2023	4,868
Net carrying amount at December 31, 2023	3,220	3,133	26	6,379
Additions	231			231
Depreciation capitalized	4			4
Amortization (*)	(188)			(188)
Impairments	(14)			(14)
Radiations	(2)			(2)
Changes in the scope of consolidation	23	29		52
Currency translation differences	23			23
Other changes	(17)	7		(10)
Net carrying amount at June 30, 2024	3,280	3,169	26	6,475
Gross carrying amount at June 30, 2024	8,378
Provisions for amortization and impairment at June 30, 2024	5,098

(*) Before capitalization of depreciation

Additions of €231 million (€125 million in the first half of 2023) included the capitalization of costs for customer acquisition in the Plenitude business line for €105 million (€75 million in the first half of 2023).

Changes in the scope of consolidation related to the acquisition of 100% of Atenoil companies based in Spain and operating in the service station sector with 21 stations in the areas of Madrid, Andalusia and Castile-La Mancha.

The carrying amount of intangible assets with finite useful lives included exploration licenses and leasehold acquisition costs as follows:

(€ million)	June 30, 2024	December 31, 2023
Proved license and leasehold property acquisition costs	80	91
Unproved license and leasehold property acquisition costs	581	572
	661	663

Other changes relating to goodwill related to the definitive allocation of some acquisitions made in 2023 whose allocation had been carried out on a provisional basis (further information is reported in note 23 - Other information).

The carrying amount of goodwill is stated net of cumulative impairment charges amounting to €2,670 million. No write-downs of goodwill were recorded during the first half of 2024.

12 Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

The criteria adopted to identify the Group’s Cash Generating Units (CGU) and to perform the impairment review of the recoverability of the carrying amounts of fixed assets remain unchanged from the Annual Report 2023. In the first half of 2024, no significant changes were reported in the Group cost of capital used as the basis for calculating the impairment test rates which remained unchanged at approximately 7%. The commodities price scenario updated by the management in the first half 2024 did not exhibit any significant change from the one used to perform the recoverability of oil&gas assets in the 2023 financial statements.

As of June 30, 2024, Eni's stock market capitalization was approximately 16% lower than the book value of consolidated net assets. The management attributes this difference to short-term volatility due to uncertainties about future trends in oil demand and to operator’s perception of long-term risks in the oil&gas segment.

Given the substantial absence of market-based impairment indicators, the management did not test the recoverability of the entire oil&gas property portfolio of the Group, differently from what was done in the 2023 Annual Financial Report, focusing only on the CGUs with evidence of loss of value-in-use.

As regards the other sectors, the negative expected trends in the petrochemical scenario were discounted in the recoverability assessments of Versalis in 2023 with a substantial zeroing of almost all the CGUs linked to the traditional

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	71

cycle. Oil refineries remained fully impaired despite good short-term trends in refining margins. Finally, wholesale electricity price forecasts confirmed the value of Plenitude's renewable generation activities.

In this context, Eni recorded impairments of property, plant and equipment of €1,500 million (before tax) primarily in the Exploration & Production segment, of which €1,300 million driven by the alignment of the book value of a disposal group in Alaska to the sale price, the reserves revision at an asset in Congo and, to a lesser extent, the write-off of the book value related to fields with depleting reserves (Italy and the United Kingdom).

Impairment charges for approximately €170 million concerned capitalizations of safety/stay-in-business expenditures at refineries and petrochemical complexes with negative cash flows.

13 Investments

Equity-accounted investments

(€ million)	Equity- accounted investments
Carrying amount at December 31, 2023	12,630
Additions and subscriptions	411
Divestments and reimbursements	(227)
Share of profit (loss) of equity-accounted investments	608
Deduction for dividends	(1,102)
Changes in the scope of consolidation	642
Currency translation differencies	344
Other changes	(81)
Carrying amount at June 30, 2024	13,225

Acquisitions and subscriptions related: (i) for €212 million the acquisition from EDP Renováveis SA of the companies 2023 Sol IX Llc and 2022 Sol VII Llc owners of three photovoltaic plants already operating in the United States. The Cattlemen (Texas), Timber Road (Ohio) and Blue Harvest (Ohio) farms have a total installed capacity of 0.38 GW at Plenitude share; (ii) for €88 million the subscription of the capital increase of QatarEnergy LNG NFE (5) (Eni 25%) which participates with a 12.5% stake the North Field East (NFE) project ensuring Eni a share of the 3.125% in Qatar's LNG development project; (iii) for €34 million the subscription of the capital increase of Lotte Versalis Elastomers Co Ltd (Eni 50%); (iv) for €31 million the subscription of the capital increase of Vårgrønn AS the joint venture (Eni 65%) which owns the 20% stake in the offshore wind projects Doggerbank A, B and C in the United Kingdom.

Divestments and reimbursements concerned the sale of approximately 10% share capital of Saipem SpA through an accelerated book building aimed at institutional investors.

Share of profit at equity-accounted investments mainly related to: (i) Azule Energy Holdings Ltd for €293 million; (ii) Vår Energi ASA for €179 million; (iii) ADNOC Global Trading Ltd for €88 million; (iv) Saipem SpA for €34 million; (v) SeaCorridor Srl for €27 million.

Deduction for dividends related to: (i) Vår Energi ASA for €315 million; (ii) Abu Dhabi Oil Refining Company (TAKREER) for €269 million; (iii) Azule Energy Holdings Ltd for €220 million; (iv) Cardón IV SA for €106 million.

Changes in the scope of consolidation related for €629 million to the inclusion of the joint venture E&E Algeria Touat BV (Eni 54%) following the acquisition of the Neptune Energy group.

As of June 30, 2024, the book and market values of the listed companies Saipem SpA and Vår Energi ASA were as follows:

		Saipem SpA	Vår Energi ASA
Number of shares held		422,920,192	1,573,713,749
% of the investment		21.44	63.04
Share price	(€)	2.392	3.310
Market value	(€ million)	1,012	5,209
Book value	(€ million)	501	271

As of June 30, 2024, the market capitalization of Saipem shares exceeded the book value of the investment by €511 million, the carrying amount is in line with the corresponding fraction of the investee’s book equity, less the fraction of the investee net assets corresponding to the equity component of a convertible bond.

72	INTERIM CONSOLIDATED REPORT 2024

As of June 30, 2024, the market capitalization of the Vår Energi ASA share for Eni’s stake was €4,938 million higher than the book value of the investment.

As of June 30, 2024, the book value of the investments included Azule Energy Holdings Ltd for €4,958 million, Abu Dhabi Oil Refining Company (TAKREER) for €2,249 million, St. Bernard Renewables Llc for €841 million, E&E Algeria Touat BV for €668 million, QatarEnergy LNG NFE (5) for €543 million, Saipem SpA for €501 million, SeaCorridor Srl for €465 million, Vårgrønn AS for €370 million, Cardón IV SA for €356 million, Mozambique Rovuma Venture SpA for €353 million, Vår Energi ASA for €271 million, Coral FLNG SA for €253 million, ADNOC Global Trading Ltd for €173 million, 2023 Sol IX Llc for €154 million and GreenIT SpA for €102 million.

The book value of the joint venture St. Bernard Renewables Llc acquired in 2023 includes the recognition of goodwill of €50 million confirmed by the definitive allocation of the purchase price.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2023	1,256
Additions and subscriptions	55
Change in the fair value with effect to OCI	(11)
Currency translation differences	28
Other changes	(6)
Carrying amount at June 30, 2024	1,322

Other investments are minority interests in unlisted entities functional to the business. For the evaluation method applied, see Annual Report 2023.

The investment book value as of June 30, 2024, included Nigeria LNG Ltd for €664 million, Saudi European Petrochemical Co “IBN ZAHR” for €124 million and Darwin LNG Pty Ltd for €80 million.

Dividend income is disclosed in note 28 – Income (expense) from investments.

Investments in subsidiaries, joint arrangements, associates and other significant investments as of June 30, 2024, are presented separately in the annex “List of companies owned by Eni SpA as of June 30, 2024”.

14 Other financial assets

	June 30, 2024		December 31, 2023
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	42	950	34	2,240
Short-term financing receivables held for operating purposes			7
	42	950	41	2,240
Long-term financing receivables	521	1,610
Short-term financing receivables	60		855
	581	1,610	855
	623	2,560	896	2,240
Securities held for operating purposes		62		61
	623	2,622	896	2,301

Financing receivables are stated net of the valuation allowance for doubtful accounts of €415 million (€383 million at December 31, 2023).

Financing receivables held for operating purposes mainly related to funds provided to joint agreements and associates for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€919 million). These receivables are the expression of long-term interests in the underlying industrial initiatives. The largest exposure was towards Coral FLNG SA (Eni’s interest 25%) for €477 million (€453 million at December 31, 2023), which built the floating gas liquefaction plant in the Area 4 concession in Mozambique.

Fair value of non-current financing receivables held for operating purposes of €949 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 2.0% to 5.3% (1.9% and 5.2% at December 31, 2023).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	73

Financing receivables related to: (i) the joint venture Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €1,523 million (€1,339 million at December 31, 2023) engaged in the development of the natural gas reserves of the Coral South field and in the pre-development activities of Mamba in Area 4 offshore Mozambique which from January 1, 2024 was reclassified from held for operating purposes to held for non-operating purposes considering the only exposure to the counterparty financial risk; (ii) restricted deposits in escrow to guarantee transactions on derivative contracts essentially referred to the Global Gas & LNG Portfolio segment for €431 million (€712 million at December 31, 2023).

Fair value of securities derived from quoted market prices and amounted to €61 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

15 Trade and other payables

(€ million)	June 30, 2024	December 31, 2023
Trade payables	12,654	14,231
Down payments and advances from joint ventures in exploration & production activities	704	717
Payables for purchase of non-current assets	2,483	2,335
Payables due to partners in exploration & production activities	1,110	1,215
Other payables	2,388	2,156
	19,339	20,654

Trade payables reduced by €1,577 million driven by decreases in the Global Gas & LNG Portfolio segment for €2,022 million and in the Plenitude business line for €206 million due to lower natural gas prices. The Refining, Chemicals and Power segment recorded an increase of €511 million due to higher oil prices.

Other payables included: (i) payables to factoring companies in relation to the derecognition of Eni’s tax credits deriving from incentives and energy saving for €1,292 million (€728 million at December 31, 2023); (ii) payroll payables for €236 million (€287 million at December 31, 2023); (iii) amounts due in connection with the triggering of the take-or-pay clause of long-term gas supply contracts for €194 million (€187 million at December 31, 2023); (iv) payables for social security contributions for €119 million (€110 million at December 31, 2023).

Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.

Trade and other payables due to related parties are described in note 32 – Transactions with related parties.

16 Finance debt

	June 30, 2024				December 31, 2023
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	3,382	443	814	4,639	2,810	600	1,116	4,526
Ordinary bonds		2,257	21,574	23,831		1,956	19,535	21,491
Sustainability-Linked convertible bonds		23	922	945		9	917	926
Other financial institutions	1,351	898	82	2,331	1,282	356	148	1,786
	4,733	3,621	23,392	31,746	4,092	2,921	21,716	28,729

Finance debt increased by €3,017 million as disclosed in table “Changes in liabilities arising from financing activities” detailed at the end of this paragraph.

As of June 30, 2024, finance debt included €451 million (€701 million at December 31, 2023) of sustainability-linked financial contracts with leading banking institutions which cost is indexed to achievement of Company’s sustainability targets.

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the retention of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of June 30, 2024, debts subjected to restrictive covenants amounted to €686 million (€732 million at December 31, 2023). Eni was in compliance with those covenants.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €17.1 billion were

74	INTERIM CONSOLIDATED REPORT 2024

drawn as of June 30, 2024.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2024:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
(€ million)
Issuing entity
Euro Medium Term Notes
Eni SpA	1,250	(4)	1,246	EUR	2033	4.250
Eni SpA	1,200	36	1,236	EUR	2025	3.750
Eni SpA	1,000	5	1,005	EUR	2026	1.500
Eni SpA	1,000	1	1,001	EUR	2030	0.625
Eni SpA	1,000	(1)	999	EUR	2026	1.250
Eni SpA	1,000	1	1,001	EUR	2031	2.000
Eni SpA	1,000	16	1,016	EUR	2029	3.625
Eni SpA	1,000	5	1,005	EUR	2034	3.875
Eni SpA	900	4	904	EUR	2024	0.625
Eni SpA	800	(3)	797	EUR	2028	1.625
Eni SpA	750	3	753	EUR	2027	1.500
Eni SpA	750	1	751	EUR	2034	1.000
Eni SpA	701	10	711	USD	2027	variable
Eni SpA	650	2	652	EUR	2025	1.000
Eni SpA	600	2	602	EUR	2028	1.125
Eni SpA	500		500	EUR	2025	1.275
Eni SpA	467		467	USD	2026	variable
Eni SpA	467	(1)	466	USD	2026	variable
Eni SpA	100	1	101	EUR	2028	5.441
Eni SpA	75	2	77	EUR	2043	3.875
Eni SpA	70		70	EUR	2032	4.000
Eni SpA	50	1	51	EUR	2031	4.800
Eni SpA - Sustainability-linked	1,000	(2)	998	EUR	2028	0.375
Eni SpA - Sustainability-linked	750	1	751	EUR	2027	3.625
	17,080	80	17,160
Other bonds
Eni SpA	1,169	(20)	1,149	USD	2054	5.950
Eni SpA	935	7	942	USD	2028	4.750
Eni SpA	935	2	937	USD	2029	4.250
Eni SpA	935	(1)	934	USD	2034	5.500
Eni SpA	327	1	328	USD	2040	5.700
Eni USA Inc	374	1	375	USD	2027	7.300
Eni SpA - Sustainability-linked - Retail	2,000	6	2,006	EUR	2028	4.300
	6,675	(4)	6,671
	23,755	76	23,831

During the first half of 2024, Eni issued new ordinary bonds with a nominal value of €2,104 million.

As of June 30, 2024, ordinary bonds maturing within 18 months amounted to €3,250 million of nominal value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	75

Information relating to the sustainability-linked bonds issued is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Issuing entity
Eni SpA – Convertible senior unsecured sustainabilitylinked bonds	1,000	25	1,025	EUR	2030	2.95
of which financial liabilities	920	25	945
of which equity	80		80

As of June 30, 2024, Eni retained committed borrowing facilities of €9,112 million (€9,120 million at December 31, 2023). Those facilities bore interest rates reflecting prevailing conditions in the marketplace. The breakdown of committed borrowing facilities is as follows:

(€ million)	June 30, 2024	December 31, 2023
Undrawn long-term including current portion of long-term sustainability-linked credit facilities	9,000	9,000
Other undrawn long-term borrowing facilities	13	12
Other drawn long-term including current portion of long-term borrowing facilities		3
Long-term borrowing facilities	9,013	9,015
Other undrawn short-term borrowing facilities	97	38
Other drawn short-term borrowing facilities	2	67
Short-term borrowing facilities	99	105
	9,112	9,120

As of June 30, 2024, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt, is described below:

(€ million)	June 30, 2024	December 31, 2023
Ordinary bonds and sustainability-linked bonds	23,227	21,025
Convertible sustainability-linked bonds	1,047	1,061
Banks	1,185	1,652
Other financial institutions	980	505
	26,439	24,243

Fair value of finance debts was calculated by discounting the expected future cash flows at discount rates ranging from 2.0% to 5.3% (1.9% and 5.2% at December 31, 2023).

Because of the short-term maturity and conditions of remuneration of short-term debt, the fair value approximated the carrying amount.

Changes in liabilities arising from financing activities

(€ million)	Long-term debt and current portion of long- term debt	Short-term debt	Long-term and current portion of long-term lease liabilities	Total
Carrying amount at December 31, 2023	24,637	4,092	5,336	34,065
Cash flows	712	732	(671)	773
Currency translation differences	123	(81)	117	159
Changes in the scope of consolidation	778	19	102	899
Other non-monetary changes	763	(29)	457	1,191
Carrying amount at June 30, 2024	27,013	4,733	5,341	37,087

Changes in the scope of consolidation mainly referred to the 100% acquisition of the Neptune Energy group by the Exploration & Production segment for €886 million and the acquisition of Atenoil companies by the Enilive business line for €10 million.

Other non-monetary changes included €528 million of lease liabilities assumptions and €1,095 million of trade payables

76	INTERIM CONSOLIDATED REPORT 2024

whose payment terms have been deferred with consequent reclassification under financial payables.

Lease liabilities are described in note 10 – Right-of-use assets and lease liabilities.

Transactions with related parties are described in note 32 – Transactions with related parties.

17 Information on net borrowings

(€ million)	June 30, 2024	December 31, 2023
A. Cash	4,197	3,731
B. Cash equivalents	5,983	6,462
C. Other current financial assets	7,835	7,637
D. Liquidity (A+B+C)	18,015	17,830
E. Current financial debt	7,013	6,057
F. Current portion of non-current financial debt	2,473	2,084
G. Current financial indebtedness (E+F)	9,486	8,141
H. Net current financial indebtedness (G-D)	(8,529)	(9,689)
I. Non-current financial debt	5,097	5,472
J. Debt instruments	22,496	20,452
K. Non-current trade and other payables
L. Non-current financial indebtedness (I+J+K)	27,593	25,924
M. Total financial indebtedness (H+L)	19,064	16,235

Cash and cash equivalents include €158 million of restricted cash subjected to foreclosure measures by third parties and payment guarantees.

Other current financial assets include: (i) financial assets at fair value through profit or loss, disclosed in note 5 – Financial assets at fair value through profit or loss; (ii) financing receivables, disclosed in note 14 – Other financial assets.

Current and non-current finance debts are disclosed in note 16 – Finance debts.

Non-current financial payables included €8 million of positive fair value hedge derivative contracts entered to hedge fixed rate bonds.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €1,132 million and €4,209 million (€1,128 million and €4,208 million at December 31, 2023, respectively) of which €495 million (€480 million at December 31, 2023) related to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process.

Net borrowings did not include: (i) €1,610 million of non-current financing receivables; (ii) €387 million relating to the put option recognized by Eni to Energy Infrastructure Partners (EIP) following the subscription by EIP of Plenitude’s capital increase of €588 million. The put option valorizes Eni’s commitment to repurchase at fair value enough shares of Plenitude held by EIP as required to pay down the financial debt incurred by EIP for the transaction. The book value of the put option is stated at the present value of Eni’s maximum financial commitment.

18 Provisions

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2023	15,533
New or increased provisions	643
Initial recognition and changes in estimates for site restoration, abandonment and social project	(36)
Accretion discount	96
Reversals of utilized provisions	(781)
Reversals of unutilized provisions	(263)
Currency translation differences	204
Changes in the scope of consolidation	830
Other changes	(717)
Carrying amount at June 30, 2024	15,509

Provisions recognized in the first half of 2024 primarily related to environmental costs, contractual disputes and costs for insurance claims.

Utilizations related to the progress in spending the accrued amounts in environmental remediation projects and

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	77

compensations for insurance claims.

Changes in the scope of consolidation essentially related to the 100% acquisition of the Neptune Energy group by the Exploration & Production segment.

Other changes included €675 million of the reclassification to liabilities directly associated with assets held for sale in the United Kingdom and Alaska of the Exploration & Production segment.

19 Deferred tax assets and liabilities

(€ million)	June 30, 2024	December 31, 2023
Deferred tax liabilities before offsetting	9,058	8,461
Deferred tax assets available for offset	(3,758)	(3,759)
Deferred tax liabilities	5,300	4,702
Deferred tax assets before offsetting (net of accumulated write-down provisions)	8,101	8,241
Deferred tax liabilities available for offset	(3,758)	(3,759)
Deferred tax assets	4,343	4,482

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting net of accumulated write-down provisions
Carrying amount at December 31, 2023	8,461	(13,909)	5,668	(8,241)
Changes of the period	(329)	705	102	807
Changes with effect to OCI	(19)	(20)		(20)
Currency translation differences	273	(223)	61	(162)
Changes in the scope of consolidation	925	(652)	(83)	(735)
Other changes	(253)	77	173	250
Carrying amount at June 30, 2024	9,058	(14,022)	5,921	(8,101)

Changes in the scope of consolidation essentially related to the 100% acquisition of the Neptune Energy group by the Exploration & Production segment.

Taxes are also described in note 29 – Income taxes.

78	INTERIM CONSOLIDATED REPORT 2024

20 Derivative financial instruments

	June 30, 2024			December 31, 2023
	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
(€ million)
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	63	27	2	70	168	2
- Interest currency swap		124	2		84	2
- Outright	1					2
	64	151		70	252
Derivatives on interest rate
- Interest rate swap	38	36	2	62	34	2
	38	36		62	34
Derivatives on commodities
- Over the counter	1,288	1,182	2	2,902	2,103	2
- Future	1,571	1,664	1	3,027	2,905	1
- Options	12	30	2	106	114	2
- Other	2		2	11		2
	2,873	2,876		6,046	5,122
	2,975	3,063		6,178	5,408
Fair value hedge derivatives
Derivatives on interest rate
- Interest rate swap	8		2
	8
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter				80	13	2
- Future	71	16	1
	71	16		80	13
Derivatives on interest rate
- Interest rate swap				6		1
				6
	71	16		86	13
Options
- Other options		33	2		41	2
		33			41
Gross amount	3,054	3,112		6,264	5,462
Offsetting	(1,746)	(1,746)		(2,895)	(2,895)
Net amount	1,308	1,366		3,369	2,567
Of which:
- current	1,244	1,209		3,323	2,414
- non-current	64	157		46	153

Eni entered into sustainability-linked interest rate swaps with leading banking institutions which provide for a cost adjustment mechanism linked to the achievement of certain sustainability targets. At June 30, 2024, the fair value of these contracts amounted to a positive amount of €7 million.

Derivatives fair values were estimated based on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

During the first half of 2024, there were no transfers between the different hierarchy levels of fair value.

Effects recognized in other operating profit (loss)

(€ million)	First Half 2024	First Half 2023
Net income (loss) on cash flow hedging derivatives	(8)
Net income (loss) on other derivatives	(290)	41
	(298)	41

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	79

Effects recognized in finance income (loss)

(€ million)	First Half 2024	First Half 2023
Derivatives on exchange rate	102	(20)
Derivatives on interest rate	(17)	8
	85	(12)

More information is disclosed in note 32 – Transactions with related parties.

21 Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale and directly associated liabilities, of €5,091 million and €2,895 million respectively, mainly concerned: (i) the agreement for the sale of onshore assets in Nigeria; (ii) the agreement for the sale of the consolidated company Eni Ecuador SA; (iii) the agreement for merging the Exploration and Production assets located in the UK Continental Shelf with Ithaca Energy Plc. This agreement did not contemplate UK CCUS projects; (iv) an agreement for the disposal of assets in Alaska.

During the first half of 2024, Eni divested some oil fields offshore Congo.

22 Equity

Non-controlling interests

	Net Profit		Equity
(€ million)	First Half 2024	First Half 2023	June 30, 2024	December 31, 2023
Eni Plenitude Group	32	2	471	54
EniPower Group	28	37	390	406
	60	39	861	460

In March 2024, Eni Plenitude SpA Società Benefit (Plenitude) and Energy Infrastructure Partners (EIP) closed an investment agreement, with EIP acquiring a non-controlling interest in Plenitude through a capital increase of €588 million. This amount corresponds to 7.6% of Plenitude’s share capital.

Equity attributable to equity holders of Eni

(€ million)	June 30, 2024	December 31, 2023
Share capital	4,005	4,005
Retained earnings	35,462	32,988
Cumulative currency translation differences	6,939	5,238
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,000	5,000
- Legal reserve	959	959
- Reserve for treasury shares	1,505	2,333
- Reserve for OCI on cash flow hedging derivatives	(15)	36
- Reserve for OCI on defined benefit plans	(81)	(88)
- Reserve for OCI on equity-accounted investments	51	98
- Reserve for OCI on other investments valued at fair value	87	98
- Reserve for convertible bond issue	79	79
Treasury shares	(1,505)	(2,333)
Profit	1,872	4,771
	54,358	53,184

Share capital

As of June 30, 2024, the parent company’s issued share capital consisted of €4,005,358,876 (same amount as of December 31, 2023) represented by 3,284,490,525 ordinary shares without nominal value (3,375,937,893 ordinary shares at December 31, 2023).

80	INTERIM CONSOLIDATED REPORT 2024

On May 15, 2024, Eni’s Shareholders’ Meeting resolved: (i) to distribute available reserves by way of and in place of the payment of the dividend for the year 2024 of €1 per share in four tranches (for an amount equal to €0.25 per share), in September 2024, November 2024, March 2025 and May 2025; (ii) to authorize the Board of Directors pursuant to and for the purposes of Art. 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to 30 April 2025, in a maximum number of shares to be purchased equal to 328,000,000 ordinary shares for a total outlay of up to €3.5 billion, of which: (a) up to a maximum of 321,600,000 shares for the purpose of returning cash to shareholders; (b) up to a maximum of 6,400,000 shares to constitute a share provision for the 2024-2026 Employee Stock Ownership Plan; (iii) to authorize the Board of Directors to cancel up to a maximum of 321,600,000 treasury shares which will eventually be acquired based on the shareholders’ authorization of the previous point. In execution of these resolutions, as of June 30, 2024, 12,963,500 treasury shares have been acquired for a total value of €184 million.

Perpetual subordinated hybrid bonds

Hybrid bonds are governed by English law and are traded on the regulated market of the Luxembourg Stock Exchange. As of June 30, 2024, hybrid bonds amounted to €5 billion (same amount as of December 31, 2023).

Treasury shares

A total of 103,184,572 Eni’s ordinary shares (157,115,336 at December 31, 2023) were held in treasury for a total cost of €1,505 million (€2,333 million at December 31, 2023).

During the first half of 2024, 37,516,604 shares were acquired, for a total value of €547 million; 91,447,368 treasury shares have been cancelled for a total value of €1,375 million.

23 Other information

Supplemental cash flow information

(€ million)	First Half 2024	First Half 2023
Investment in consolidated subsidiaries and businesses
Current assets	800	187
Non-current assets	3,742	726
Net borrowings	(411)	15
Current and non-current liabilities	(2,149)	(275)
Net effect of investments	1,982	653
Goodwill	29
Non-controlling interests		(2)
Purchase price	2,011	651
less: Cash and cash equivalents	(169)	(23)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	1,842	628

Disposal of consolidated subsidiaries and businesses
Current assets		130
Non-current assets		153
Net borrowings		172
Current and non-current liabilities		(124)
Net effect on disposals		331
Current value of the stake held after the sale of control		(575)
Reclassification to profit or loss of other components of comprehensive income		(7)
Valuation at fair value of the stake held after the sale of control		409
Receivables for divestments		(168)
Gain on disposals		415
Selling price		405
less: Cash and cash equivalents		(25)
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		380

On January 31, 2024, Eni finalized the 100% acquisition of the Neptune Energy group, based in the United Kingdom and operating in exploration, development and production of hydrocarbons, mainly natural gas assets, primarily located in

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	81

Indonesia, Algeria and the United Kingdom. The total cash consideration of the transaction amounted to €1,959 million with acquisition of: (i) current assets for €795 million; (ii) non-current assets for €3,705 million; (iii) net borrowings for €401 million, of which cash and cash equivalents for €168 million; (iv) current and non-current liabilities for €2,140 million. The price allocation of net assets acquired was carried out on a provisional basis without recognition of goodwill.

On May 31, 2024, Eni finalized the 100% acquisition of Atenoil companies, based in Spain, operating 21 refueling stations in the regions of Madrid, Andalusia and Castile-La Mancha. The total cash consideration of the transaction amounted to €52 million with acquisition of: (i) current assets for €5 million; (ii) non-current assets for €37 million; (iii) net borrowings for €10 million, of which cash and cash equivalents for €1 million; (iv) current and non-current liabilities for €9 million. The price allocation of the net assets acquired was carried out on a provisional basis with recognition of goodwill of €29 million.

Business combinations

The provisional and definitive price allocation of net assets acquired in 2023 is shown below:

(€ million)	HLS Bonete PV SLU and HLS Bonete Topco SLU (Provisional allocation)	HLS Bonete PV SLU and HLS Bonete Topco SLU (Definitive allocation)	Novamont SpA (Provisional allocation)	Novamont SpA (Definitinive allocation)
Current assets	2	2	195	195
Property, plant and equipement	70	70	255	255
Goodwill	6	8	19	24
Current and non-current assets	37	35	557	552
Cash and cash equivalent (Net borrowings)	18	18	(207)	(207)
Current and non-current liabilities	(15)	(15)	(188)	(188)
Net effects of investments	118	118	631	631

24 Guarantees, commitments and risks

Guarantees, commitments and risks

The amount of guarantees and risks did not show significant changes compared to what is indicated in the Annual Report 2023 with the exception of: (i) the extinction of an autonomous contract guarantee issued in favor of third parties for the investment in the offshore wind project of Dogger Bank for €488 million; (ii) new parent company guarantees of €1,418 million issued against the contractual commitments undertaken by the Exploration & Production segment for exploration and production activities of the Block 9 in the Gulf of Mexico in which Eni has become 100% operator following the farm out of Repsol.

Risk factors

For the disclosure relating to the management of financial risks, reference is made to the Annual Report 2023.

The updates relate to “Market risk” and “Liquidity risk” and are provided below.

Market risk

As of June 30, 2024, the average rating of the Strategic liquidity investment portfolio was A/A-, unchanged compared to December 31, 2023.

82	INTERIM CONSOLIDATED REPORT 2024

The following tables show amounts in terms of VaR, recorded in first half of 2024 (compared with 2023), relating to interest rate and exchange rate risks, in the first section, and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the table reports the sensitivity to changes in interest rate.

(Value at risk - parametric method variance/covariance)

	First Half 2024				2023
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	5.9	3.9	4.4	5.4	7.3	0.9	2.3	1.3
Exchange rate (a)	5.5	0.1	1.9	0.6	0.6	0.0	0.2	0.3

(a) Value at risk deriving from interest and exchange rates exposures includes group finance departments.

(Value at risk - Historic simulation method)

	First Half 2024				2023
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Management Portfolio - Commercial exposures (a)	71.6	5.5	33.1	18.9	257.9	6.4	55.4	6.7
Trading (b)	1.1	0.2	0.5	0.7	1.5	0.1	0.4	0.2

(a) Refers to the Global Gas & LNG Portfolio, Power Generation & Marketing, EE-REVT, Plenitude, Eni Trade & Biofuels SpA, Eni Global Energy Markets (commercial portfolios). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, EE-REVT and Plenitude presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, through financial instruments, pertains to Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA(London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2024				2023
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - € Portfolio	0.5	0.2	0.3	0.5	0.2	0.1	0.2	0.2

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2024				2023
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - $ Portfolio	0.1	0.1	0.1	0.1	0.1	0.0	0.1	0.1

Liquidity risk

Eni has in place a program for the issuance of Euro Medium-Term Notes up to €20 billion, of which €17.1 billion were drawn as of June 30, 2024. The Group has the following credit ratings: A- outlook Negative and A-2 for long and short-term debt, respectively, assigned by Standard & Poor’s; Baa1 outlook Stable and P-2 for long and short-term debt, respectively, assigned by Moody’s; A- outlook Stable and F for long and short-term debt, respectively, assigned by Fitch. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During the first half of 2024 Standard & Poor’s revised Eni’s outlook from Stable to Negative.

As of June 30, 2024, Eni retained committed borrowing facilities of €9,112 million (€9,000 million owned by Eni SpA), of which undrawn for €9,110 million. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	83

Expected payments for financial debts, lease liabilities and trade and other payables

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and liabilities for derivative financial instruments.

	Maturity year
(€ million)	2024	2025	2026	2027	2028	2029 and thereafter	Total
Financial liabilities	10,046	2,614	3,612	2,259	5,547	13,117	37,195
Lease liabilities	982	801	545	444	386	2,253	5,411
Fair value of derivative financial instruments	1,174	42	40	4	45	61	1,366
	12,202	3,457	4,197	2,707	5,978	15,431	43,972
Interest on finance debt	421	831	730	626	546	3,125	6,279
Interest on lease liabilities	250	230	194	168	146	722	1,710
	671	1,061	924	794	692	3,847	7,989
Financial guarantees	1,116						1,116

Liabilities for leased assets including interest charges for €803 million (€741 million at December 31, 2023) pertained to the share of joint operators participating in unincorporated joint operation operated by Eni which will be recovered through a partner-billing process.

The table below presents the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2024	2025 and thereafter	Total
Trade payables	12,654		12,654
Other payables and advances	6,685	166	6,851
	19,339	166	19,505

Expected payments under contractual obligations

In addition to lease, financial, trade and other liabilities represented in the balance sheet, Eni is subject to non-cancellable contractual obligations or obligations the cancellation of which requires the payment of a penalty. These obligations will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

The Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. The amounts due were calculated on the basis of the assumptions for gas prices and services included in the four-year industrial plan approved by the Company’s management and for subsequent years on the basis of management’s long-term assumptions.

84	INTERIM CONSOLIDATED REPORT 2024

The table below summarizes the Group principal contractual obligations for the main existing contractual obligations as of the balance sheet date, shown on an undiscounted basis. Amounts expected to be paid in 2024 for decommissioning Oil & Gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2024	2025	2026	2027	2028	2029 and thereafter	Total
Decommissioning liabilities (a)	571	843	569	626	876	11,886	15,371
Environmental liabilities	430	583	447	374	314	1,401	3,549
Purchase obligations (b)	9,852	19,037	18,647	15,251	12,906	64,552	140,245
- Gas
. take-or-pay contracts	8,172	17,862	18,071	14,908	12,715	64,101	135,829
. ship-or-pay contracts	449	643	504	333	188	425	2,542
- Other purchase obligations	1,231	532	72	10	3	26	1,874
Total (c)	10,853	20,463	19,663	16,251	14,096	77,839	159,165

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(b) Concern commitments for the purchase of goods or services that the company is obliged to fulfill as binding under the terms of the contract.

(c) Expected payments under contractual obligations comprises obligations relating to abandonment and site restoration costs directly associated with assets held for sale for €1,877 million.

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2024
Financial assets
Trade and other receivables	19,394	3,787	15,607
Other current assets	6,412	1,744	4,668
Other non-current assets	3,986	2	3,984
Financial liabilities
Trade and other liabilities	23,126	3,787	19,339
Other current liabilities	7,233	1,744	5,489
Other non-current liabilities	4,399	2	4,397
December 31, 2023
Financial assets
Trade and other receivables	19,936	3,385	16,551
Other current assets	8,525	2,888	5,637
Other non-current assets	3,400	7	3,393
Financial liabilities
Trade and other liabilities	24,039	3,385	20,654
Other current liabilities	8,467	2,888	5,579
Other non-current liabilities	4,103	7	4,096

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €3,701 million (€3,385 million at December 31, 2023) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €86 million; (ii) other current and non-current assets and liabilities for derivative financial instruments of €1,746 million (€2,895 million at December 31, 2023).

Legal Proceedings

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Report 2023 and, as such, presumes full knowledge of the latter. In the first half of 2024, there were not any significant developments in the proceedings to which the Company is a party such as to imply an increase in the risk of unfavorable outcomes or in the potential losses associated with them. Accordingly, for a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 28 – Guarantees, commitments and risks of the Annual Report 2023 where the most significant proceedings currently pending are disclosed. Unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	85

25 Sales from operations

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining, Chemicals and Power	Enilive	Plenitude	Corporate and other activities	Total
First Half 2024
Sales from operations	5,754	5,692	18,528	9,398	5,181	98	44,651
Sales from operations by geographical area of destination
Italy	12	2,796	3,071	6,218	3,619	39	15,755
Other European Union	109	1,452	2,464	2,427	1,541	2	7,995
Rest of Europe	166	843	6,231	411		14	7,665
Americas	156		3,921	146	10	2	4,235
Asia	1,026	594	2,797	183	10	11	4,621
Africa	4,273	7	40	13		30	4,363
Other areas	12		4		1		17
	5,754	5,692	18,528	9,398	5,181	98	44,651
Products sales and service revenues
Sales of crude oil	1,911		12,426				14,337
Sales of oil products	510		2,557	9,112			12,179
Sales of natural gas and LNG	3,191	5,588	8		2,017		10,804
Sales of petrochemical products			2,120				2,120
Sales of power			990		1,915		2,905
Sales of other products	31		131	44	21	2	229
Services	111	104	296	242	1,228	96	2,077
	5,754	5,692	18,528	9,398	5,181	98	44,651
Transfer of goods/services
Goods/Services transferred in a specific moment	5,543	5,643	18,486	9,398	5,181	35	44,286
Goods/Services transferred over a period of time	211	49	42			63	365
First Half 2023
Sales from operations	5,374	9,523	16,853	8,994	5,941	91	46,776
Sales from operations by geographical area of destination
Italy	7	4,143	3,371	6,019	3,689	36	17,265
Other European Union		2,560	2,107	2,287	2,230	2	9,186
Rest of Europe	21	2,267	6,436	404		11	9,139
Americas	140		3,051	128	12	5	3,336
Asia	889	553	1,848	141	10	11	3,452
Africa	4,293		39	15		26	4,373
Other areas	24		1				25
	5,374	9,523	16,853	8,994	5,941	91	46,776
Products sales and service revenues
Sales of crude oil	1,835		9,862				11,697
Sales of oil products	505		2,724	8,742			11,971
Sales of natural gas and LNG	2,895	9,297	13		2,827		15,032
Sales of petrochemical products			2,384				2,384
Sales of power			1,363		2,418		3,781
Sales of other products	27	117	187	20	65	1	417
Services	112	109	320	232	631	90	1,494
	5,374	9,523	16,853	8,994	5,941	91	46,776
Transfer of goods/services
Goods/Services transferred in a specific moment	5,186	9,479	16,839	8,976	5,941	86	46,507
Goods/Services transferred over a period of time	188	44	14	18		5	269

Sales from operations by industry segment are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

86	INTERIM CONSOLIDATED REPORT 2024

26 Costs

Purchase, services and other charges

(€ million)	First Half 2024	First Half 2023
Production costs - raw, ancillary and consumable materials and goods	26,362	29,906
Production costs - services	6,313	5,445
Lease expense and other	735	713
Net provisions for contingencies	368	485
Other expenses	793	740
	34,571	37,289
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(123)	(182)
	34,448	37,107

Purchase, services and other charges included prospecting costs, geological and geophysical studies of exploration activities of the Exploration & Production segment for €81 million (€119 million in the first half of 2023).

Payroll and related costs

(€ million)	First Half 2024	First Half 2023
Payroll and related costs	1,731	1,605
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(70)	(65)
	1,661	1,540

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 Finance income (expense)

(€ million)	First Half 2024	First Half 2023
Finance income	2,830	3,196
Finance expense	(3,435)	(3,552)
Net finance income (expense) from financial assets at fair value through profit or loss	202	125
Income (expense) from derivative financial instruments	85	(12)
Finance income (expense)	(318)	(243)

The analysis of finance income (expense) was as follows:

(€ million)	First Half 2024	First Half 2023
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(377)	(315)
Net finance income (expense) on financial assets held for trading	188	113
Net finance income (expense) on other financial assets valued at fair value with effects through profit or loss	14	12
Interest and other expense due to banks and other financial institutions	(197)	(111)
Interest on lease liabilities	(155)	(125)
Interest from banks	154	161
Interest and other income on financial receivables and securities held for non-operating purposes	73	6
	(300)	(259)
Exchange differences	(43)	104
Income (expense) from derivative financial instruments	85	(12)
Other finance income (expense)
Capitalized finance expense	57	32
Interest and other income on financing receivables and securities held for operating purposes	3	65
Finance expense due to the passage of time (accretion discount) (a)	(96)	(151)
Other finance income (expense)	(24)	(22)
	(60)	(76)
	(318)	(243)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

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Information about leases is disclosed in note 10 – Right-of-use assets and lease liabilities.

The analysis of derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) with related parties is disclosed in note 32 – Transactions with related parties.

28 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

Information is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First Half 2024	First Half 2023
Dividends	85	92
Net gain (loss) on disposals	185	418
Other net income (expense)	(17)	405
	253	915

Dividend income related to Nigeria LNG Ltd for €53 million (€60 million in the first half of 2023) and to Saudi European Petrochemical Co “IBN ZAHR” for €10 million (€19 million in the first half of 2023).

Gain on disposals referred for €166 million of the capital gain realized through an accelerated book building process aimed at institutional investors of the sale of 10% of the capital of Saipem SpA, including the realization of effects recognized in the comprehensive income for €9 million.

29 Income taxes

(€ million)	First Half 2024	First Half 2023
Current taxes	2,387	2,677
Net deferred taxes	478	240
	2,865	2,917

Tax rate for the first half of 2024 was 59.7% (51.7% in the first half of 2023); the increase is essentially due to the higher taxation of foreign companies in the Exploration & Production segment.

The effects of the application of the OECD provision relating to a global minimum level of taxation for multinational business groups introduced by EU Directive 2022/2523 (so-called Pillar 2) are not significant.

30 Earnings per share

Basic earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of fully diluted shares, excluding treasury shares, and including the number of potential shares to be issued. As of June 30, 2024, the shares that could be potentially issued related to the estimation of new shares that will vest in connection with the 2020-2022 and 2023-2025 Long-Term Monetary Incentive Plans and the sustainability-linked convertible bond issued in 2023.

In determining basic and diluted earnings per share, the profit of the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds, net of tax effect, calculated by using the amortized cost method.

88	INTERIM CONSOLIDATED REPORT 2024

Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings per share was as follows:

		First Half 2024	First Half 2023
Weighted average number of shares used for basic earnings per share		3,196,349,382	3,341,682,517
Potential shares to be issued for ILT incentive plan		5,983,729	6,333,751
Potential shares to be issued for Sustainability-Linked convertible bonds		56,975,836
Weighted average number of shares used for diluted earnings per share		3,259,308,947	3,348,016,268
Eni’s profit	(€ million)	1,872	2,682
Remunaration of subordinated perpetual bonds net of tax effect	(€ million)	(55)	(54)
Remunaration of Sustainability-Linked convertible bonds net of tax effect	(€ million)	15
Eni’s profit for basic and diluted earnings per share	(€ million)	1,832	2,628
Basic earnings per share	(€ per share)	0.57	0.79
Diluted earnings per share	(€ per share)	0.56	0.78

31 Segment information

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess segment performance and to make decisions about resources to be allocated to each segment.

The organization is based on two General Departments:

•	Natural Resources, aimed to build up the value of Eni’s Oil & Gas upstream portfolio reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, the Department focuses its actions on the development of carbon capture/transportation/storage/reuse and CO2 compensation projects, as well as the Agri business line focused on developing renewable feedstock supply chains for Eni’s biorefining. The Department incorporates the Company’s Oil & Gas exploration, development and production activities, natural gas wholesale via pipeline and LNG, the above mentioned CCUS (and transport) projects, CO2 offset projects (so-called forest conservation (REDD+)) and agribusiness.

•	Energy Evolution, focused on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio and blue. The responsibility of this Department includes the growth of power generation from renewable energy and biomethane, the coordination of the bio and circular evolution of the Company’s refining system and chemical business, and the development of Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The Department incorporates the activities of power generation from natural gas and renewables, the Traditional and Bio refining and Chemicals businesses, Retail Gas & Power and mobility Marketing. The companies Versalis (chemical products), Enilive (biorefining and sustainable mobility), Eni Plenitude, EniPower and Eni Rewind are consolidated in this Department.

In relation to financial reporting purposes, management evaluated that the components of the Company whose operating results are regularly reviewed by the Chief Operating Decision Maker (CEO) to make decisions about the allocation of resources and to assess performances would continue being the single business units which are comprised in the two General Departments, rather than the two groups themselves. Therefore, in compliance with the provisions of the IFRS 8 accounting standard which sets out requirements for disclosure of information about an entity’s operating segments, Eni's segment information as of June 30, 2024 has been restructured considering two distinct reportable segments (Enilive and Plenitude) since they exceed one of 10% the dimensional limits provided for by IFRS 8, while the Power business, whose results are not significant, was aggregated to segments providing greater similarities.

–	Exploration & Production: research, development and production of crude oil, condensates and natural gas;

–	Global Gas & LNG Portfolio (GGP): supply and sale of wholesale natural gas via pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio;

–	Refining, Chemicals and Power: supply and processing activities for the production of traditional fuels carried out by the "Refining" operating segment. Therefore, this reportable segment, includes the results of the Chemicals business which has similar economic returns and similarities in the structure of industrial processes with traditional refining activities as well as the results of the business relating to the production and wholesale of electricity from thermoelectric plants given the similarity in the related industrial dynamics. The reportable segment also comprises the activities of trading oil and products with the aim to execute transactions on the market in order to balance the supply and stabilize and

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	89

cover the commercial margins;

–	Enilive: engages sustainable mobility activities, biorefining and production of biofuels, retail marketing and distribution of several energy carriers for mobility, as fossil and biofuels, and electric charging at service stations, as well as the offer of services connected to mobility such as the Enjoy car sharing, catering and services at the stations. The reportable segment also includes the wholesale supplies of fuels, bitumen and lubricants.

–	Plenitude: retail sales of gas, electricity and related services, production and wholesale sales of electricity from renewable plants, services for E-mobility (installation of charging stations);

–	Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind. This reportable segment also includes forestry conservation (REDD+) and carbon capture and storage projects, currently under development.

Segment information presented to the CEO (the Chief Operating Decision Maker, ex IFRS 8) includes: revenues, operating profit and directly attributable assets and liabilities.

As required by the international accounting standards on segment information, in the event of reorganization of the business segments, the comparative periods are subject to restatement to allow a homogeneous comparison. The restated results for the first half of 2023 and the 2023 financial year of the segments affected by the reorganization are presented below.

Information reported in 2023:

(€ milioni)	Enilive, Refining and Chemicals	Plenitude & Power

First Half 2023
Sales from operations including intersegment sales	24,620	7,724
Less: intersegment sales	(217)	(339)
Sales from operations	24,403	7,385
Operating profit (loss)	(575)	(311)
December 31, 2023
Identifiable assets (a)	15,530	13,999
Identifiable liabilities (a)	10,200	6,076

(a) Include assets/liabilities directly associated with the generation of operating profit.

Information restated:

(€ milioni)	Refining, Chemicals and Power	Enilive	Plenitude

First Half 2023
Sales from operations including intersegment sales	24,760	10,334	5,970
Less: intersegment sales	(7,907)	(1,340)	(29)
Sales from operations	16,853	8,994	5,941
Operating profit (loss)	(838)	357	(405)
December 31, 2023
Identifiable assets (a)	11,023	5,814	12,692
Identifiable liabilities (a)	8,277	2,563	5,436
(a) Include assets/liabilities directly associated with the generation of operating profit.

90	INTERIM CONSOLIDATED REPORT 2024

Segment Information

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining, Chemicals and Power	Enilive	Plenitude	Corporate and Other activities	Adjustments of intragroup profits	Total
First Half 2024
Sales from operations including intersegment sales	11,907	7,003	26,655	10,759	5,207	987
Less: intersegment sales	(6,153)	(1,311)	(8,127)	(1,361)	(26)	(889)
Sales from operations	5,754	5,692	18,528	9,398	5,181	98		44,651
Operating profit (loss)	3,564	(682)		296	834	259	(20)	4,251
First Half 2023
Sales from operations including intersegment sales	11,559	11,688	24,760	10,334	5,970	935
Less: intersegment sales	(6,185)	(2,165)	(7,907)	(1,340)	(29)	(844)
Sales from operations	5,374	9,523	16,853	8,994	5,941	91		46,776
Operating profit (loss)	4,514	814	(838)	357	(405)	(431)	264	4,275

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining, Chemicals and Power	Enilive	Plenitude	Corporate and Other activities	Adjustments of intragroup profits	Total
June 30, 2024
Identifiable assets (a)	66,875	4,623	11,996	6,126	12,966	2,795	(500)	104,881
Unallocated assets (b)								42,392
Identifiable liabilities (a)	18,946	3,945	9,167	2,515	5,748	5,311	(158)	45,474
Unallocated liabilities (b)								46,580
December 31, 2023
Identifiable assets (a)	62,180	6,381	11,023	5,814	12,692	1,952	(378)	99,664
Unallocated assets (b)								42,942
Identifiable liabilities (a)	18,020	5,997	8,277	2,563	5,436	4,629	(56)	44,866
Unallocated liabilities (b)								44,096
(a) Include assets/liabilities directly associated with the generation of operating profit.

(b) Include assets/liabilities not directly associated with the generation of operating profit.

32 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions mainly regarding:

(a)	purchase/supply of goods and services and provision of financing to joint ventures, associates and unconsolidated subsidiaries;

(b)	purchase/supply of goods and services to entities controlled by the Italian Government;

(c)	purchase/supply of goods and services to companies related to Eni SpA through members of the Board of Directors. Most of these transactions are exempt from the application of the Eni internal procedure “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because they fall below the materiality threshold provided for by the procedure;

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation, established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as scientific and technological research; and (ii) Eni Enrico Mattei Foundation, established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge enrichment in the fields of economics, energy and environment, both at the national and international level.

Transactions with related parties were conducted in the interest of the Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	91

Investments in subsidiaries, joint arrangements and associates as of June 30, 2024, are presented in the annex “List of companies owned by Eni SpA as of June 30, 2024”.

OPERATING TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(€ million)
	June 30, 2024			First Half 2024
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	3	236			130
Coral FLNG SA			1,371
Azule Group	79	291	3,253	33	1,155
Saipem Group	2	158	9	4	435
SeaCorridor Group	72	28			156
Vårgrønn Group			869
Karachaganak Petroleum Operating BV	13	348			603
Mellitah Oil & Gas BV	68	19		3	183
Petrobel Belayim Petroleum Co	28	1,003			328
Società Oleodotti Meridionali SpA	17	490		10	3
Société Centrale Electrique du Congo SA	86			50
Vår Energi ASA	70	1,001	1,987	26	2,666	(34)
Other (*)	107	64	76	54	115
	545	3,638	7,565	180	5,774	(34)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			189
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	155	3		5
Other	16	15	19	14	6
	171	18	208	19	6
	716	3,656	7,773	199	5,780	(34)
Entities controlled by the Government
Enel Group	10	135		22	379	(23)
Italgas Group	1	105		4	327
Snam Group	232	167		87	702
Terna Group	91	61		194	123	2
GSE - Gestore Servizi Energetici	99	107		828	822	165
ITA Airways - Italia Trasporto Aereo SpA	3			119
Other (*)	25	95		36	28
	461	670		1,290	2,381	144
Other related parties		3		1	14
Groupement Sonatrach – Eni «GSE»	218	117		22	264
	1,395	4,446	7,773	1,512	8,439	110

(*) Each individual amount included herein was lower than €50 million.

92	INTERIM CONSOLIDATED REPORT 2024

(€ million)
	December 31, 2023			First Half 2023
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	194			145
Cardón IV SA	24	142		2
Coral FLNG SA	4		1,327	4
Gruppo Azule	113	475	3,156	40	928
Saipem Group	5	235	9	1	677
SeaCorridor Group	29	29			193
Vårgrønn Group			1,321
Karachaganak Petroleum Operating BV	17	250			584
Mellitah Oil & Gas BV	49	20		2	101
Petrobel Belayim Petroleum Co	58	885			418
Società Oleodotti Meridionali SpA	11	473		9	6
Société Centrale Electrique du Congo SA	74			40
Vår Energi ASA	51	764	2,013	32	2,085	(94)
Other (*)	62	73	19	62	90
	498	3,540	7,845	192	5,227	(94)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			183
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	152	4	1	6
Other	13	10	12	4	10
	165	14	196	10	10
	663	3,554	8,041	202	5,237	(94)
Entities controlled by the Government
Enel Group	95	168		28	207	(27)
Italgas Group	1	149		6	(258)
Snam Group	245	352		605	754
Terna Group	85	61		212	172	6
GSE - Gestore Servizi Energetici	230	219		1,139	973	100
ITA Airways - Italia Trasporto Aereo SpA	5			105
Other (*)	16	101		43	39
	677	1,050		2,138	1,887	79
Other related parties	1	2			12
Groupement Sonatrach – Eni «GSE»	222	212		16	218
	1,563	4,818	8,041	2,356	7,354	(15)

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

●	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni “GSE” and, only for Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; services charged to Eni’s associates are invoiced on the basis of incurred costs;

●	a guarantee issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

●	supply of upstream specialist services and purchase of crude oil and guarantees for leasing contracts of FPSO vessels with Azule Group;

●	engineering, construction and drilling services by Saipem Group mainly for the Exploration & Production segment;

●	acquisition of transport services from SeaCorridor Group;

●	guarantees issued in the interest of Vårgrønn Group in relation to the Dogger Bank offshore wind project;

●	the sale of gas to Société Centrale Electrique du Congo SA;

●	advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

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●	guarantees issued in compliance with contractual agreements in the interest of Vår Energi ASA, the supply of upstream specialist services and maritime transport, the purchase of crude oil, condensates and gas and the realized part of the forward contracts for the purchase of gas;

●	a guarantee issued in relation to Eni BTC Ltd for the construction of an oil pipeline;

●	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

●	sale of fuel, sale and purchase of gas, purchase of LNG, acquisition of power distribution services and derivative financial instruments with Enel Group;

●	acquisition of natural gas transportation, distribution and storage services from Snam Group and Italgas Group on the basis of the tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and with Snam Group the receivable for divestment relating to the sale of the 49.9% share capital of SeaCorridor Srl and the purchase and sale of natural gas for granting the system balancing on the basis of prices referred to the quotations of the main energy commodities;

●	acquisition of electricity transmission services and sale and purchase of electricity for granting the system balancing based on prices referred to the quotations of the main energy commodities with Terna Group;

●	sale and purchase of electricity, gas, environmental certificates, derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/12; the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector;

●	the sale of jet fuel to ITA Airways - Italia Trasporto Aereo SpA.

Transactions with other related parties concerned:

●	provisions to pension funds managed by Eni of €11 million;

●	contributions and service provisions to Eni Enrico Mattei Foundation for €3 million.

FINANCING TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(€ million)
	June 30, 2024			First Half 2024
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance income	Finance Expense	Gain on disposals
Joint ventures and associates
Coral FLNG SA	477			1	6
Coral South FLNG DMCC			1,496
Saipem Group		53			3
Mozambique Rovuma Venture SpA	1,523	155		65	4
Other (*)	53	58	1	18	23
	2,053	266	1,497	84	36
Unconsolidated entities controlled by Eni
Other	7	43			1
	7	43			1
Entities controlled by the Government
Cassa Depositi e Prestiti Group		56			1
Other	6	2		1	1	(12)
	6	58		1	2	(12)
	2,066	367	1,497	85	39	(12)

(*) Each individual amount included herein was lower than €50 million.

94	INTERIM CONSOLIDATED REPORT 2024

(€ million)
	December 31, 2023			First Half 2023
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance income	Finance Expense	Gain on disposals
Joint ventures and associates
Coral FLNG SA	453				2
Coral South FLNG DMCC			1,448
Saipem Group		56			3
Mozambique Rovuma Venture SpA	1,339	170		49	1
Other	49	13	1	20	8	1
	1,841	239	1,449	69	14	1
Unconsolidated entities controlled by Eni
Other	7	38
	7	38
Entities controlled by the Government
Cassa Depositi e Prestiti Group		56			1
Snam Group						408
Other	14	2			2	1
	14	58			3	409
	1,862	335	1,449	69	17	410

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

●	the financing loan granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in Area 4 offshore Mozambique;

●	a bank debt guarantee issued on behalf of Coral South FLNG DMCC as part of the project financing of the Coral FLNG development project;

●	the loan granted to Mozambique Rovuma Venture SpA for the development of offshore gas reserves in Mozambique;

●	liabilities for leased assets with Saipem Group related to long-term contracts for the use of drilling rigs.

The most significant transactions with entities controlled by the Italian Government concerned:

●	finance debt for the realization of charging infrastructures for electric vehicles with Cassa e Depositi e Prestiti Group.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet accounts consisted of the following:

	June 30, 2024			December 31, 2023
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash and cash equivalent	10,180	5	0.05	10,193	3	0.03
Other current financial assets	623	60	9.63	896	19	2.12
Trade and other receivables	15,607	1,218	7.80	16,551	1,363	8.24
Other current assets	4,668	12	0.26	5,637	32	0.57
Other non-current financial assets	2,622	2,001	76.32	2,301	1,840	79.97
Other non-current assets	3,984	165	4.14	3,393	168	4.95
Short-term debt	4,733	257	5.43	4,092	222	5.43
Current portion of long-term debt	3,621	9	0.25	2,921	21	0.72
Current portion of non-current lease liabilities	1,132	22	1.94	1,128	21	1.86
Trade and other payables	19,339	3,880	20.06	20,654	4,245	20.55
Other current liabilities	5,489	54	0.98	5,579	62	1.11
Long-term debt	23,392	79	0.34	21,716	65	0.30
Non-current lease liabilities	4,209			4,208	6	0.14
Other non-current liabilities	4,397	512	11.64	4,096	511	12.48

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	95

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	First Half, 2024			First Half, 2023
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	44,651	1,412	3.16	46,776	2,283	4.88
Other income and revenues	1,575	100	6.35	414	73	17.63
Purchases, services and other	(34,448)	(8,444)	24.51	(37,107)	(7,349)	19.80
Net (impairments) reversals of trade and other receivables	(76)			(60)	(2)	3.33
Payroll and related costs	(1,661)	5	..	(1,540)	(3)	0.19
Other operating income (expense)	(298)	110	..	41	(15)	..
Finance income	2,830	85	3.00	3,196	69	2.16
Finance expense	(3,435)	(39)	1.14	(3,552)	(17)	0.48
Other income (expense) from investments	253	(12)	..	915	410	44.81

Main cash flows with related parties are provided below:

(€ million)	First Half 2024	First Half 2023
Revenues and other income	1,512	2,356
Costs and other expenses	(7,482)	(6,146)
Other operating income (loss)	110	(15)
Net change in trade and other receivables and payables	(215)	332
Net interests	55	52
Net cash provided from operating activities	(6,020)	(3,421)
Capital expenditure in tangible and intangible assets	(957)	(1,206)
Divestments		440
Net change in accounts payable and receivable in relation to investments	(48)	17
Change in financial receivables	(150)	(143)
Net cash used in investing activities	(1,155)	(892)
Change in financial and lease liabilities	1	(205)
Net cash used in financing activities	1	(205)
Change in cash and cash equivalents	2	(6)
Total financial flows to related parties	(7,174)	(4,518)

The impact of cash flows with related parties consisted of the following:

	First Half, 2024			First Half, 2023
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	6,475	(6,020)	..	7,425	(3,421)	..
Net cash used in investing activities	(5,705)	(1,155)	20.25	(5,032)	(892)	17.73
Net cash used in financing activities	(800)	1	..	(1,142)	(205)	17.95

96	INTERIM CONSOLIDATED REPORT 2024

33 Significant non-recurring events and operations

In the first half of 2024 and 2023, Eni did not report any non-recurring events and operations.

34 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2024 and 2023, no transactions deriving from atypical and/or unusual operations were reported.

35 Subsequent events

On July 23, 2024, Eni signed a temporary exclusivity agreement with KKR, a leading global investment firm, aimed at progressing the due diligence phase and completing the drafting of the documents related to the sale of a 20% to 25% stake in Enilive, based on a valuation of the company between €11.5 billion and €12.5 billion.

On July 24, 2024, Eni received formal consent by the relevant local and regulatory Nigerian authorities to proceed to the completion of the transaction for the sale of its onshore assets in Nigeria.

97

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Francesco Esposito, in their quality as Chief Executive Officer and Officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2024 and during the period covered by the report, were:

●	adequate to the Company structure, and

●	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2024 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	Condensed consolidated interim financial statements as of June 30, 2024:

a) have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b) correspond to the accounting books and entries;

c) fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.

3.2 The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2024 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction.

July 25, 2024

/s/ Claudio Descalzi	/s/ Francesco Esposito
Claudio Descalzi	Francesco Esposito
Chief Executive Officer	Officer responsible for the
preparation of financial reports

98	Report of Independent Auditors

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Eni SpA

30 June 2024

99

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2024, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and related explanatory notes. The Directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Accounting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2024 are not prepared, in all material respects, in accordance with the International Accounting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 2 August 2024

PricewaterhouseCoopers SpA

Massimo Rota

(Partner)

This report has been translated into English solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

3	ANNEX TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Investments owned by Eni as of June 30, 2024	102
	Changes in the scope of consolidation for the first half 2024	149

102	INTERIM CONSOLIDATED REPORT 2024

ANNEX TO THE NOTES ON CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024

Investments owned by Eni SpA as of June 30, 2024

In accordance with the provisions of articles 38 and 39 of the Legislative Decree No. 127/1991 and Consob communication No. DEM/6064293 of July 28, 2006, the list of subsidiaries, joint arrangements and associates and significant investments owned by Eni SpA as of June 30, 2024, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically.

For each company are indicated: company name, registered head office, operating office, share capital, shareholders, and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2024, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments (a)
	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total
Fully consolidated subsidiaries	107	314	421
Consolidated joint operations				4	7	11

Investments owned by consolidated companies (b)
Equity-accounted investments	9	41	50	30	73	103
Investments at cost net of impairment losses	5	5	10	2	24	26
Investments at fair value							4	22	26
	14	46	60	32	97	129	4	22	26
Investments owned by unconsolidated companies
Owned by controlled companies	2	1	3		3	3
Owned by joint arrangements				1	8	9
	2	1	3	1	11	12
Total	123	361	484	37	115	152	4	22	26

(a) Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.

(b) Investments in subsidiaries accounted for using the equity method and at cost net of impairment losses relate to non-significant companies.

SUBSIDIARIES RESIDENT IN STATES OR TERRITORY WITH A PRIVILEGED TAX REGIME

Legislative Decree of December 17, 2023 no. 209, containing the rules for implementing the tax reform on international taxation, amended the regulations referred to in art. 167 of the Presidential Decree n. 917 of December 22, 1986.

The provisions regarding foreign subsidiaries (so-called CFC), apply if the non-resident controlled entities jointly integrate the following conditions: a) they are subject to effective taxation of less than 15 percent (equal to the ratio between the sum of current taxes payable and the deferred tax asset and liabilities recorded in their financial statements and the pre-tax profit for the year resulting from the aforementioned financial statements), and to an effective taxation lower than half of that to which they would have been subject if resident in Italy; b) over a third of the incomes fall into one or more of the following categories: interests, royalties, dividends, financial leasing income, income from insurance and banking activities, income and sale of intragroup assets with low or zero economic value added.

As of June 30, 2024, Eni controls 3 companies that benefit from a privileged tax regime. These 3 companies are subject to taxation in Italy because they are included in Eni's tax return.

No subsidiary that benefits from a privileged tax regime has issued financial instruments. All the financial statements for 2024 will be subject to external audit.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	103

PARENT COMPANY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	28.50
					Ministero dell’Economia e delle Finanze	2.00
					Eni SpA	3.14
					Other shareholders	66.36

SUBSIDIARIES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Energia Italia Srl	San Donato	Italy	EUR	50,000	Eni Natural Energies SpA	100.00		Co.
	Milanese (MI)
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.

Eni Mozambico SpA	San Donato	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Natural Energies Mozambico Srl	San Donato	Mozambique	EUR	100,000	Eni Natural Energies SpA	100.00		Eq.
	Milanese (MI)
Eni Natural Energies SpA	San Donato	Italy	EUR	100,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Timor Leste SpA	San Donato	East Timor	EUR	4,386,849	Eni SpA	100.00		Eq.
	Milanese (MI)
Eni West Africa SpA	San Donato	Italy	EUR	1,000,000	Eni SpA	100.00		Eq.
	Milanese (MI)
Floaters SpA	San Donato	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Ieoc SpA	San Donato	Italy	EUR	1,518,000	Eni SpA	100.00		Eq.
	Milanese (MI)
Società Petrolifera Italiana SpA	San Donato	Italy	EUR	3,652,000	Eni SpA	99.96	99.96	F.C.
	Milanese (MI)				Third parties	0.04

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

104	INTERIM CONSOLIDATED REPORT 2024

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
Resources (Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Bacton CCS Ltd	London	United Kingdom	GBP	46,310,000	Eni CCUS H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
Burren Energy (Bermuda) Ltd	Hamilton	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
	(Bermuda)
Burren Energy (Egypt) Ltd	London	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Burren Energy Congo Ltd (1)	Road Town	Republic	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
	(British Virgin	of the Congo
	Islands)
Burren Energy India Ltd	London	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
	(United Kingdom)
Burren Energy Plc	London	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Abu Dhabi BV (2)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni Albania BV	Amsterdam	Albania	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Exploration BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Ltd Sàrl	Luxembourg	Algeria	USD	20,000	Eni Oil Holdings BV	100.00		Eq.
	(Luxembourg)
Eni Algeria Production BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ambalat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni America Ltd	Dover	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
	(USA)
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	31,997,266	Eni International BV	95.00	100.00	F.C.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Australia BV	Amsterdam	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Australia Ltd	London	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Bahrain BV	Amsterdam	Bahrain	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(1) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Congo and the tax rate is not lower than 50% of that current in Italy.

(2) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in the United Arab Emirates and the nominal tax rate is not lower than 50% of that current in Italy.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	105

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni BB Petroleum Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni BTC Ltd	London	United Kingdom	GBP	1	Eni International BV	100.00		Eq.
	(United Kingdom)
Eni Bukat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Canada Holding Ltd	Calgary	Canada	USD	3,938,200,001	Eni International BV	100.00	100.00	F.C.
	(Canada)
Eni CBM Ltd	London	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni CCUS Holding Ltd	London	United Kingdom	GBP	167,020,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni China BV	Amsterdam	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Congo SAU	Pointe-Noire	Republic	USD	500,000	Eni E&P Holding BV	100.00	100.00	F.C.
	(Republic	of the Congo
	of the Congo)
Eni Côte d'Ivoire Ltd	London	Ivory Coast	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Cyprus Ltd	Nicosia	Cyprus	EUR	2,012	Eni International BV	100.00	100.00	F.C.
	(Cyprus)
Eni do Brasil Investimentos em	Rio de Janeiro	Brazil	BRL	1,596,052,720	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo Ltda	(Brazil)				Eni Oil Holdings BV	(..)
Eni East Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni East Med BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni East Sepinggan Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Elgin/Franklin Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Alam El Shawish BV	The Hague	Egypt	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Arguni I BV	The Hague	Indonesia	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Ashrafi BV	The Hague	Egypt	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Australia Pty Ltd	Perth	Australia	USD	540,000,001	Eni En. Holding NL BV	100.00	100.00	F.C.
	(Australia)
Eni Energy Bonaparte Pty Ltd	Perth	Australia	AUD	1	Eni En. Australia Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni Energy Bondco Ltd	London	United Kingdom	GBP	50,000	Eni En. Group Midco Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Capital Ltd	London	United Kingdom	USD	2	Eni Energy Finance Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy E&P Holding Netherlands BV	The Hague	Netherlands	EUR	18,200	Eni En. Holding NL BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

106	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Energy E&P UKCS Ltd	London	United Kingdom	GBP	642,744,772	Eni Energy E&P UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy E&P UK Ltd	London	United Kingdom	GBP	635,704,000	Eni Energy Group H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy East Ganal BV	The Hague	Indonesia	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy East Sepinggan BV	The Hague	Indonesia	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Egypt BV	The Hague	Egypt	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Exploration BV	The Hague	Netherlands	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Facilities Netherlands BV	The Hague	Netherlands	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Finance Ltd	London	United Kingdom	USD	3	Eni Energy Group H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy France SAS	Neuilly-Sur-Seine	France	EUR	137,740	Eni En. International SAS	100.00	100.00	F.C.
	(France)
Eni Energy Germany BV	The Hague	Germany	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Group Holdings Ltd	London	United Kingdom	USD	677,175,201	Eni En. Group Midco Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Group Ltd	London	United Kingdom	USD	26,484.76	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Group Midco Ltd	London	United Kingdom	USD	1,977,175,201	Eni Energy Group Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Group Resourcing Ltd	London	United Kingdom	GBP	100	Eni Energy Group H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Holding Netherlands BV	The Hague	Netherlands	EUR	764,342,437.50	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Hydrogen BV	The Hague	Netherlands	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Hydrogen Ltd	London	United Kingdom	GBP	1	Eni Energy Group H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy International SAS	Neuilly-Sur-Seine	France	EUR	5,000,000	Eni Energy Group H. Ltd	100.00	100.00	F.C.
	(France)
Eni Energy Jakarta BV	The Hague	Indonesia	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Muara Bakau BV	The Hague	Indonesia	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Netherlands Administration BV	The Hague	Netherlands	EUR	1	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Netherlands BV	The Hague	Netherlands	EUR	113,500	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy North Ganal BV	The Hague	Indonesia	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy North West El Amal BV	The Hague	Egypt	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	107

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Energy Participation Netherlands BV	The Hague (Netherlands)	Netherlands	EUR	36,320	Eni Energy NL BV	100.00	100.00	F.C.

Eni Energy Russia BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy Touat Holding BV	The Hague	Algeria	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Energy West Ganal BV	The Hague	Indonesia	EUR	18,000	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni Exploration & Production	Amsterdam	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Holding BV	(Netherlands)
Eni Ganal Deepwater Ltd (3)	Hamilton	Indonesia	USD	12,700	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Eni Ganal Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Gas & Power LNG Australia BV	Amsterdam	Australia	EUR	1,013,439	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ghana Exploration and	Accra	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Production Ltd	(Ghana)
Eni GoM Llc	Dover	USA	USD	5,000	Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni Hewett Ltd	Aberdeen	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Hydrocarbons Venezuela Ltd	London	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni In Amenas Ltd	Aberdeen	Algeria	USD	1	Eni Algeria Expl.BV	100.00	100.00	F.C.
	(United Kingdom)
Eni In Salah Ltd (4)	Nassau	Algeria	USD	1,002	Eni IS Exploration Ltd	60.48	100.00	F.C.
	(Bahamas)				Eni Algeria Expl.BV	39.52
Eni India Ltd	London	India	GBP	1	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni Indonesia Ltd	London	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Indonesia Ots 1 Ltd (5)	George Town	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
	(Cayman Islands)
Eni International NA NV Sàrl	Luxembourg	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Investments Plc	London	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Iran BV	Amsterdam	Iran	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Iraq BV	Amsterdam	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(3) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

(4) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Algeria and the nominal tax rate is not lower than 50% of that current in Italy.

(5) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is fiscally resident in the United Kingdom and operates with a permanent establishment in Indonesia with a tax rate not lower than 50% of that current in Italy.

108	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni IS Exploration Ltd	London	United Kingdom	GBP	1	Eni Algeria Expl.BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Isatay BV	Amsterdam	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni JPDA 03-13 Ltd	London	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni JPDA 06-105 Pty Ltd	Perth	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
	(Australia)
Eni JPDA 11-106 BV	Amsterdam	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Kenya BV	Amsterdam	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Krueng Mane Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Lasmo Plc	London	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Liverpool Bay Operating Co Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
	(United Kingdom)
Eni LNS Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Makassar Ltd (6)	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Eni Marketing Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Maroc BV	Amsterdam	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni México S. de RL de CV	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
	(Mexico)				Eni Oil Holdings BV	0.10
Eni Middle East Ltd (7)	London	United Arab	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)	Emirates
Eni Montenegro BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00		Eq.
(in liquidation)	(Netherlands)	Montenegro
Eni Mozambique LNG Holding BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Muara Bakau BV	Amsterdam	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Myanmar BV	Amsterdam	Myanmar	EUR	20,000	Eni International BV	100.00		Eq.
(in liquidation)	(Netherlands)
Eni Natural Energies Côte d'Ivoire SA	Abidjan (Ivory Coast)	Ivory Coast	XOF	10,000,000	Eni Natural Energies SpA	100.00		Eq.

Eni Netherlands CCUS BV	The Hague	Netherlands	EUR	100	Eni En. E&P Hold. NL BV	100.00	100.00	F.C.
	(Netherlands)
Eni New Energy Egypt SAE	Cairo	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
	(Egypt)				Ieoc Exploration BV	0.01
					Ieoc Production BV	0.01

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(6) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

(7) Company for which the conditions of  art. 167, paragraph 4 of the D.P.R. of December 22,1986, n. 917 are not verified; the company operates with a permanent establishment in the United Arab Emirates and carries out an effective economic activity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	109

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni North Africa BV	Amsterdam	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil & Gas Inc	Dover	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
	(USA)
Eni Oil Algeria Ltd	London	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil Holdings BV	Amsterdam	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
	(Netherlands)
Eni Oman BV	Amsterdam	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Peri Mahakam Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Petroleum Co Inc	Dover	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
	(USA)				Eni International BV	36.14
Eni Petroleum US Llc	Dover	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
	(USA)
Eni Qatar BV	Amsterdam	Qatar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni RAK BV (8)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni Rapak Deepwater Ltd (9)	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Eni Rapak Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000	Eni International BV	99.99		Eq.
	(Democratic	Republic			Eni Oil Holdings BV	(..)
	Republic	of the Congo
	of the Congo)
Eni Rovuma Basin BV	Amsterdam	Mozambique	EUR	20,000	Eni Mozamb. LNG H. BV	100.00	100.00	F.C.
	(Netherlands)
Eni Sharjah BV (8)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni South Africa BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)	South Africa
Eni South China Sea Ltd Sàrl	Luxembourg	China	USD	20,000	Eni International BV	100.00		Eq.
	(Luxembourg)
Eni Tellus CCS Ltd	London	United Kingdom	GBP	1	Eni Energy Group H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Timor 22-23 BV	Amsterdam	East Timor	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni TNS Ltd	Aberdeen	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(8) Company for which the conditions of  art. 167, paragraph 4 of the D.P.R. of December 22,1986, n. 917 are not verified; the company operates with a permanent establishment in the United Arab Emirates and carries out an effective economic activity.

(9) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917; the company operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

110	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Tunisia BV	Amsterdam	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Turkmenistan Ltd (10)	Hamilton	Turkmenistan	USD	20,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni UHL Ltd	London	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni UK Holding Plc	London	United Kingdom	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni UK Ltd	London	United Kingdom	GBP	50,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni UKCS Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Ukraine Holdings BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Ukraine LLC	Kiev	Ukraine	UAH	98,419,627.51	Eni Ukraine Hold. BV	99.99
(in liquidation)	(Ukraine)				Eni International BV	0.01
Eni ULT Ltd	London	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni ULX Ltd	London	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni US Operating Co Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni USA Gas Marketing Llc	Dover	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni USA Inc	Dover	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
	(USA)
Eni Venezuela BV	Amsterdam	Venezuela	EUR	20,000	Eni Venezuela E&P H.	100.00	100.00	F.C.
	(Netherlands)
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,443,200	Eni International BV	99.99	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni West Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni West Timor Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Yemen Ltd	London	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Export LNG Ltd (11)	Hong Kong	Republic	USD	322,325,000	Eni SpA	100.00	100.00	F.C.
	(Hong Kong)	of the Congo
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums	Calgary	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Partner Co ULC	(Canada)
Ieoc Exploration BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(10) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917; the company operates with permanent establishment in Turkmenistan and the nominal tax rate is not lower than 50% of that current in Italy.

(11) Company for which the conditions of  art. 167, paragraph 4 of the D.P.R. of December 22,1986, n. 917 are not verified.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	111

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ieoc Production BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Lasmo Sanga Sanga Ltd (12)	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Liverpool Bay CCS Ltd	London	United Kingdom	GBP	117,310,000	Eni CCUS H. Ltd	100.00	100.00	F.C.
	(United Kingdom)
LLC "Eni Energhia"	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90		Eq.
	(Russia)				Eni Oil Holdings BV	0.10
Mizamtec Operating	Mexico City	Mexico	MXN	3,000	Eni US Op. Co Inc	99.90		Eq.
Company S. de RL de CV	(Mexico)				Eni Petroleum Co Inc	0.10
Neptune Energy Brasil Participacoes Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	60,000,000	Eni En. Holding NL BV Eni En. E&P Hold. NL BV	99.00 1.00	100.00	F.C.

Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Agip En Nat Res. Ltd	0.99
					Nigerian Agip E. Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
Production North Sea Netherlands Ltd	Wilmington	Netherlands	USD	1,000	Eni Energy NL BV	100.00	100.00	F.C.
	(USA)
Zetah Congo Ltd (13)	Nassau	Republic	USD	300	Eni Congo SAU	66.67		Co.
	(Bahamas)	of the Congo			Burren En. Congo Ltd	33.33
Zetah Kouilou Ltd (13)	Nassau	Republic	USD	2,000	Eni Congo SAU	54.50		Co.
	(Bahamas)	of the Congo			Burren En. Congo Ltd	37.00
					Soci Terzi	8.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(12) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917; the company is fiscally resident in the United Kingdom and operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

(13) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

112	INTERIM CONSOLIDATED REPORT 2024

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Gas Transport Services Srl	San Donato	Italy	EUR	120,000	Eni SpA	100.00		Co.
	Milanese (MI)
Eni Global Energy Markets SpA	Rome	Italy	EUR	41,233,720	Eni SpA	100.00	100.00	F.C.

LNG Shipping SpA	San Donato	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni España Comercializadora	Madrid	Spain	EUR	2,340,240	Eni SpA	100.00	100.00	F.C.
de Gas SAU	(Spain)
Eni G&P Trading BV	Amsterdam	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gas Liquefaction BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	113

REFINING, CHEMICALS AND POWER

Refining

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Trade & Biofuels SpA	Rome	Italy	EUR	22,568,759	Eni SpA	100.00	100.00	F.C.

Petroven Srl	Genova	Italy	EUR	918,520	Eni SpA	100.00	100.00	F.C.

SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Abu Dhabi Refining & Trading BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Abu Dhabi Refining & Trading	Amsterdam	United Arab	EUR	20,000	Eni Abu Dhabi R&T BV	100.00		Eq.
Services BV (14)	(Netherlands)	Emirates
Eni Trading & Shipping Inc	Dover	USA	USD	1,000,000	ET&B SpA	100.00	100.00	F.C.
	(USA)
Eni Transporte y Suministro	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
México S. de RL de CV	(Mexico)				Eni Oil Holdings BV	0.10
Eni USA R&M Co Inc	Wilmington	USA	USD	11,000,000	Eni International BV	100.00		Eq.
	(USA)
Oléoduc du Rhône SA	Bovernier	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
	(Switzerland)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(14) Company for which the conditions of  art. 167, paragraph 4 of the D.P.R. of December 22,1986, n. 917 are not verified; the company operates with a permanent establishment in the United Arab Emirates and carries out an effective economic activity.

114	INTERIM CONSOLIDATED REPORT 2024

Chemicals

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato	Italy	EUR	200,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Finproject SpA	Morrovalle	Italy	EUR	18,500,000	Versalis SpA	100.00	100.00	F.C.
	(MC)
Mater-Agro Srl	Novara	Italy	EUR	50,000	Novamont SpA	85.00		Eq.
					Third parties	15.00
Mater-Biotech SpA	Novara	Italy	EUR	120,000	Novamont SpA	100.00	100.00	F.C.

Matrìca SpA	Porto Torres (SS)	Italy	EUR	37,500,000	Novamont SpA	50.00	100.00	F.C.
					Versalis SpA	50.00
Novamont SpA	Novara	Italy	EUR	20,000,000	Versalis SpA	100.00	100.00	F.C.

Tecnocompounds Valtenna Srl	Fermo	Italy	EUR	51,640	Tecnofilm SpA	100.00

Tecnofilm SpA	Sant’Elpidio	Italy	EUR	7,315,000	Versalis SpA	100.00		Eq.
	a Mare (FM)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Asian Compounds Ltd (15)	Hong Kong	Hong Kong	HKD	1,000	Finproject Asia Ltd	100.00	100.00	F.C.
	(Hong Kong)
BBI Sverige AB	Torsby	Sweden	SEK	100,000	BioBag International	100.00		Eq.
	(Sweden)
BioBag Americas Inc	Dunedin	USA	USD	476	BioBag International	100.00	100.00	F.C.
	(USA)
BioBag Finland OY	Vantaa	Finland	EUR	203,784	BioBag International	100.00		Eq.
	(Finland)
BioBag Inc	Toronto	Canada	CAD	100	BioBag International	100.00		Eq.
	(Canada)
BioBag International AS	Indre Østfold	Norway	NOK	3,565,000	Novamont SpA	100.00	100.00	F.C.
	(Norway)
BioBag Norge AS	Indre Østfold	Norway	NOK	200,000	BioBag International	100.00		Eq.
	(Norway)
BioBag Plastics Ltd	Delgany	Ireland	EUR	1,000	BioBag International	100.00		Eq.
	(Ireland)
BioBag Polska Sp zoo	Wroclaw	Poland	PLN	106,100	BioBag International	100.00		Eq.
	(Poland)
BioBag UK Ltd	Belfast	United Kingdom	GBP	1,000	BioBag International	100.00		Eq.
	(United Kingdom)
BioBag Zenzo A/S	Hillerød	Denmark	DKK	400,000	BioBag International	100.00		Eq.
	(Denmark)
Dagöplast AS	Hiiumaa	Estonia	EUR	76,800	BioBag International	100.00	100.00	F.C.
	(Estonia)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(15) Company for which the conditions of art. 167, paragraph 4 of the D.P.R. of December 22,1986, n. 917 are not verified.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	115

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Dunastyr Polisztirolgyártó Zártkörûen	Budapest	Hungary	HUF	5,219,443,200	Versalis SpA	96.34	100.00	F.C.
Mûködõ Részvénytársaság	(Hungary)				Versalis Deutsch. GmbH	1.83
					Versalis International SA	1.83
Finproject Asia Ltd (16)	Hong Kong	Hong Kong	USD	1,000	Finproject SpA	100.00	100.00	F.C.
	(Hong Kong)
Finproject Brasil Industria	Franca	Brazil	BRL	1,000,000	Finproject SpA	100.00		Eq.
De Solados Eireli	(Brazil)
Finproject Guangzhou Trading Co Ltd	Guangzhou	China	USD	180,000	Finproject SpA	100.00	100.00	F.C.
	(China)
Finproject India Pvt Ltd	Jaipur	India	INR	121,767,880	Versalis Singapore P. Ltd	99.99	100.00	F.C.
	(India)				Finproject SpA	(..)
Finproject Romania Srl	Valea Lui Mihai	Romania	RON	7,523,030	Finproject SpA	100.00	100.00	F.C.
	(Romania)
Finproject Viet Nam Company Limited	Hai Phong	Vietnam	VND	19,623,250,000	Finproject Asia Ltd	100.00		Eq.
	(Vietnam)
Foam Creations (2008) Inc	Quebec City	Canada	CAD	1,215,000	Finproject SpA	100.00	100.00	F.C.
	(Canada)
Foam Creations México SA de CV	León	Mexico	MXN	35,956,433	Foam Creations (2008)	53.23	100.00	F.C.
	(Mexico)				Finproject SpA	46.77
Novamont France SAS	Paris	France	EUR	40,000	Novamont SpA	100.00	100.00	F.C.
	(France)
Novamont GmbH	Eschborn	Germany	EUR	25,564	Novamont SpA	100.00		Eq.
	(Germany)
Novamont Iberia SLU	Cornellà	Spain	EUR	50,000	Novamont SpA	100.00	100.00	F.C.
	de Llobregat
	(Spain)
Novamont North America Inc	Shelton	USA	USD	50,000	Novamont SpA	100.00	100.00	F.C.
	(USA)
Padanaplast America Llc	Wilmington	USA	USD	70,000	Finproject SpA	100.00		Eq.
	(USA)
Padanaplast Deutschland GmbH	Hannover	Germany	EUR	25,000	Finproject SpA	100.00		Eq.
	(Germany)
Versalis Americas Inc	Dover	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
	(USA)
Versalis Congo Sarlu	Pointe-Noire	Republic	XAF	1,000,000	Versalis International SA	100.00	100.00	F.C.
	(Republic	of the Congo
	of the Congo)
Versalis Deutschland GmbH	Eschborn	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
	(Germany)
Versalis France SAS	Mardyck	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
	(France)
Versalis International Côte d’Ivoire Sarlu	Abidjan	Ivory Coast	XOF	270,000,000	Versalis International SA	100.00	100.00	F.C.
	(Ivory Coast)
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutsch. GmbH	23.71
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul	Turkey	TRY	20,000	Versalis International SA	100.00	100.00	F.C.
	(Turkey)
Versalis México S. de RL de CV	Mexico City	Mexico	MXN	45,001,000	Versalis International SA	99.99	100.00	F.C.
	(Mexico)				Versalis SpA	(..)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(16) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

116	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99	100.00	F.C.
	(India)				Versalis International SA	(..)
Versalis Pacific Trading	Shanghai	China	CNY	15,237,236	Versalis Singapore P. Ltd	100.00	100.00	F.C.
(Shanghai) Co Ltd	(China)
Versalis Singapore Pte Ltd	Singapore	Singapore	SGD	15,927,500	Versalis SpA	100.00	100.00	F.C.
	(Singapore)
Versalis UK Ltd	London	United Kingdom	GBP	4,023,042	Versalis SpA	100.00	100.00	F.C.
	(United Kingdom)
Versalis Zeal Ltd	Takoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00	80.00	F.C.
	(Ghana)				Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	117

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
EniPower SpA	San Donato	Italy	EUR	200,000,000	Eni SpA	51.00	51.00	F.C.
	Milanese (MI)				Third parties	49.00
EniPower Mantova SpA	San Donato	Italy	EUR	44,000,000	EniPower SpA	86.50	44.12	F.C.
	Milanese (MI)				Third parties	13.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

118	INTERIM CONSOLIDATED REPORT 2024

ENILIVE AND PLENITUDE

Enilive

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Enilive SpA	Rome	Italy	EUR	315,498,184	Eni SpA	100.00	100.00	F.C.
(former Eni Sustainable Mobility SpA)
Bioraffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Enilive SpA	100.00	100.00	F.C.
(former Raffineria di Gela SpA)
EniBioCh4in Alexandria Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Aprilia Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Flaibano Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Grupellum Società	San Donato	Italy	EUR	100,000	EniBioCh4in SpA	98.00	98.00	F.C.
Agricola Srl	Milanese (MI)				Third parties	2.00
EniBioCh4in Jonica Srl	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Momo Società Agricola Srl	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Pannellia	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
BioGas Srl Società Agricola	Milanese (MI)
EniBioCh4in Po Energia Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Quadruvium Srl	San Donato	Italy	EUR	100,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Service BioGas Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in SpA	San Donato	Italy	EUR	2,500,000	Enilive SpA	100.00	100.00	F.C.
	Milanese (MI)
Enimoov SpA	Rome	Italy	EUR	59,944,310	Enilive SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Aten Oil Activos SLU	Madrid	Spain	EUR	303,000	Aten Oil SLU	100.00	100.00	F.C.
	(Spain)
Aten Oil Operaciones SLU	Madrid	Spain	EUR	703,000	Aten Oil SLU	100.00	100.00	F.C.
	(Spain)
Aten Oil Setor Activos SLU	Madrid	Spain	EUR	10,293,060	Aten Oil Setor SLU	100.00	100.00	F.C.
	(Spain)
Aten Oil Setor Operaciones SLU	Madrid	Spain	EUR	57,198,511	Aten Oil Setor SLU	100.00	100.00	F.C.
	(Spain)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	119

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Aten Oil Setor SLU	Madrid	Spain	EUR	3,000	Enilive Iberia SLU	100.00	100.00	F.C.
	(Spain)
Aten Oil SLU	Madrid	Spain	EUR	3,000	Enilive Iberia SLU	100.00	100.00	F.C.
	(Spain)
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni Energy (Shanghai) Co Ltd	Shanghai	China	EUR	5,000,000	Enilive SpA	100.00	100.00	F.C.
	(China)
Enilive Austria GmbH	Wien	Austria	EUR	78,500,000	Enilive SpA	75.00	100.00	F.C.
(former Eni Austria GmbH)	(Austria)				Enilive Deutsch. GmbH	25.00
Enilive Benelux BV	Rotterdam	Netherlands	EUR	1,934,040	Enilive SpA	100.00	100.00	F.C.
(former Eni Benelux BV)	(Netherlands)
Enilive Deutschland GmbH	Munich	Germany	EUR	90,000,000	Enilive SpA	89.00	100.00	F.C.
(former Eni Deutschland GmbH)	(Germany)				Eni International BV	11.00
Enilive France Sàrl	Lyon	France	EUR	56,800,000	Enilive SpA	100.00	100.00	F.C.
(former Eni France Sàrl)	(France)
Enilive Iberia SLU	Alcobendas	Spain	EUR	17,299,100	Enilive SpA	100.00	100.00	F.C.
(former Eni Iberia SLU)	(Spain)
Enilive Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Enimoov Austria GmbH	99.99	100.00	F.C.
(former Eni Marketing Austria GmbH)	(Austria)				Enilive SpA	(..)
Enilive Schmiertechnik GmbH	Wurzburg	Germany	EUR	2,000,000	Enilive Deutsch. GmbH	100.00	100.00	F.C.
(former Eni Schmiertechnik GmbH)	(Germany)
Enilive Suisse SA	Lausanne	Switzerland	CHF	102,500,000	Enilive SpA	100.00	100.00	F.C.
(former Eni Suisse SA)	(Switzerland)
Enilive US Inc	Dover	USA	USD	1,000	Enilive SpA	100.00	100.00	F.C.
(former Eni Sustainable Mobility US Inc)	(USA)
Enimoov Austria GmbH	Wien	Austria	EUR	34,156,232.06	Enilive Austria GmbH	100.00	100.00	F.C.
(former Eni Mineralölhandel GmbH)	(Austria)
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Co.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Tasonis DirectorShip SLU	Madrid	Spain	EUR	3,000	Enilive Iberia SLU	100.00	100.00	F.C.
	(Spain)
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Co.
	(Ecuador)				Esain SA	(..)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

120	INTERIM CONSOLIDATED REPORT 2024

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude SpA Società Benefit	Milan	Italy	EUR	833,135,092	Eni SpA	92.42		92.42	F.C.
					Third parties	7.58
Agrikroton Srl - Società Agricola	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00		92.42	F.C.
	(FC)
Alirsila Srl	Milan	Italy	EUR	10,000	Eni New Energy SpA	100.00			Eq.

Be Charge Srl	Milan	Italy	EUR	500,000	Be Power SpA	100.00		92.42	F.C.

Be Charge Valle d’Aosta Srl	Milan	Italy	EUR	10,000	Be Charge Srl	100.00		92.42	F.C.

Be Power SpA	Milan	Italy	EUR	698,251	Eni Plenitude SpA SB	99.19	(a)	92.42	F.C.
					Third parties	0.81
Borgia Wind Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00		92.42	F.C.
	(FC)
Corridonia Energia Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Dynamica Srl	Cesena	Italy	EUR	50,000	Eni Plen. Wind 2022 SpA	100.00		92.42	F.C.
	(FC)
Ecoener Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		92.42	F.C.
	(FC)
Elettro Sannio Wind 2 Srl	Cesena	Italy	EUR	1,225,000	Eni Plen. Wind 2022 SpA	100.00		92.42	F.C.
	(FC)
Enerkall Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		92.42	F.C.
	(FC)
Eni New Energy SpA	San Donato	Italy	EUR	9,296,000	Eni Plenitude SpA SB	100.00		92.42	F.C.
	Milanese (MI)
Eni Plenitude Miniwind Srl	Cesena	Italy	EUR	50,000	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Eni Plenitude Società Agricola Bio Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Eni Plenitude Solar & Miniwind Italia Srl	Cesena	Italy	EUR	25,000	Eni New Energy SpA	100.00		92.42	F.C.
	(FC)
Eni Plenitude Solar Abruzzo Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Eni Plenitude Solar III Srl	Cesena	Italy	EUR	500	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Eni Plenitude Solar II Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Eni Plenitude Solar Srl	Cesena	Italy	EUR	120,000	Eni Plen. S&M Italia Srl	100.00		92.42	F.C.
	(FC)
Eni Plenitude Storage Italy Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		92.42	F.C.
(former Ruggiero Wind Srl)	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Controlling interest:	Eni Plenitude SpA SB	100.00

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	121

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude Technical Services Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Eni Plenitude Wind & Energy Srl	Cesena	Italy	EUR	3,865,474	Eni New Energy SpA	100.00	92.42	F.C.
	(FC)
Eni Plenitude Wind 2020 Srl	Cesena	Italy	EUR	1,000,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Eni Plenitude Wind 2022 SpA	Cesena	Italy	EUR	1,000,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Eolica Pietramontecorvino Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Eolica Wind Power Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	92.42	F.C.
	(FC)
Eolo Energie - Corleone -	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
Campofiorito Srl	(FC)
Evolvere Venture SpA	Milan	Italy	EUR	50,000	Plen. En. Serv. SpA	100.00	92.42	F.C.

Faren Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar III Srl	100.00	92.42	F.C.
	(FC)
FAS Srl	Cesena	Italy	EUR	119,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Fotovoltaica Pietramontecorvino Srl	Cesena	Italy	EUR	100,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
FV4P Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Gemsa Solar Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
GPC Due Srl	Cesena	Italy	EUR	12,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
GPC Uno Srl	Cesena	Italy	EUR	25,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Green Parity Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Lugo Società Agricola Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	92.42	F.C.
	(FC)
Lugo Solar Tech Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	92.42	F.C.
	(FC)
Marano Solar Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	92.42	F.C.
	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

122	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Marano Solare Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Marcellinara Wind Srl	Cesena	Italy	EUR	35,000	Eni Plen. Wind 2022 SpA	100.00	92.42	F.C.
	(FC)
Micropower Srl	Cesena	Italy	EUR	30,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
	(FC)
Molinetto Srl	Cesena	Italy	EUR	10,000	Faren Srl	100.00	92.42	F.C.
	(FC)
Montefano Energia Srl	Cesena	Italy	EUR	20,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Monte San Giusto Solar Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Olivadi Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
	(FC)
Parco Eolico di Tursi e Colobraro Srl	Cesena	Italy	EUR	31,000	Eni Plen. Wind 2022 SpA	100.00	92.42	F.C.
	(FC)
Pescina Wind Srl	Cesena	Italy	EUR	50,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
	(FC)
Pieve5 Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	92.42	F.C.
	(FC)
Plenitude Energy Services SpA	Milan	Italy	EUR	1,130,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
(former Evolvere SpA Società Benefit)
Pollenza Sole Srl	Cesena	Italy	EUR	32,500	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Ravenna 1 FTV Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
RF-AVIO Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
RF-Cavallerizza Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
SAV - Santa Maria Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	92.42	F.C.
	(FC)
Società Agricola Agricentro Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	92.42	F.C.
	(FC)
Società Agricola Casemurate Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
Società Agricola Forestale	Cesena	Italy	EUR	100,000	Soc. Agr. Agricentro Srl	100.00	92.42	F.C.
Pianura Verde Srl	(FC)
Società Agricola Isola d'Agri Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	92.42	F.C.
	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	123

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Società Agricola L'Albero Azzurro Srl	Cesena	Italy	EUR	100,000	Soc. Agr. Agricentro Srl	100.00	92.42	F.C.
	(FC)
Timpe Muzzunetti 2 Srl	Cesena	Italy	EUR	2,500	Eni Plen. Wind & En. Srl	70.00	64.70	F.C.
	(FC)				Third parties	30.00
Vivaro FTV Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	92.42	F.C.
	(FC)
VRG Wind 127 Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
VRG Wind 149 Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	92.42	F.C.
	(FC)
W-Energy Srl	Cesena	Italy	EUR	93,000	Eni Plen. Wind & En. Srl	100.00	92.42	F.C.
	(FC)
Wind Salandra Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
	(FC)
Windsol Srl	Cesena	Italy	EUR	3,250,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
	(FC)
Wind Turbines Engineering 2 Srl	Cesena	Italy	EUR	5,450,000	Eni Plen. Wind 2020 Srl	100.00	92.42	F.C.
	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

124	INTERIM CONSOLIDATED REPORT 2024

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Adriaplin Podjetje za distribucijo	Ljubljana	Slovenia	EUR	12,956,935	Eni Plenitude SpA SB	51.00	47.14	F.C.
zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Aleria Solar SAS	Bastia	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	92.42	F.C.
	(France)
Almazara Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Alpinia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Anberia Invest SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	92.42	F.C.
	(Spain)
Argon SAS	Argenteuil	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	92.42	F.C.
	(France)
Armadura Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Arm Wind Llp	Astana	Kazakhstan	KZT	19,069,100,000	Eni Energy Solutions BV	100.00	92.42	F.C.
	(Kazakhstan)
Athies-Samoussy Solar PV1 SAS	Argenteuil	France	EUR	68,000	Krypton SAS	100.00	92.42	F.C.
	(France)
Athies-Samoussy Solar PV2 SAS	Argenteuil	France	EUR	40,000	Krypton SAS	100.00	92.42	F.C.
	(France)
Athies-Samoussy Solar PV3 SAS	Argenteuil	France	EUR	36,000	Krypton SAS	100.00	92.42	F.C.
	(France)
Athies-Samoussy Solar PV4 SAS	Argenteuil	France	EUR	14,000	Xenon SAS	100.00	92.42	F.C.
	(France)
Athies-Samoussy Solar PV5 SAS	Argenteuil	France	EUR	14,000	Xenon SAS	100.00	92.42	F.C.
	(France)
Atlante Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Belle Magiocche Solaire SAS	Bastia	France	EUR	10,000	Eni Plen. Op. Fr. SAS	100.00	92.42	F.C.
	(France)
Boceto Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Bonete Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Brazoria Class B Member Llc	Dover	USA	USD	1,000	Eni New Energy US Inc	100.00	92.42	F.C.
	(USA)
Brazoria County Solar Project Llc	Dover	USA	USD	1,000	Brazoria HoldCo Llc	100.00	84.38	F.C.
	(USA)
Brazoria HoldCo Llc	Dover	USA	USD	191,692,165	Brazoria Class B	91.30	84.38	F.C.
	(USA)				Third parties	8.70
BT Kellam Solar Llc	Austin	USA	USD	1,000	Kellam Tax Eq. Partn.	100.00	87.74	F.C.
	(USA)
Camelia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Cattlemen Class A Llc	Dover	USA	USD	1	Eni New Energy US Inc	100.00	92.42	F.C.
	(USA)
Celtis Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Chapitel Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Corazon Energy Class B Llc	Dover	USA	USD	100	Eni New Energy US Inc	100.00	92.42	F.C.
	(USA)
Corazon Energy Llc	Dover	USA	USD	100	Corazon Tax Eq. Part. Llc	100.00	87.50	F.C.
	(USA)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	125

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Corazon Energy Services Llc	Dover	USA	USD	100	Eni New Energy US Inc	100.00		Eq.
	(USA)
Corazon Tax Equity Partnership Llc	Dover	USA	USD	181,301,168	Corazon En. Class B Llc	94.67	87.50	F.C.
	(USA)				Third parties	5.33
Corlinter 5000 SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	92.42	F.C.
	(Spain)
Cornisa Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Desarrollos Empresariales Illas SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Desarrollos Energéticos Riojanos SL	Madrid	Spain	EUR	876,042	Eni Plenitude SpA SB	60.00	92.42	F.C.
	(Spain)				Energías Amb. de Outes	40.00
Ecovent Parc Eolic SAU	Madrid	Spain	EUR	1,037,350	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Ekain Renovables SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	92.42	F.C.
	(Spain)
Energía Eólica Boreas SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Energías Alternativas Eólicas Riojanas SL	Madrid	Spain	EUR	2,008,901.71	Eni Plenitude SpA SB	57.50	92.42	F.C.
	(Spain)				Des. Energéticos Riojanos	42.50
Energías Ambientales de Outes SLU	Madrid	Spain	EUR	643,451.49	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Eni Energy Solutions BV	Amsterdam	Netherlands	EUR	20,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Netherlands)
Eni Gas & Power France SA	Levallois Perret	France	EUR	239,500,800	Eni Plenitude SpA SB	99.99	92.42	F.C.
	(France)				Third parties	(..)
Eni New Energy Australia Pty Ltd	Perth	Australia	AUD	4	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Australia)
Eni New Energy Batchelor Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	92.42	F.C.
	(Australia)
Eni New Energy Katherine Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	92.42	F.C.
	(Australia)
Eni New Energy Manton Dam Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	92.42	F.C.
	(Australia)
Eni New Energy US Holding Llc	Dover	USA	USD	100	Eni New Energy US Inc	99.00	92.42	F.C.
	(USA)				Eni New Energy US Inv.Inc	1.00
Eni New Energy US Inc	Dover	USA	USD	100	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(USA)
Eni New Energy US Investing Inc	Dover	USA	USD	1,000	Eni New Energy US Inc	100.00	92.42	F.C.
	(USA)
Eni Plenitude Iberia SLU	Santander	Spain	EUR	3,192,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Eni Plenitude Investment Colombia SAS	Bogotà	Colombia	COP	1,010,840,000	Eni Plen. Wind & En. Srl	51.00	47.14	F.C.
	(Colombia)				Third parties	49.00
Eni Plenitude Investment Spain SL	Madrid	Spain	EUR	100,000	Eni Plen. Wind & En. Srl	51.00	47.14	F.C.
	(Spain)				Third parties	49.00
Eni Plenitude Operations France SAS	Argenteuil	France	EUR	1,116,489.72	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(France)
Eni Plenitude Renewables France SAS	Argenteuil	France	EUR	51,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(France)
Eni Plenitude Renewables Hellas	Athens	Greece	EUR	8,227,464	Eni Plenitude SpA SB	100.00	92.42	F.C.
Single Member SA	(Greece)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

126	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude Renewables	Luxembourg	Luxembourg	EUR	10,253,560	Eni Plenitude SpA SB	100.00	92.42	F.C.
Luxembourg Sàrl	(Luxembourg)
Eni Plenitude Renewables Spain SLU	Madrid	Spain	EUR	6,680	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Eni Plenitude Rooftop France SAS	Argenteuil	France	EUR	40,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(France)
Eni Plenitude Technical Services	Bogotà	Colombia	COP	1,000,000	Eni Plen. Tech. Serv. Srl	60.00	55.45	F.C.
Colombia SAS	(Colombia)				Third parties	40.00
Eni Plenitude Technical Services	Cluj-Napoca	Romania	RON	4,400	Eni Plen. Tech. Serv. Srl	95.00	92.42	F.C.
Romania Srl	(Romania)				Eni Plen. St. Italy Srl	5.00
Eni Plenitude Technical Services	Madrid	Spain	EUR	3,000	Eni Plen. Tech. Serv. Srl	100.00	92.42	F.C.
Spain SLU	(Spain)
Eolica Cuellar de la Sierra SLU	Madrid	Spain	EUR	110,999.77	Eni Plen. Inv. Spain SL	100.00	47.14	F.C.
	(Spain)
Estanque Redondo Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Fortaleza Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Fotovoltaica Escudero SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Garita Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Gas Supply Company	Thessaloniki	Greece	EUR	13,761,788	Eni Plenitude SpA SB	100.00	92.42	F.C.
Thessaloniki - Thessalia SA	(Greece)
Guajillo Energy Storage Llc	Dover	USA	USD	100	Eni New Energy US H. Llc	100.00	92.42	F.C.
	(USA)
Guillena Nivel II SL	Madrid	Spain	EUR	3,000	Almazara Solar SLU	20.00	92.42	F.C.
(former Tebar Solar SLU)	(Spain)				Atlante Solar SLU	20.00
					Chapitel Solar SLU	20.00
					Fortaleza Solar SLU	20.00
					Garita Solar SLU	20.00
Guilleus Consulting SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	92.42	F.C.
	(Spain)
HLS Bonete PV SLU	Madrid	Spain	EUR	3,602	HLS Bonete Topco SLU	100.00	92.42	F.C.
	(Spain)
HLS Bonete Topco SLU	Madrid	Spain	EUR	6,602	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)
Holding Lanas Solar Sàrl	Argenteuil	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	92.42	F.C.
	(France)
Inveese SAS	Bogotá	Colombia	COP	100,000,000	Eni Plen. Inv. Colombia	75.00	35.35	F.C.
	(Colombia)				Third parties	25.00
Ixia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Kellam Solar Class B Llc	Dover	USA	USD	1	Eni New Energy US Inc	100.00	92.42	F.C.
	(USA)
Kellam Tax Equity Partnership Llc	Dover	USA	USD	40,431,680	Kellam Solar Class B	94.93	87.74	F.C.
	(USA)				Third parties	5.07
Krypton SAS	Argenteuil	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	92.42	F.C.
	(France)
Ladronera Solar SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	92.42	F.C.
	(Spain)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	127

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Lanas Solar SAS	Argenteuil	France	EUR	100	Holding Lanas Solar Sàrl	100.00	92.42	F.C.
	(France)
Maristella Directorship SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Spain SLU	100.00	92.42	F.C.
	(Spain)
Membrio Solar SLU	Lodosa	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Miburia Trade SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	92.42	F.C.
	(Spain)
Olea Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Opalo Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
Pistacia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(Spain)
POP Solar SAS	Argenteuil	France	EUR	1,000	Eni Plen. Ren. Lux. Sàrl	100.00	92.42	F.C.
	(France)
Punes Trade SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	92.42	F.C.
	(Spain)
Renopool 1 SLU	Madrid	Spain	EUR	3,015	Eni Plen. Ren. Spain SLU	100.00	92.42	F.C.
	(Spain)
SKGRPV1 Single Member Private	Athens	Greece	EUR	37,600	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV2 Single Member Private	Athens	Greece	EUR	39,600	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV3 Single Member Private	Athens	Greece	EUR	37,600	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV4 Single Member Private	Athens	Greece	EUR	36,600	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV5 Single Member Private	Athens	Greece	EUR	37,600	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV6 Single Member Private	Athens	Greece	EUR	48,300	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV7 Single Member Private	Athens	Greece	EUR	109,000	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV8 Single Member Private	Athens	Greece	EUR	27,200	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV9 Single Member Private	Athens	Greece	EUR	47,200	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV10 Single Member Private	Athens	Greece	EUR	39,800	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV11 Single Member Private	Athens	Greece	EUR	49,300	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV12 Single Member Private	Athens	Greece	EUR	31,000	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV13 Single Member Private	Athens	Greece	EUR	45,100	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV14 Single Member Private	Athens	Greece	EUR	1,621,900	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)
SKGRPV15 Single Member Private	Athens	Greece	EUR	39,000	Eni Plen. Renew. Hellas	100.00	92.42	F.C.
Company	(Greece)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

128	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
SKGRPV16 Single Member Private	Athens	Greece	EUR	32,000	Eni Plen. Renew. Hellas	100.00		92.42	F.C.
Company	(Greece)
SKGRPV17 Single Member Private	Athens	Greece	EUR	50,200	Eni Plen. Renew. Hellas	100.00		92.42	F.C.
Company	(Greece)
SKGRPV18 Single Member Private	Athens	Greece	EUR	28,200	Eni Plen. Renew. Hellas	100.00		92.42	F.C.
Company	(Greece)
SKGRPV19 Single Member Private	Athens	Greece	EUR	91,400	Eni Plen. Renew. Hellas	100.00		92.42	F.C.
Company	(Greece)
SKGRPV20 Single Member Private	Athens	Greece	EUR	59,200	Eni Plen. Renew. Hellas	100.00		92.42	F.C.
Company	(Greece)
Tantalio Renovables SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Spain SLU	100.00		92.42	F.C.
	(Spain)
Timber Road Blue Harvest Class A Llc	Dover	USA	USD	1	Eni New Energy US Inc	100.00		92.42	F.C.
	(USA)
Wind Grower SLU	Ourense	Spain	EUR	593,000	Eni Plen. T. S. Spain	100.00		92.42	F.C.
	(Spain)
Wind Hero SLU	Ourense	Spain	EUR	563,000	Eni Plen. T. S. Spain	100.00		92.42	F.C.
	(Spain)
Xenon SAS	Argenteuil	France	EUR	1,500,100	Eni Plen. Op. Fr. SAS	0.01	(a)	92.42	F.C.
	(France)				Third parties	99.99
Zinnia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		92.42	F.C.
	(Spain)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Controlling interest:	Eni Plen. Op. Fr. SAS	100.00

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	129

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.

D-Share SpA	San Donato	Italy	EUR	121,719.25	AGI SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Corporate University SpA	San Donato	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Energy Italy SpA	Rome	Italy	EUR	5,000,000	Eni SpA	100.00	100.00	F.C.

Eni Trading & Shipping SpA	Rome	Italy	EUR	334,171	Eni SpA	100.00		Co.
(in liquidation)
EniProgetti SpA	Venezia	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
	Marghera (VE)
Eniquantic SpA	Rome	Italy	EUR	50,000	Eni SpA	94.00		Co.
					Third parties	6.00
EniServizi SpA	San Donato	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eniverse Ventures Srl	San Donato	Italy	EUR	1,550,000	Eni SpA	100.00		Co.
	Milanese (MI)
Enivibes Srl	Vimodrone (MI)	Italy	EUR	3,552,632	Eniverse	76.00
					Third parties	24.00
Servizi Aerei SpA	San Donato	Italy	EUR	48,205,536	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
Eni Finance USA Inc	Dover	USA	USD	2,500,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Insurance DAC	Dublin	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United Kingdom	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Next Llc	Dover	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00	100.00	F.C.
	(Egypt)				Eni SpA	1.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

130	INTERIM CONSOLIDATED REPORT 2024

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind SpA	San Donato	Italy	EUR	101,755,495.30	Eni SpA	99.99	100.00	F.C.
	Milanese (MI)				Third parties	(..)
Industria Siciliana Acido	Gela (CL)	Italy	EUR	1,300,000	Eni Rewind SpA	52.00		Eq.
Fosforico - ISAF - SpA					Third parties	48.00
(in liquidation)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind International BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Oleodotto del Reno SA	Coira	Switzerland	CHF	1,550,000	Eni Rewind SpA	100.00		Eq.
	(Switzerland)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	131

JOINT ARRANGEMENTS AND ASSOCIATES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agri-Energy Srl (†)	Jolanda di Savoia	Italy	EUR	50,000	Eni Natural Energies SpA	50.00		Eq.
	(FE)				Third parties	50.00
Azule Energy Angola SpA	San Donato	Angola	EUR	20,200,000	Azule Energy Holdings Ltd	100.00
	Milanese (MI)
Mozambique Rovuma Venture SpA (†)	San Donato	Mozambique	EUR	20,000,000	Eni SpA	35.71		Eq.
	Milanese (MI)				Third parties	64.29

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
(in liquidation)	(Egypt)				Third parties	75.00
Azule Energy Angola (Block 18) BV	Rotterdam	Angola	EUR	2,275,625.42	Azule Energy Holdings Ltd	100.00
	(Netherlands)
Azule Energy Angola BV	Amsterdam	Angola	EUR	20,000	Azule Energy Holdings Ltd	100.00
	(Netherlands)
Azule Energy Angola Production BV	Amsterdam	Angola	EUR	20,000	Azule Energy Holdings Ltd	100.00
	(Netherlands)
Azule Energy Exploration Angola (KB) Ltd	London	Angola	USD	1	Azule Energy Holdings Ltd	100.00
	(United Kingdom)
Azule Energy Exploration (Angola) Ltd	London	Angola	USD	1,000,000	Azule Energy Holdings Ltd	100.00
	(United Kingdom)
Azule Energy Gas Supply Services Inc	Dover	USA	USD	1,000	Azule Energy Holdings Ltd	100.00
	(USA)
Azule Energy Holdings Ltd (†)	London	United Kingdom	USD	1,000,000	Eni International BV	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Azule Energy Ltd	London	Angola	USD	1	Azule Energy Holdings Ltd	100.00
	(United Kingdom)
Azule Energy US Gas Llc	Wilmington	USA	USD	12,800,000	Azule En. Gas Sup. S. Inc	100.00
	(USA)
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

132	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Cabo Delgado Gas Development	Maputo	Mozambique	MZN	2,500,000		Eni Mozamb. LNG H. BV	50.00		Co.
Limitada (†)	(Mozambique)					Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VED	0		Eni Venezuela BV	50.00		Eq.
	(Venezuela)					Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VED	0		Eni Venezuela BV	26.00		Co.
	(Venezuela)					Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000		Eni Mozamb. LNG H. BV	25.00		Eq.
	(Mozambique)					Third parties	75.00
Coral South FLNG DMCC	Dubai	United Arab	AED	500,000		Eni Mozamb. LNG H. BV	25.00		Eq.
	(United Arab	Emirates				Third parties	75.00
	Emirates)
E&E Algeria Touat BV (†)	The Hague	Algeria	EUR	65,265,660		Eni En. Touat Hold. BV	54.00		Eq.
	(Netherlands)					Third parties	46.00
East Delta Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)					Third parties	62.50
East Obaiyed Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)					Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000		Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)					Third parties	66.67
In Salah Gas Ltd	St. Helier	Algeria	GBP	180		Eni In Salah Ltd	25.56		Co.
	(Jersey)					Third parties	74.44
In Salah Gas Services Ltd	St. Helier	Netherlands	GBP	180		Eni In Salah Ltd	25.56		Co.
	(Jersey)					Third parties	74.44
Isatay Operating Company Llp (†)	Astana	Kazakhstan	KZT	400,000		Eni Isatay	50.00		Co.
	(Kazakhstan)					Third parties	50.00
Karachaganak Petroleum Operating BV	Amsterdam	Kazakhstan	EUR	20,000		Agip Karachaganak BV	29.25		Co.
	(Netherlands)					Third parties	70.75
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development Co Llc	Wilmington	USA	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
	(USA)					Third parties	67.50
Mangistau Power BV (†)	Amsterdam	Kazakhstan	EUR	20,000		Eni International BV	51.00		Eq.
	(Netherlands)					Third parties	49.00
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Meleiha Petroleum Company	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
NOGAT BV (†)	The Hague	Netherlands	EUR	30,657,500		Eni En. Holding NL BV	15.00	15.00	J.O.
	(Netherlands)					Third parties	85.00
Noordgastransport BV	The Hague	Netherlands	EUR	18,151,208.64		Eni En. Holding NL BV	18.57		Eq.
	(Netherlands)					Third parties	81.43

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Shares without nominal value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	133

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Norpipe Terminal Holdco Ltd	London	Norway	GBP	55.69	Eni SpA	14.20		Eq.
	(United Kingdom)				Third parties	85.80
North El Burg Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
North El Hammad Petroleum Co	Cairo	Egypt	USD	20,000	Ieoc Production BV	18.75		Co.
	(Egypt)				Third parties	81.25
Petrobel Belayim Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VED	0	Eni Lasmo Plc	40.00		Eq.
	(Venezuela)				Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VED	0.02	Eni Lasmo Plc	40.00		Eq.
	(Venezuela)				Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VED	0	Eni Venezuela BV	26.00		Eq.
	(Venezuela)				Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
QatarEnergy LNG NFE (5)	Doha	Qatar	USD	1,175,885,000	Eni Qatar BV	25.00		Eq.
	(Qatar)				Third parties	75.00
Rovuma LNG Investment (DIFC) Ltd	Dubai	Mozambique	USD	50,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(United Arab				Third parties	75.00
	Emirates)
Rovuma LNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(Mozambique)				Third parties	75.00
Shorouk Petroleum Company	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Société Centrale Electrique	Pointe-Noire	Republic	XAF	44,732,000,000	Eni Congo SAU	20.00		Eq.
du Congo SA	(Republic	of the Congo			Third parties	80.00
	of the Congo)
Société Italo Tunisienne	Tunis	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d’Exploitation Pétrolière SA (†)	(Tunisia)				Third parties	50.00
Sodeps - Société de Developpement	Tunis	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
et d’Exploitation du Permis du Sud SA (†)	(Tunisia)				Third parties	50.00
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	New Cairo	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
Vår Energi ASA (#)	Sandnes	Norway	NOK	399,425,000	Eni International BV	63.04		Eq.
	(Norway)				Third parties	36.96
VIC CBM Ltd (†)	London	Indonesia	USD	52,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London	Indonesia	USD	25,631,640	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
West Ashrafi Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)				Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of extra-EU countries.
(†) Jointly controlled entity.

134	INTERIM CONSOLIDATED REPORT 2024

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
SeaCorridor Srl (†)	San Donato	Italy	EUR	100,000,000	Eni SpA	50.10		Eq.
	Milanese (MI)				Third parties	49.90

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio		Consolidation or valutation method (*)
Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	74.62	(a)	J.O.
	(Netherlands)				Third parties	50.00
Damietta LNG (DLNG) SAE (†)	Damietta	Egypt	USD	375,000,000	Eni Gas Liquef. BV	50.00	50.00		J.O.
	(Egypt)				Third parties	50.00
DLNG Service SAE (†)	Damietta	Egypt	USD	1,000,000	Damietta LNG	98.00	50.00		J.O.
	(Egypt)				Eni Gas Liquef. BV	1.00
					Third parties	1.00
GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00		J.O.
	(Netherlands)				Third parties	50.00
Société Energies Renouvelables	Tunis	Tunisia	TND	11,100,000	Eni International BV	50.00			Eq.
Eni-ETAP SA (†)	(Tunisia)				Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Equity ratio equal to the Eni’s working interest.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	135

REFINING, CHEMICALS AND POWER

Refining

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	44.78		Eq.
Merci SpA					Third parties	55.22
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Ecofuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Ecofuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Ecofuel SpA	25.00		Eq.
					Third parties	75.00
Green Hydrogen Venezia Srl (†)	Verona	Italy	EUR	10,000	Eni SpA	50.00		Eq.
					Third parties	50.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Eq.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Società Oleodotti Meridionali -	Rome	Italy	EUR	3,085,000	Eni SpA	70.00		Eq.
SOM SpA (†)					Third parties	30.00
South Italy Green Hydrogen Srl (†)	Rome	Italy	EUR	10,000	Eni SpA	50.00		Eq.
					Third parties	50.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Abu Dhabi Oil Refining Company	Abu Dhabi	United Arab	AED	500,000,000	Eni Abu Dhabi R&T BV	20.00		Eq.
(TAKREER)	(United Arab	Emirates			Third parties	80.00
	Emirates)
ADNOC Global Trading Ltd	Abu Dhabi	United Arab	USD	100,000,000	Eni Abu Dhabi R&T BV	20.00		Eq.
	(United Arab	Emirates			Third parties	80.00
	Emirates)
AET - Raffineriebeteiligungsgesellschaft	Schwedt	Germany	EUR	27,000	Enilive Deutsch. GmbH	33.33		Eq.
mbH (†)	(Germany)				Third parties	66.67
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg	Germany	EUR	10,226,000	Enilive Deutsch. GmbH	20.00	20.00	J.O.
	(Germany)				Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

136	INTERIM CONSOLIDATED REPORT 2024

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio		Consolidation or valutation method (*)
Egyptian International Gas	New Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00			Eq.
Technology Co	(Egypt)				Third parties	60.00
Mediterranée Bitumes SA	Tunis	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
	(Tunisia)				Third parties	66.00
Supermetanol CA (†)	Jose Puerto	Venezuela	VED	0	Ecofuel SpA	34.51	50.00	(a)	J.O.
	La Cruz				Supermetanol CA	30.07
	(Venezuela)				Third parties	35.42

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Equity ratio equal to the Eni’s working interest.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	137

Chemicals

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Eni Rewind SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,304,464	Versalis SpA	19.61		Eq.
					Eni Rewind SpA	11.51
					S.E.F. Srl	10.63
					Third parties	58.25
Polymer Servizi Ecologici Scarl	Terni	Italy	EUR	10,000	Novamont SpA	32.44		Eq.
					Third parties	67.56
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	37.22		Eq.
					Eni Rewind SpA	5.65
					Third parties	57.13
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Venezia	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
	Marghera (VE)				Eni Rewind SpA	38.39
					Third parties	13.17

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
BioBag Baltic OÜ	Tallinn	Estonia	EUR	3,846	BioBag International	35.00		Eq.
	(Estonia)				Third parties	65.00
Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	701,800,000,000	Versalis SpA	50.00		Eq.
	(South Korea)				Third parties	50.00
Versalis Chem-invest Llp (†)	Uralsk City	Kazakhstan	KZT	64,194,000	Versalis International SA	49.00		Eq.
	(Kazakhstan)				Third parties	51.00
VPM Oilfield Specialty Chemicals Llc (†)	Abu Dhabi	United Arab	AED	1,000,000	Versalis International SA	49.00		Eq.
	(United Arab	Emirates			Third parties	51.00
	Emirates)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

138	INTERIM CONSOLIDATED REPORT 2024

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Società EniPower Ferrara Srl (†)	San Donato	Italy	EUR	140,000,000	EniPower SpA	51.00	26.01	J.O.
	Milanese (MI)				Third parties	49.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	139

ENILIVE AND PLENITUDE

Enilive

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Agass Energy Solution Europe SL (†)	Madrid	Spain	EUR	3,000	Aten Oil Setor SLU	50.00			Eq.
	(Spain)				Third parties	50.00
City Carburoil SA (†)	Monteceneri	Switzerland	CHF	6,000,000	Enilive Suisse SA	49.91			Eq.
	(Switzerland)				Third parties	50.09
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Enilive SpA	22.50			Eq.
	(Singapore)				Third parties	77.50
Fuelling Aviation Services GIE	Tremblay-	France	EUR	0	Enilive France Sàrl	25.00			Co.
	en-France				Third parties	75.00
	(France)
Routex BV	Amsterdam	Netherlands	EUR	67,500	Enilive SpA	20.00	(a)		Eq.
	(Netherlands)				Routex BV	20.00
					Third parties	60.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Enilive Suisse SA	20.00			Co.
	(Switzerland)				Third parties	80.00
St. Bernard Renewables Llc (†)	Wilmington	USA	USD	1,000	Enilive US Inc	50.00			Eq.
	(USA)				Third parties	50.00
TBG Tanklager Betriebsgesellschaft	Salzburg	Austria	EUR	43,603.70	Enilive Mark. A. GmbH	50.00			Eq.
GmbH (†)	(Austria)				Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034	Enilive Deutsch. GmbH	20.00			Eq.
	(Germany)				Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Controlling interest:	Enilive SpA	25.00
	Third parties	75.00

(†) Jointly controlled entity.

140	INTERIM CONSOLIDATED REPORT 2024

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Atis Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Bettercity SpA	Bergamo	Italy	EUR	4,050,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Evogy Srl Società Benefit	Seriate (BG)	Italy	EUR	11,785.71	Evolvere Venture SpA	45.45		Eq.
					Third parties	54.55
GreenIT SpA(†)	San Donato	Italy	EUR	50,000	Eni Plenitude SpA SB	51.00		Eq.
	Milanese (MI)				Third parties	49.00
Hergo Renewables SpA (†)	Milan	Italy	EUR	50,000	Eni Plenitude SpA SB	65.00		Eq.
					Third parties	35.00
Krimisa Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Messapia Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Renewable Dispatching Srl	Milan	Italy	EUR	200,000	Evolvere Venture SpA	40.00		Eq.
					Third parties	60.00
Siel Agrisolare Srl (†)	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	51.00		Eq.
	(FC)				Third parties	49.00
Tate Srl	Bologna	Italy	EUR	408,509.29	Evolvere Venture SpA	36.00		Eq.
					Third parties	64.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
2022 Sol VII Llc (†)	Wilmington	USA	USD	86,233,622	Timber Road Blue Harvest	76.25		Eq.
	(USA)				Third parties	23.75
2023 Sol IX Llc (†)	Wilmington	USA	USD	219,753,706	Cattlemen Class A Llc	74.54		Eq.
	(USA)				Third parties	25.46
Bluebell Solar Class A Holdings II Llc	Wilmington	USA	USD	82,351,634	Eni New Energy US Inc	99.00		Eq.
	(USA)				Third parties	1.00
Clarensac Solar SAS	Fuveau	France	EUR	25,000	Eni Plen. Op. Fr. SAS	40.00		Eq.
	(France)				Third parties	60.00
Enera Conseil SAS (†)	Levallois-Perret	France	EUR	9,690	Eni G&P France SA	51.00		Eq.
	(France)				Third parties	49.00
EnerOcean SL (†)	Malaga	Spain	EUR	493,320	Eni Plenitude SpA SB	37.70		Eq.
	(Spain)				Third parties	62.30
Evacuación San Serván 400 SL (†)	Madrid	Spain	EUR	3,000	Renopool 1 SLU	68.77		Eq.
	(Spain)				Third parties	31.23

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	141

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Guillena 400 Promotores SL (†)	Seville	Spain	EUR	3,000	Almazara Solar SLU	6.99		Eq.
	(Spain)				Atlante Solar SLU	6.99
					Chapitel Solar SLU	6.99
					Fortaleza Solar SLU	6.99
					Garita Solar SLU	6.99
					Third parties	65.05
Infraestructuras San Serván SET 400 SL (†)	Madrid	Spain	EUR	90,000	Renopool 1 SLU	42.31		Eq.
	(Spain)				Third parties	57.69
Instalaciones San Serván II 400 SL (†)	Madrid	Spain	EUR	11,026	Renopool 1 SLU	52.38		Eq.
	(Spain)				Third parties	47.62
Mangistau Renewables BV (†)	Amsterdam	Netherlands	EUR	20,000	Eni Energy Solutions BV	51.00		Eq.
	(Netherlands)				Third parties	49.00
Novis Renewables Holdings Llc	Wilmington	USA	USD	100	Eni New Energy US Inc	49.00		Eq.
	(USA)				Third parties	51.00
Novis Renewables Llc (†)	Wilmington	USA	USD	100	Eni New Energy US Inc	50.00		Eq.
	(USA)				Third parties	50.00
Parc Tramuntana SL (†)	Cerdanyola	Spain	EUR	3,500	Eni Plenitude SpA SB	50.00		Eq.
	del Valles				Third parties	50.00
	(Spain)
Parque Eolico Marino La Janda SL (†)	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
	(Spain)				Third parties	50.00
Parque Eolico Marino Nordes SL (†)	La Coruña	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
	(Spain)				Third parties	50.00
Parque Eolico Marino Tarahal SL (†)	Las Palmas	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
	de Gran Canaria				Third parties	50.00
	(Spain)
POW - Polish Offshore	Warsaw	Poland	PLN	5,000	Eni Energy Solutions BV	95.00		Eq.
Wind-Co Sp zoo (†)	(Poland)				Third parties	5.00
Promotores Caparacena 400 SL	Madrid	Spain	EUR	3,000	Ladronera Solar SLU	8.21		Eq.
	(Spain)				Boceto Solar SLU	7.30
					Cornisa Solar SLU	7.30
					Third parties	77.19
Tramuntana Energy LAB SL (†)	Cerdanyola	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
	del Valles				Third parties	50.00
	(Spain)
Vårgrønn AS (†)	Stavanger	Norway	NOK	700,000	Eni Energy Solutions BV	65.00		Eq.
	(Norway)				Third parties	35.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

142	INTERIM CONSOLIDATED REPORT 2024

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Consorzio per l’attuazione del Progetto	Frascati (RM)	Italy	EUR	1,000,000	Eni SpA	25.00			Co.
Divertor Tokamak Test DTT Scarl (†)					Third parties	75.00
Energy Dome SpA	Milan	Italy	EUR	182,830.21	Eni Next Llc				Eq.
					Third parties
Saipem SpA (#) (†)	Milan	Italy	EUR	501,669,790.83	Eni SpA	21.19	(a)		Eq.
					Saipem SpA	1.15
					Third parties	77.66

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Avanti Battery Company	Natick	USA	USD	683	Eni Next Llc			Eq.
	(USA)				Third parties
Commonwealth Fusion Systems Llc	Wilmington	USA	USD	904.64	Eni Next Llc			Eq.
	(USA)				CFS
					Third parties
Cool Planet Technologies Ltd	London	United Kingdom	GBP	1,000	Eni Next Llc			Eq.
	(United Kingdom)				Third parties
CZero Inc	Wilmington	USA	USD	334	Eni Next Llc			Eq.
	(USA)				Third parties
Form Energy Inc	Somerville	USA	USD	1,129	Eni Next Llc			Eq.
	(USA)				Third parties
M2X Energy Inc	Wilmington	USA	USD	99	Eni Next Llc			Eq.
	(USA)				Third parties
Mantel Capture Inc	Wilmington	USA	USD	1,150	Eni Next Llc			Eq.
	(USA)				Third parties
sHYp BV PBC	Wilmington	USA	USD	86	Eni Next Llc			Eq.
	(USA)				Third parties
Swift Solar Inc	Wilmington	USA	USD	740.37	Eni Next Llc			Eq.
	(USA)				Third parties
Tecninco Engineering Contractors Llp (†)	Aksai	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00		Eq.
	(Kazakhstan)				Third parties	51.00
Thiozen Inc	Wilmington	USA	USD	351	Eni Next Llc			Eq.
	(USA)				Third parties

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

(†) Jointly controlled entity.
(a) Controlling interest:	Eni SpA	21.44
	Third parties	78.56

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	143

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
HEA SpA (†)	Bologna	Italy	EUR	50,000	Eni Rewind SpA	50.00	50.00	J.O.
					Third parties	50.00
LabAnalysis Environmental Science Srl (†)	San Giovanni	Italy	EUR	100,000	Eni Rewind SpA	30.00		Eq.
	Teatino (CH)				Third parties	70.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

144	INTERIM CONSOLIDATED REPORT 2024

OTHER SIGNIFICANT INVESTMENTS

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
BF SpA (#)	Jolanda di Savoia	Italy	EUR	261,883,391	Eni Natural Energies SpA	5.32	F.V.
	(FE)				Third parties	94.68
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	142,000	Eni SpA	12.50	F.V.
per la Qualità e l’Innovazione					Third parties	87.50
Società Italiana Sementi SpA	San Lazzaro	Italy	EUR	40,790,314.24	Eni Natural Energies SpA	17.24	F.V.
	di Savena (BO)				Third parties	82.76

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Administradora del Golfo	Caracas	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
de Paria Este SA	(Venezuela)					Third parties	80.50
Alam El Shawish Petroleum Co	Cairo	Egypt	EGP	20,000		Eni En. Alam El Shaw. BV	12.50	F.V.
	(Egypt)					Third parties	87.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	F.V.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	187,569,921.42		Eni G&P LNG Aus. BV	10.99	F.V.
	(Australia)					Third parties	89.01
New Liberty Residential Urban	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	F.V.
Renewal Company Llc	(USA)					Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	F.V.
	(Nigeria)					Third parties	89.60
North Caspian Operating Company NV	The Hague	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	F.V.
	(Netherlands)					Third parties	83.19
Petrolera Güiria SA	Caracas	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
	(Venezuela)					Third parties	80.50
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50	F.V.
	(Egypt)					Third parties	87.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

(a) Shares without nominal value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	145

GLOBAL GAS & LNG PORTFOLIO

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Friedeburg-Etzel	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

146	INTERIM CONSOLIDATED REPORT 2024

REFINING, CHEMICALS AND POWER

Refining

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
BFS Berlin Fuelling Services GbR	Berlin	Germany	EUR	89,199	Enilive Deutsch. GmbH	12.50	F.V.
(in liquidation)	(Germany)				Third parties	87.50
Saudi European Petrochemical Co	Al Jubail	Saudi Arabia	SAR	1,200,000,000	Ecofuel SpA	10.00	F.V.
“IBN ZAHR”	(Saudi Arabia)				Third parties	90.00
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309	Eni International BV	12.00	F.V.
	(Ghana)				Third parties	88.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	147

ENILIVE AND PLENITUDE

Enilive

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Compañía de Economia Mixta	Cuenca	Ecuador	USD	6,863,493		Eni Ecuador SA	13.38	F.V.
“Austrogas”	(Ecuador)					Third parties	86.62
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre	France	EUR	207,500		Enilive France Sàrl	18.00	F.V.
	(France)					Third parties	82.00
Dépôts Pétroliers de Fos SA	Fos-Sur-Mer	France	EUR	3,954,196.40		Enilive France Sàrl	16.81	F.V.
	(France)					Third parties	83.19
Gestión de Envases Comerciales e	Madrid	Spain	EUR	3,000		Enilive Iberia SLU	16.40	F.V.
Industriales SL	(Spain)					Third parties	83.60
Joint Inspection Group Ltd	Cambourne	United Kingdom	GBP	0	(a)	Enilive SpA	12.50	F.V.
	(United Kingdom)					Third parties	87.50
S.I.P.G. Société Immobilière	Tremblay-en-	France	EUR	40,000		Enilive France Sàrl	12.50	F.V.
Pétrolière de Gestion Snc	France					Third parties	87.50
	(France)
Sistema Integrado de Gestion	Madrid	Spain	EUR	175,713		Enilive Iberia SLU	15.45	F.V.
de Aceites Usados	(Spain)					Third parties	84.55
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Enilive Suisse SA	16.27	F.V.
	(Switzerland)					Third parties	83.73

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

148	INTERIM CONSOLIDATED REPORT 2024

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
New Energy One Acquisition	London	United Kingdom	GBP	56,220.61	Eni International BV		F.V.
Corporation Plc	(United Kingdom)				Third parties

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Eni Rewind SpA	30.00	F.V.
(in bankruptcy)					Third parties	70.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	149

Changes in the scope of consolidation for the first half 2024

Fully consolidated subsidiaries

COMPANIES INCLUDED (No. 53)

Aten Oil Activos SLU	Madrid	Enilive	Acquisition

Aten Oil Operaciones SLU	Madrid	Enilive	Acquisition

Aten Oil Setor Activos SLU	Madrid	Enilive	Acquisition

Aten Oil Setor Operaciones SLU	Madrid	Enilive	Acquisition

Aten Oil Setor SLU	Madrid	Enilive	Acquisition

Aten Oil SLU	Madrid	Enilive	Acquisition

Bacton CCS Ltd	London	Exploration & Production	Relevancy

Cattlemen Class A Llc	Dover	Plenitude	Acquisition

EniProgetti Egypt Ltd	Cairo	Corporate and financial companies	Relevancy

Eni Energy Alam El Shawish BV	The Hague	Exploration & Production	Acquisition

Eni Energy Arguni I BV	The Hague	Exploration & Production	Acquisition

Eni Energy Ashrafi BV	The Hague	Exploration & Production	Acquisition

Eni Energy Australia Pty Ltd	Perth	Exploration & Production	Acquisition

Eni Energy Bonaparte Pty Ltd	Perth	Exploration & Production	Acquisition

Eni Energy Bondco Ltd	London	Exploration & Production	Acquisition

Eni Energy Capital Ltd	London	Exploration & Production	Acquisition

Eni Energy E&P Holding Netherlands BV	The Hague	Exploration & Production	Acquisition

Eni Energy E&P UKCS Ltd	London	Exploration & Production	Acquisition

Eni Energy E&P UK Ltd	London	Exploration & Production	Acquisition

Eni Energy East Ganal BV	The Hague	Exploration & Production	Acquisition

Eni Energy East Sepinggan BV	The Hague	Exploration & Production	Acquisition

Eni Energy Egypt BV	The Hague	Exploration & Production	Acquisition

Eni Energy Exploration BV	The Hague	Exploration & Production	Acquisition

Eni Energy Facilities Netherlands BV	The Hague	Exploration & Production	Acquisition

150	INTERIM CONSOLIDATED REPORT 2024

Eni Energy Finance Ltd	London	Exploration & Production	Acquisition

Eni Energy France SAS	Neuilly-Sur-Seine	Exploration & Production	Acquisition

Eni Energy Germany BV	The Hague	Exploration & Production	Acquisition

Eni Energy Group Holdings Ltd	London	Exploration & Production	Acquisition

Eni Energy Group Ltd	London	Exploration & Production	Acquisition

Eni Energy Group Midco Ltd	London	Exploration & Production	Acquisition

Eni Energy Group Resourcing Ltd	London	Exploration & Production	Acquisition

Eni Energy Holding Netherlands BV	The Hague	Exploration & Production	Acquisition

Eni Energy Hydrogen BV	The Hague	Exploration & Production	Acquisition

Eni Energy Hydrogen Ltd	London	Exploration & Production	Acquisition

Eni Energy International SAS	Neuilly-Sur-Seine	Exploration & Production	Acquisition

Eni Energy Italy SpA	Rome	Corporate and financial companies	Constitution

Eni Energy Jakarta BV	The Hague	Exploration & Production	Acquisition

Eni Energy Muara Bakau BV	The Hague	Exploration & Production	Acquisition

Eni Energy Netherlands Administration BV	The Hague	Exploration & Production	Acquisition

Eni Energy Netherlands BV	The Hague	Exploration & Production	Acquisition

Eni Energy North Ganal BV	The Hague	Exploration & Production	Acquisition

Eni Energy North West El Amal BV	The Hague	Exploration & Production	Acquisition

Eni Energy Participation Netherlands BV	The Hague	Exploration & Production	Acquisition

Eni Energy Touat Holding BV	The Hague	Exploration & Production	Acquisition

Eni Energy West Ganal BV	The Hague	Exploration & Production	Acquisition

Eni Netherlands CCUS BV	The Hague	Exploration & Production	Acquisition

Eni Tellus CCS Ltd	London	Exploration & Production	Acquisition

Eni Timor 22-23 BV	Amsterdam	Exploration & Production	Relevancy

Neptune Energy Brasil Participacoes Ltda	Rio de Janeiro	Exploration & Production	Acquisition

Production North Sea Netherlands Ltd	Wilmington	Exploration & Production	Acquisition

Tasonis DirectorShip SLU	Madrid	Enilive	Acquisition

Timber Road Blue Harvest Class A Llc	Dover	Plenitude	Acquisition

Versalis International Côte d’Ivoire Sarlu	Abidjan	Chemicals	Relevancy

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	151

COMPANIES EXCLUDED (No. 6)

Burren Shakti Ltd	Hamilton	Exploration & Production	Cancellation

Eni Algeria Ltd Sàrl	Luxembourg	Exploration & Production	Irrelevancy

Eni Bahrain BV	Amsterdam	Exploration & Production	Irrelevancy

Eni MOG Ltd ( in liquidation)	London	Exploration & Production	Cancellation

Eni Timor Leste SpA	San Donato Milanese (MI)	Exploration & Production	Irrelevancy

Ieoc SpA	San Donato Milanese (MI)	Exploration & Production	Irrelevancy

Consolidated joint operations

COMPANIES INCLUDED (No. 2)

NOGAT BV	The Hague	Exploration & Production	Acquisition of joint control

HEA SpA	Bologna	Other activities	Relevancy

Eni SpA

Headquarters

Piazzale Enrico Mattei, 1 - Rome - Italy

Capital Stock as of December 31, 2023: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

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Contacts

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